# EDGAR Submission Header Summary

| | |
|---|---|
| Submission Type | 485BPOS |
| Live File | on |
| Return Copy | on |
| Submission Contact | Catherine Nuck |
| Submission Contact Phone Number | 414-765-4789 |
| Exchange | NONE |
| Confirming Copy | off |
| Filer CIK | 0001141819 |
| Filer CCC | xxxxxxxx |
| Filer File Number | 333-62298 |
| Effectiveness Date Of Report | 08/30/10 |
| Act | 33 40 |
| Filer Investment Company Type | N-1A |
| Notify via Filing website Only | off |
| Emails | edgarfilers@usbank.com |
| Series IDs | S000029835 |
| Class IDs | C000091754 |
| Group ID | s1-c1 |

## Documents

| | | |
|---|---|---|
| 485BPOS | prfmnctrst-tpm_485b.htm | |
| | Post Effective Amendment | |
| EX-99.d | invstadv_agmt.htm | |
| | Investment Advisory Agreement | |
| EX-99.e | dist_agmt.htm | |
| | Underwriting Agreement | |
| EX-99.g | cust_agmt.htm | |
| | Custody Agreement | |
| EX-99.h1 | fnd-admin_agmt.htm | |
| | Fund Administration Servicing Agreement | |
| EX-99.h2 | ta_agmt.htm | |
| | Transfer Agent Servicing Agreement | |
| EX-99.h3 | fnd-acctg_agmt.htm | |
| | Fund Accounting Servicing Agreement | |
| EX-99.h5 | op-expns_agmt.htm | |
| | Operating Expense Limitation Agreement | |
| EX-99.i1 | lglltr.htm | |
| | Opinion and Consent of Counsel | |
| EX-99.p2 | coe.htm | |
| | Code of Ethics for Fund and Adviser | |
| CORRESP | bltr485_secrspnsltr.htm | |
| | 485b Letter and SEC Response Letter (Transmittal Letter) | |
| GRAPHIC | prfmnc_logo.jpg | |
| | Performance Trust logo | |
| GRAPHIC | chart_pga-6.jpg | |
| | Chart Appendix A Page 6 | |
| GRAPHIC | gandk_logo.jpg | |
| | Godfrey & Kahn logo | |
| GRAPHIC | addrs_1.jpg | |
| | Godfrey & Kahn address | |
| 485BPOS | prfmnctrst-tpm_485b.pdf | |
| | Unofficial PDF Copy of Post Effective Amendment | |
| CORRESP | bltr485_secrspnsltr.pdf | |
| | Unofficial PDF Copy of 485b Letter and SEC Response Letter (Transmittal Letter) | |

**Module and Segment References**

```
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>485BPOS</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Catherine Nuck</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>414-765-4789</value></field>
                <popup sid="SubSro_sroId_"><value>NONE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0001141819</value></field>
                <field sid="SubFiler_filerCcc_"><value>y@rqut2u</value></field>
                <field sid="SubFiler_fileNumber_"><value>333-62298</value></field>

                <field sid="SubDate_effectivenessDateOfReport_"><value>08/30/10</value></field>
                <combobox sid="SubTable_act_"><value>33 40</value></combobox>
                <combobox sid="SubInvCompany_invCompanyType_"><value>N-1A</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>prfmnctrst-tpm_485b.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>485BPOS</value></combobox>
                <field sid="SubDocument_description_"><value>Post Effective Amendment</value></field>
                <data sid="data1"><filename>prfmnctrst-tpm_485b.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>invstadv_agmt.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.d</value></combobox>
                <field sid="SubDocument_description_1"><value>Investment Advisory Agreement</value></field>
                <data sid="data2"><filename>invstadv_agmt.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>dist_agmt.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>EX-99.e</value></combobox>
                <field sid="SubDocument_description_2"><value>Underwriting Agreement</value></field>
                <data sid="data3"><filename>dist_agmt.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>cust_agmt.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>EX-99.g</value></combobox>
                <field sid="SubDocument_description_3"><value>Custody Agreement</value></field>
                <data sid="data4"><filename>cust_agmt.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_4"><value>fnd-admin_agmt.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_4"><value>EX-99.h1</value></combobox>
                <field sid="SubDocument_description_4"><value>Fund Administration Servicing Agreement</value></field>
                <data sid="data5"><filename>fnd-admin_agmt.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_5"><value>ta_agmt.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_5"><value>EX-99.h2</value></combobox>
                <field sid="SubDocument_description_5"><value>Transfer Agent Servicing Agreement</value></field>
                <data sid="data6"><filename>ta_agmt.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_6"><value>fnd-acctg_agmt.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_6"><value>EX-99.h3</value></combobox>
                <field sid="SubDocument_description_6"><value>Fund Accounting Servicing Agreement</value></field>
                <data sid="data7"><filename>fnd-acctg_agmt.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_7"><value>op-expns_agmt.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_7"><value>EX-99.h5</value></combobox>
                <field sid="SubDocument_description_7"><value>Operating Expense Limitation Agreement</value></field>
                <data sid="data8"><filename>op-expns_agmt.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_8"><value>lglltr.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_8"><value>EX-99.i1</value></combobox>
                <field sid="SubDocument_description_8"><value>Opinion and Consent of Counsel</value></field>
                <data sid="data9"><filename>lglltr.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_9"><value>coe.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_9"><value>EX-99.p2</value></combobox>
                <field sid="SubDocument_description_9"><value>Code of Ethics for Fund and Adviser</value></field>
                <data sid="data10"><filename>coe.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_10"><value>bltr485_secrspnsltr.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_10"><value>CORRESP</value></combobox>
                <field sid="SubDocument_description_10"><value>485b Letter and SEC Response Letter (Transmittal Letter)</value></field>
                <data sid="data11"><filename>bltr485_secrspnsltr.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_11"><value>prfmnc_logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_11"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_11"><value>Performance Trust logo</value></field>
                <data sid="data12"><filename>prfmnc_logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_12"><value>chart_pga-6.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_12"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_12"><value>Chart Appendix A Page 6</value></field>
                <data sid="data13"><filename>chart_pga-6.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_13"><value>gandk_logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_13"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_13"><value><![CDATA[Godfrey & Kahn logo]]></value></field>
                <data sid="data14"><filename>gandk_logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_14"><value>addrs_1.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_14"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_14"><value><![CDATA[Godfrey & Kahn address]]></value></field>
                <data sid="data15"><filename>addrs_1.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_15"><value>prfmnctrst-tpm_485b.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_15"><value>485BPOS</value></combobox>
                <field sid="SubDocument_description_15"><value>Unofficial PDF Copy of Post Effective Amendment</value></field>
                <data sid="data16"><filename>prfmnctrst-tpm_485b.pdf</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_16"><value>bltr485_secrspnsltr.pdf</value></field>
```

```
            <combobox sid="SubDocument_conformedDocumentType_16"><value>CORRESP</value></combobox>
            <field sid="SubDocument_description_16"><value>Unofficial PDF Copy of 485b Letter and SEC Response Letter (Transmittal
            <data sid="data17"><filename>bltr485_secrspnsltr.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
            <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
            <field sid="SubInternet_internetAddress_"><value>edgarfilers@usbank.com</value></field>
        </page>
        <page sid="PAGE8">
            <field sid="SubScExst_seriesId_"><value>S000029835</value></field>
            <field sid="SubScExst_classId_"><value>C000091754</value></field>
        </page>
        <page sid="PAGE9">
            <field sid="SubScNew_groupId_"><value>s1-c1</value></field>
        </page>
</XFDL>
```

As filed with the Securities and Exchange Commission on August 27, 2010
1933 Act Registration File No. 333-62298
1940 Act File No. 811-10401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM N-1A**

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933     [X]

        Pre-Effective Amendment No.     [ ]

        Post-Effective Amendment No.       200     [X]

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940     [X]

        Amendment No.       202     [X]

**TRUST FOR PROFESSIONAL MANAGERS**
(Exact Name of Registrant as Specified in Charter)

615 East Michigan Street
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices) (Zip Code)
(Registrant's Telephone Number, including Area Code) (414) 287-3338

Rachel A. Spearo, Esq.
U.S. Bancorp Fund Services, LLC
615 East Michigan Street, 2nd Floor
Milwaukee, Wisconsin 53202
(Name and Address of Agent for Service)

Copies to:
Carol A. Gehl, Esq.
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin 53202
(414) 273-3500

As soon as practicable after this Registration Statement is declared effective.
(Approximate Date of Proposed Public Offering)

It is proposed that this filing will become effective (check appropriate box)

[ ]         Immediately upon filing pursuant to Rule 485(b).
[X]        on August 30, 2010 pursuant to Rule 485(b).
[ ]         on (date) pursuant to Rule 485(a)(1).
[ ]         60 days after filing pursuant to Rule 485 (a)(1).
[ ]         75 days after filing pursuant to Rule 485 (a)(2).
[ ]         on (date) pursuant to Rule 485(a)(2).

If appropriate, check the following box:

[ ]         This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

# Performance Trust Total Return Bond Fund
## (Symbol: PTIAX)

# Prospectus

**August 30, 2010**

The Securities and Exchange Commission ("SEC") has not approved or disapproved of these securities or determined if this Prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

**Performance Trust Total Return Bond Fund**
A series of Trust for Professional Managers (the "Trust")

**TABLE OF CONTENTS**

## Summary Section

### Investment Objective

The investment objective of the Performance Trust Total Return Bond Fund (the "Fund") is to purchase undervalued fixed income assets and achieve investment returns through interest income and potential capital appreciation.

### Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

| **Shareholder Fees** *(fees paid directly from your investment)* | None |
|---|---|

| **Annual Fund Operating Expenses** *(expenses that you pay each year as a percentage of the value of your investment)* | |
|---|---|
| Management Fees | 0.60% |
| Other Expenses[1] | 1.03% |
| Total Annual Fund Operating Expenses | 1.63% |
| Fee Waiver/Expense Reimbursement | -0.68% |
| Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2] | 0.95% |

[1] Because the Fund is new, these expenses are based on estimated amounts for the Fund's current fiscal year.

[2] Pursuant to an operating expense limitation agreement between the Fund's investment adviser, Performance Trust Investment Advisors, LLC (the "Adviser"), and the Fund, the Adviser has agreed to waive its fees and/or reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive generally of interest and tax expenses, brokerage commissions, extraordinary and non-recurring expenses and acquired fund fees and expenses) for the Fund does not exceed 0.95% of the Fund's average net assets through August 30, 2013, subject thereafter to annual re-approval of the agreement by the Trust's Board of Trustees (the "Board of Trustees"). This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. The Adviser is permitted to seek reimbursement from the Fund, subject to limitations, for fees it waives and Fund expenses it pays.

### Example

This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| **1 Year** | **3 Years** |
|---|---|
| $97 | $303 |

### Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the annual fund operating expenses or in the Example, affect the Fund's performance.

### Principal Investment Strategies

Under normal circumstances, the Fund intends to invest at least 80% of its net assets in fixed income instruments. "Fixed income instruments" include bonds, debt securities and other fixed income instruments issued by various U.S. Government or private-sector entities.

The Fund will invest in fixed income instruments guaranteed by, or secured by collateral that is guaranteed by, the U.S. Government, its agencies, instrumentalities or sponsored corporations. This may include direct obligations of the U.S. Government or its agencies or instrumentalities or sponsored corporations, as well as mortgage-backed securities of the U.S. Government or its agencies.

The Fund's investments in debt securities may also consist of residential mortgage-backed securities ("RMBS") in the prime and "Alt-A" first lien mortgage sectors. Alt-A is one of three general classifications of mortgages along with prime and subprime. The risk profile of Alt-A mortgages falls between prime and subprime.

The Fund's remaining investments will consist of fixed income instruments and other investments including, but not limited to: asset-backed securities; corporate bonds, including high-yield bonds rated below investment grade by a nationally recognized statistical rating organization ("NRSRO"), commonly known as "junk bonds"; municipal bonds; real-estate investment trusts ("REITs"); or other investments. The Fund may also invest a portion of its assets in derivative instruments, including futures contracts, options and swaps as a substitute for taking positions in fixed income instruments or to reduce exposure to other risks.

The Fund's portfolio managers intend to construct the Fund's investment portfolio with a target weighted average effective duration of no less than one year and no more than ten years. The duration of the Fund's investment portfolio may vary materially from its target from time to time, and there is no assurance that the duration of the Fund's investment portfolio will conform to these limits.

Table of Contents - Prospectus

Investments are selected for the Fund by applying a process whereby the Adviser makes a forward projection of the expected value of an investment after a period of time, assuming specific changes in the value of the investment or key factors that would affect its value, such as changes in interest rates, yield curve shifts and time horizons. For fixed income instruments with credit components, a careful assessment of credit risk is made. Investments with superior risk reward characteristics with respect to criteria such as price, interest rate sensitivity and credit quality, are selected for the Fund's portfolio.

The Fund's portfolio turnover rate is not intended to be high, although a higher turnover rate may occur as market conditions warrant. The Fund's portfolio managers may sell an investment to satisfy redemption requests, when a security no longer satisfies the Fund's investment criteria as described above, or when a more attractive investment opportunity becomes available.

**Principal Risks**

Before investing in the Fund, you should carefully consider your own investment goals, the amount of time you are willing to leave your money invested, and the amount of risk you are willing to take. Remember, in addition to possibly not achieving your investment goals, **you could lose money by investing in the Fund**. The principal risks of investing in the Fund include:

· *Management Risk*. The risk that strategies employed by the Adviser in selecting investments for the Fund may not result in an increase in the value of your investment or in overall performance equal to other investments.

· *General Market Risk*. The risk that certain investments selected for the Fund's portfolio may be worth less than the price originally paid for them, or less than they were worth at an earlier time.

· *Recent Market Events*. U.S. and international markets have experienced significant volatility since 2008, which has adversely affected the debt markets. The U.S. mortgage-backed securities market in particular has experienced recent difficulties that may adversely affect the value of certain mortgage-backed securities held by the Fund. These market difficulties have reduced investor demand for mortgage-backed securities resulting in limited liquidity for such securities. It is possible that such limited liquidity in such secondary markets could continue or worsen. If the U.S. economy continues to experience difficulties, the incidence of mortgage foreclosures may increase, which may adversely affect the value of the mortgage-backed securities owned by the Fund.

· *New Fund Risk.* There can be no assurance that the Fund will grow to or maintain an economically viable size.

· *Fixed Income Securities Risks*. Interest rates may go up resulting in a decrease in the value of the fixed income securities held by the Fund. Credit risk is the risk that an issuer will not make timely payments of principal and interest. There is also the risk that an issuer may "call," or repay, its high yielding bonds before their maturity dates. Fixed income securities subject to prepayment can offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment. Limited trading opportunities for certain fixed income securities may make it more difficult to sell or buy a security at a favorable price or time.

· *Mortgage-Backed Securities Risk:*

  o *Credit and Market Risks of Mortgage-Backed Securities.* The mortgage loans or the guarantees underlying mortgage-backed securities are subject to the risk of default or may otherwise fail, leading to non-payment of interest and principal.

  o *Prepayment Risk of Mortgage-Backed Securities*. In times of declining interest rates, the Fund's higher yielding securities will be prepaid and the Fund will have to replace them with securities having a lower yield.

  o *Extension Risk of Mortgage-Backed Securities*. In times of rising interest rates, mortgage prepayments will slow causing portfolio securities considered short or intermediate term to be long-term securities which fluctuate more widely in response to changes in interest rates than shorter term securities.

  o *Inverse Floater, Interest-Only and Principal-Only Securities Risk.* These securities are extremely sensitive to changes in interest rates and prepayment rates.

· *Residential Mortgage-Backed Securities Risk.* RMBS are subject to the risks generally associated with fixed income securities and mortgage-backed securities. Delinquencies and defaults by borrowers in payments on the underlying mortgages, and the related losses, are affected by general economic conditions, the borrower's equity in the mortgaged property and the borrower's financial circumstances. The risks associated with RMBS are greater for those in the Alt-A first lien mortgage sectors than those in the prime first lien mortgage sectors, but the risks exist for all RMBS. Recently, delinquency and defaults on residential mortgages have increased and may continue to increase.

Table of Contents - Prospectus

- *Asset-Backed Securities Investment Risk.* The risk that the impairment of the value of the collateral underlying a security in which the Fund invests such as non-payment of loans, will result in a reduction in the value of the security.

- *Government-Sponsored Entities Risk.* The Fund invests in securities issued or guaranteed by government-sponsored entities. However, these securities may not be guaranteed or insured by the U.S. Government and may only be supported by the credit of the issuing agency.

- *High-Yield Fixed Income Securities Risk*. The fixed income securities held by the Fund that are rated below investment grade are subject to additional risk factors such as increased possibility of default, illiquidity of the security, and changes in value based on public perception of the issuer. Such securities are generally considered speculative because they present a greater risk of loss, including default, than higher quality debt securities.

- *Liquidity Risk.* There may be no willing buyer of the Fund's portfolio securities and the Fund may have to sell those securities at a lower price or may not be able to sell the securities at all each of which would have a negative effect on performance.

- *Real Estate Investment Trust Risk*. A REIT's share price may decline because of adverse developments affecting the real estate industry including changes in interest rates. The returns from REITs may trail returns from the overall market. Additionally, there is always a risk that a REIT will fail to qualify for favorable tax treatment.

- *Derivative Securities Risk*. The risk that the Fund's use of derivatives will cause losses due to the unexpected effect of market movements on a derivative's price, or because the derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge or if the Fund is unable to liquidate a position because of an illiquid secondary market.

- *High Portfolio Turnover Rate Risk:* The risk that a high portfolio turnover rate (100% or more) has the potential to result in increased brokerage transaction costs and the realization by the Fund and distribution to shareholders of a greater amount of capital gains than if the Fund had a low portfolio turnover rate. This may mean that you would be likely to have a higher tax liability. Distributions to shareholders of short-term capital gains are taxed as ordinary income under federal tax laws.

## Performance
Performance information for the Fund has not been presented because, as of the date of this Prospectus, the Fund has not been in operation for a full calendar year.

## Management
*Investment Adviser*
Performance Trust Investment Advisors, LLC serves as the Fund's investment adviser.

*Portfolio Managers*
The following individuals have served as the Fund's portfolio managers since the Fund's inception in 2010:

| Name | Primary Title |
| --- | --- |
| Peter B. Cook, CFA, CPA | Chief Investment Officer |
| Bradley D. Bonga | Senior Portfolio Manager |
| G. Michael Plaiss, CFA | Portfolio Manager |
| Anthony J. Harris, CPA | Portfolio Manager |

## Purchase and Sale of Fund Shares
You may conduct transactions by mail (Performance Trust Total Return Bond Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701 (for regular mail) or 615 East Michigan Street, 3rd Floor (for overnight or express mail), Milwaukee, WI 53202), or by telephone at 1-877-738-9095. Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly. The minimum initial amount of investment in the Fund is $5,000. Subsequent investments may be made with a minimum investment amount of $500.

## Tax Information
The Fund's distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.

## Payments to Broker-Dealers and Other Financial Intermediaries
If you purchase Fund shares through a broker-dealer, or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create conflicts of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your adviser or visit your financial intermediary's website for more information.

Table of Contents - Prospectus

**Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings**

The Fund's investment objective is to purchase undervalued fixed income assets and achieve investment returns through interest income and potential capital appreciation.

Under normal circumstances, the Fund intends to invest at least 80% of its net assets in fixed income instruments. "Fixed income instruments" include bonds, debt securities and other fixed income instruments issued by various U.S. Government or private-sector entities.

To achieve its investment objective, the Fund will invest in bonds guaranteed by, or secured by collateral that is guaranteed by, the U.S. Government, its agencies, instrumentalities or sponsored corporations. This may include direct obligations of the U.S. Government or its agencies or mortgage-backed securities of the U.S. Government or its agencies. The Fund may invest in stripped mortgage-backed securities, which receive differing proportions of the interest and principal payments from the underlying assets, including interest-only and principal-only securities. The Fund may also invest in inverse floaters, which are bonds or other types of debt instruments whose coupon rates have an inverse relationship to short-term interest rates or a specified benchmark index, such as LIBOR (London Interbank Offered Rate).

In addition, the Fund may invest in RMBS in the prime and "Alt-A" first lien mortgage sectors. Alt-A is one of three general classifications of mortgages along with prime and subprime. The risk profile of Alt-A mortgages falls between prime and subprime. Alt-A loans are not prime loans (those that are within the guidelines for purchase by the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac")) usually because of one or more of the following factors: the credit risk of the borrower (i.e., lower credit score); reduced borrower income and asset documentation; higher borrower debt to income ratios; higher loan to value ratios; and/or the loans exceed the size limits for purchase under their respective charters.

The Fund's remaining investments will consist of fixed income instruments and other investments which the Adviser believes have the best risk/reward opportunities as identified by scenario-based total return analysis, a process whereby the Adviser estimates the expected value of an investment after a period of time, assuming specific changes in the value of the investment or key factors that would affect its value, such as changes in interest rates or credit quality. These investments may include, but are not limited to: asset-backed securities; corporate bonds, including high-yield bonds rated below investment grade by a NRSRO, commonly known as "junk bonds"; municipal bonds; REITs; or other investments. The Fund may invest in futures contracts, options and swaps. The Fund may sometimes use derivatives as a substitute for taking positions in bonds and/or as part of a strategy designed to reduce exposure to other risks.

The Fund's portfolio managers intend to construct the Fund's investment portfolio with a target weighted average effective duration of no less than one year and no more than ten years. Duration is a measure of the expected life of a fixed income security that is used to determine the sensitivity of the security's price to changes in interest rates. The duration of the Fund's investment portfolio may vary materially from its target from time to time, and there is no assurance that the duration of the Fund's investment portfolio will conform to these limits.

The Fund's investment process begins with an evaluation of both interest rate and applicable credit risk. The Adviser makes a forward projection of a fixed income instrument's total return characteristics over a variety of interest rate scenarios, yield curve shifts and time horizons. For fixed income instruments with credit components, a careful assessment of credit risk is made. Fixed income instruments with superior risk reward characteristics, with respect to criteria such as price, interest rate sensitivity and credit quality, are selected for the Fund's portfolio. The Adviser's risk management process is enhanced by appropriate diversification of security type, type of issuer and geographic location.

The Fund's portfolio turnover rate is not intended to be high, although a higher turnover rate may occur as market conditions warrant. The Fund's portfolio managers may sell an investment to satisfy redemption requests, when a security no longer satisfies the Fund's investment criteria as described above, or when a more attractive investment opportunity becomes available.

*Temporary Strategies; Cash or Similar Investments*. For temporary defensive purposes, the Adviser may invest up to 100% of the Fund's total assets in high-quality, short-term debt securities and money market instruments. These short-term debt securities and money market instruments include shares of other mutual funds, commercial paper, certificates of deposit, bankers' acceptances, U.S. Government securities and repurchase agreements. Taking a temporary defensive position may result in the Fund not achieving its investment objective. Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market funds' management fees and operational expenses.

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*Change in Investment Objective*.  The Fund's investment objective may be changed without the approval of the Fund's shareholders upon 60 days' written notice to shareholders.  The Fund will not make any change in its investment policy of investing at least 80% of net assets in investments suggested by the Fund's name without first changing the Fund's name and providing shareholders with at least 60 days' prior written notice.

**Principal Risks**

Before investing in the Fund, you should carefully consider your own investment goals, the amount of time you are willing to leave your money invested, and the amount of risk you are willing to take.  Remember, in addition to possibly not achieving your investment goals, **you could lose money by investing in the Fund**.  The principal risks of investing in the Fund are:

·  *Management Risk*.  The ability of the Fund to meet its investment objective is directly related to the Adviser's investment strategies for the Fund.  The value of your investment in the Fund may vary with the effectiveness of the Adviser's research, analysis and asset allocation among portfolio securities.  If the Adviser's investment strategies do not produce the expected results, your investment could be diminished or even lost.

·  *Recent Market Events*.  U.S. and international markets have experienced significant volatility in recent years.  The debt markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default and valuation difficulties.  As a result of this significant volatility, many of the foregoing risks associated with an investment in the Fund may be increased.  In particular, the mortgage-backed securities market in the U.S. has experienced difficulties that may adversely affect the performance and market value of certain mortgages and mortgage-backed securities.  Delinquencies and losses on mortgage loans generally have increased recently.  In addition, a number of mortgage loan originators have recently experienced serious financial difficulties or bankruptcy.  Largely due to the foregoing, reduced investor demand for mortgage loans and mortgage-backed securities and increased investor yield requirements have caused limited liquidity in the secondary market for mortgage-backed securities, which can adversely affect the market value of mortgage-backed securities, including those held by the Fund.  It is possible that such limited liquidity in such secondary markets could continue or worsen.  If the U.S. economy continues to experience difficulties, the incidence of mortgage foreclosures may increase, which may adversely affect the value of any mortgage-backed securities owned by the Fund.

·  *New Fund Risk*.  There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees may determine to liquidate the Fund.  Liquidation can be initiated without shareholder approval by the Board of Trustees if it determines it is in the best interest of shareholders.  As a result, the timing of any liquidation may not be favorable to certain individual shareholders.

·  *Fixed Income Securities Risk*.  Fixed income securities held by the Fund are subject to interest rate risk, call risk, prepayment and extension risk, credit risk, and liquidity risk, which are more fully described below.

·  *Interest Rate Risk*.  Fixed income securities are subject to the risk that the securities could lose value because of interest rate changes.  For example, bonds tend to decrease in value if interest rates rise.  Fixed income securities with longer maturities sometimes offer higher yields, but are subject to greater price shifts as a result of interest rate changes than fixed income securities with shorter maturities.

·  *Call Risk*.  During periods of declining interest rates, a bond issuer may "call," or repay, its high yielding bonds before their maturity dates.  The Fund would then be forced to invest the unanticipated proceeds at lower interest rates, resulting in a decline in its income.

·  *Prepayment and Extension Risk*.  Many types of fixed income securities are subject to prepayment risk.  Prepayment occurs when the issuer of a fixed income security can repay principal prior to the security's maturity.  Fixed income securities subject to prepayment can offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment.  In addition, the potential impact of prepayment features on the price of a fixed income security can be difficult to predict and result in greater volatility.  On the other hand, rising interest rates could cause prepayments of the obligations to decrease, extending the life of mortgage- and asset-backed securities with lower payment rates.  This is known as extension risk and may increase the Fund's sensitivity to rising rates and its potential for price declines.

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- *Credit Risk*. Fixed income securities are generally subject to the risk that the issuer may be unable to make principal and interest payments when they are due. There is also the risk that the securities could lose value because of a loss of confidence in the ability of the borrower to pay back debt. Lower rated fixed income securities involve greater credit risk, including the possibility of default or bankruptcy.

- *Liquidity Risk*. Trading opportunities are more limited for fixed income securities that have not received any credit ratings, have received ratings below investment grade or are not widely held. These features make it more difficult to sell or buy a security at a favorable price or time. Consequently, the Fund may have to accept a lower price to sell a security, sell other securities to raise cash or give up an investment opportunity, any of which could have a negative effect on its performance. Infrequent trading of securities may also lead to an increase in their price volatility. Liquidity risk also refers to the possibility that the Fund may not be able to sell a security or close out an investment contract when it wants to. If this happens, the Fund will be required to hold the security or keep the position open, and it could incur losses.

- *Mortgage-Backed Securities Risk*. Mortgage-backed securities are subject to the risks generally associated with fixed income securities listed above. The risk of prepayment is more likely to occur when interest rates fall because many borrowers refinance mortgages to take advantage of more favorable rates. Prepayments on mortgage-backed securities are also affected by other factors, such as the volume of home sales. The Fund's yield will be reduced if cash from prepaid securities is reinvested in securities with lower interest rates. The risk of prepayment may also decrease the value of mortgage-backed securities. The value of these securities may decline in value because of mortgage foreclosures or defaults on the underlying obligations. Inverse floater, interest-only and principal-only securities are extremely sensitive to changes in interest rates and prepayment rates. The market value of such securities generally is more sensitive to changes in prepayment and interest rates than is the case with traditional mortgage-backed securities, and in some cases such market value may be extremely volatile.

- *Residential Mortgage-Backed Securities Risk*. Residential mortgage-backed securities are subject to the risks generally associated with debt securities and mortgage-backed securities. Credit risk on RMBS arises from losses due to delinquencies and defaults by borrowers in payments on the underlying mortgages. The rate of delinquencies and defaults on RMBS and the amount of the resulting losses depend on a number of factors, including general economic conditions, particularly those in the area where the related mortgaged property is located, the level of the borrower's equity in the mortgaged property and the individual financial circumstances of the borrower. The risks associated with RMBS are greater for those in the Alt-A first lien mortgage sectors than those in the prime first lien mortgage sectors, but the risks exist for all RMBS. Recently, delinquency and defaults on residential mortgage loans have increased significantly and may continue to increase. Residential property values in many geographical areas have declined, and the continued decline (or lack of increase) in those values may result in additional increases in delinquencies and defaults on residential mortgages.

- *High-Yield Fixed income Securities Risk*. High-yield fixed income securities or "junk bonds" are fixed income securities rated below investment grade by a NRSRO. Although junk bonds generally pay higher rates of interest than higher-rated securities, they are subject to a greater risk of loss of income and principal. Junk bonds are subject to greater credit risk than higher-grade securities and have a higher risk of default. Companies issuing high-yield junk bonds are more likely to experience financial difficulties that may lead to a weakened capacity to make principal and interest payments than issuers of higher grade securities. Issuers of junk bonds are often highly leveraged and are more vulnerable to changes in the economy, such as a recession or rising interest rates, which may affect their ability to meet their interest or principal payment obligations.

- *Derivative Securities Risk*. Investments in futures contracts, options and swaps made by the Fund may be considered to be derivative securities. Derivatives can be volatile and involve various types and degrees of risks, depending upon the characteristics of a particular derivative. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in a derivative could have a large potential impact on the performance of the Fund's investments. The Fund could experience a loss if derivatives do not perform as anticipated, or are not correlated with the performance of other investments which they are used to hedge or if the Fund is unable to liquidate a position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

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- *U.S. Government and U.S. Agency Obligations Risk.* U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, such as the U.S. Treasury. Payment of principal and interest on U.S. Government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself. In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. There can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) where it is not obligated to do so. As a result, there is a risk that these entities will default on a financial obligation. For instance, securities issued by the Government National Mortgage Association, commonly known as "Ginnie Mae," are supported by the full faith and credit of the U.S. government. Securities issued by Fannie Mae and Freddie Mac are supported only by the discretionary authority of the U.S. government. However, the obligations of Fannie Mae and Freddie Mac have been placed into conservatorship until the entities are restored to a solvent financial condition. Securities issued by the Student Loan Marketing Association are supported only by the credit of that agency.

- *Real Estate Investment Trust ("REIT") Risks.* Investments in REITs will subject the Funds to various risks. The first, real estate industry risk, is the risk that REIT share prices will decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties. REITs often invest in highly leveraged properties. The second risk is the risk that returns from REITs, which typically are small or medium capitalization stocks, will trail returns from the overall stock market. The third, interest rate risk, is the risk that changes in interest rates may hurt real estate values or make REIT shares less attractive than other income producing investments. REITs are also subject to heavy cash flow dependency, defaults by borrowers and self-liquidation. Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no assurance that the entities in which the Funds invest with the expectation that they will be taxed as a REIT will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the long-term capital gains character of such gains earned by the entity. If a Fund were to invest in an entity that failed to qualify as a REIT, such failure could drastically reduce that Fund's yield on that investment. REITs can be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs invest primarily in real property and earn rental income from leasing those properties. They may also realize gains or losses from the sale of properties. Equity REITs will be affected by conditions in the real estate rental market and by changes in the value of the properties they own. Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties. They are paid interest by the owners of the financed properties. Mortgage REITs will be affected by changes in creditworthiness of borrowers and changes in interest rates. Hybrid REITs invest both in real property and in mortgages. Equity and mortgage REITs are dependent upon management skills, may not be diversified and are subject to the risks of financing projects. Dividends paid by REITs will not generally qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. The Fund's investments in REITs may include an additional risk to shareholders in that some or all of a REIT's annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will generally reduce the Fund's basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund's basis in such REIT, the Fund will generally recognize gain. In part because REIT distributions often include a nontaxable return of capital, Fund distributions to shareholders may also include a nontaxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their share of the Fund, but not below zero. To the extent the distribution exceeds a shareholder's basis in the Fund's shares, such shareholder will generally recognize capital gain.

- *High Portfolio Turnover Rate Risk.* High portfolio turnover rates could generate capital gains that must be distributed to shareholders as short-term capital gains taxed at ordinary income rates (currently as high as 35%) and could increase brokerage commission costs. To the extent that a Fund experiences an increase in brokerage commissions due to a higher portfolio turnover rate, the performance of the Fund could be negatively impacted by the increased expenses incurred by the Fund. Rapid portfolio turnover also exposes shareholders to a higher current realization of short-term capital gains taxed at ordinary income rates.

**Portfolio Holdings Information**

A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio holdings is available in the SAI. Currently, disclosure of the Fund's holdings is required to be made quarterly within 60 days of the end of each fiscal quarter in the annual and semi-annual reports to Fund shareholders and in the quarterly holdings report on Form N-Q. The annual and semi-annual reports will be available by contacting Performance Trust Total Return Bond Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701 or calling 1-877-738-9095.

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# Management of the Fund

The Fund has entered into an investment advisory agreement ("Advisory Agreement") with Performance Trust Investment Advisors, LLC, an Illinois limited liability company located at 500 West Madison, Suite 350, Chicago, Illinois 60661. The Adviser is a SEC registered investment adviser, and as of July 31, 2010, the Adviser had $373,534,465 million in assets under management. Under the Advisory Agreement, the Adviser manages the Fund's investments subject to the supervision of the Board of Trustees. The Adviser is entitled to an annual management fee of 0.60% of the Fund's average daily net assets.

*Fund Expenses.* The Fund is responsible for its own operating expenses. Pursuant to an operating expense limitation agreement between the Adviser and the Fund, the Adviser has agreed to reduce its management fees and/or pay expenses of the Fund to ensure that the total amount of Fund operating expenses (exclusive generally of interest, acquired fund fees and expenses, leverage and tax expenses, dividends and interest expenses on short positions, brokerage commissions, and extraordinary expenses) does not exceed 0.95% of the average net assets of the Fund for an initial three-year term beginning with the Fund's commencement of operations, and subject to annual re-approval of the agreement by the Board of Trustees thereafter. Any reduction in management fees or payment of expenses made by the Adviser may be reimbursed by the Fund in subsequent fiscal years if the Adviser so requests. This reimbursement may be requested if the aggregate amount actually paid by the Fund toward operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses. The Adviser is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years. Any such reimbursement will be reviewed and approved by the Board of Trustees. The Fund must pay its current ordinary operating expenses before the Adviser is entitled to any reimbursement of management fees and/or expenses. In addition, any such reimbursement from the Fund to the Adviser will be subject to the applicable limitation on the Fund's expenses. This operating expense limitation agreement can only be terminated by, or with the consent of, the Board of Trustees.

A discussion regarding the basis of the Board of Trustees' approval of the Advisory Agreement will be available in the Fund's next semi-annual report to shareholders.

**Portfolio Managers**

The Adviser uses a team approach for portfolio security selection and decision-making. The portfolio managers are jointly responsible for the Fund's day-to-day investment decisions. Peter B. Cook is responsible for development and general oversight of the Fund's investment strategy. The names and backgrounds of the Fund's portfolio management team members are as follows:

*Peter B. Cook, CFA®, CPA*

Mr. Cook, Chief Investment Officer of the Adviser, is responsible for overseeing the portfolio management of the Fund. Prior to joining the Adviser in 2006, Mr. Cook founded and managed Rochester Partners, a long/short equity hedge fund, from 1997 through 2006. Previously, he ran an equity hedge fund for Templeton Global Investors ("Templeton") and managed Templeton's global equity trading desk in Nassau, Bahamas. Prior to joining Templeton, Mr. Cook was Vice President at UBS in New York, specializing in interest rate and currency swaps. He achieved his CPA certification in 1982 while employed at Deloitte & Touche LLP. Mr. Cook has achieved degrees of BS of Accountancy from University of Illinois and MBA from University of Chicago with a specialization in International Finance. He is currently an active leader in the CFA® Society of Chicago, focusing on continuing education issues.

*Bradley D. Bonga*

Mr. Bonga, Senior Portfolio Manager of the Adviser, leads the Adviser's portfolio management team and is the Senior Portfolio Manager on two RMBS hedge funds, Performance Trust Opportunity Fund ("PTOF") 2 and PTOF 3, managed by the Adviser. Prior to joining the Adviser in 2008, Mr. Bonga established Bonga & Associates, a fixed income advisory firm. From 1998 to 2006, Mr. Bonga worked with the Adviser's affiliated broker-dealer, Performance Trust Capital Partners, LLC ("PTCP"), where he held positions in sales, trading, structuring, and new product development. He was also head trader for PTCP responsible for trading and structuring agency mortgage-backed securities, municipal bonds, corporate bonds and other fixed income instruments. He is a member of the Board of Directors of BNC National Bank in Phoenix, Arizona. Mr. Bonga graduated from Wheaton College with a BA degree in Business Economics.

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*G. Michael Plaiss, CFA®*

Mr. Plaiss serves as a member of the Adviser's portfolio management team, and focuses on modeling RMBS cash flows and portfolio attribution.  He also serves as co-portfolio manager of PTOF 2 and PTOF 3.  Prior to joining the Adviser in 2009, Mr. Plaiss served as Chief Investment Officer of Strategic Capital Investment Advisors, Inc., from 2004 to 2009.  Mr. Plaiss acquired more than twelve years' experience managing fixed-income portfolios for banks and insurance companies including five years with Kentucky Farm Bureau, where he managed more than $700 million in municipal bonds, corporate bonds, agency securities and mortgage-backed securities.  Mr. Plaiss graduated from Indiana University, Bloomington with a degree in Economics.

*Anthony J. Harris, CPA*

Mr. Harris serves as a member of the Adviser's portfolio management team, and is co-portfolio manager of PTOF 2 and PTOF 3 and portfolio manager of an asset-backed securities fund managed by the Adviser.  Prior to joining the Adviser in 2009, Mr. Harris structured and invested in securitized products at Six Degrees Capital Management, an alternative fixed income investment manager, from 2007 to 2009.  From 2001 to 2007, he structured and invested in securitized products at BMO Capital Markets Corp., a financial services provider.  Mr. Harris began his career with PricewaterhouseCoopers and passed the CPA exam in 1998.  Mr. Harris received a Bachelor of Business Administration from University of Michigan Ross School of Business with an emphasis in Accounting, and a MBA from the University of Chicago Booth School of Business with an emphasis in Finance and Economics.

The SAI provides additional information about the portfolio managers' compensation, other accounts managed and ownership of securities in the Fund.

CFA® is a registered trademark owned by the CFA Institute.

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## Shareholder Information

### Share Price

The price of the Fund's shares is the Fund's net asset value ("NAV"). The NAV is calculated by dividing the value of the Fund's total assets, less its liabilities, by the number of its shares outstanding. In calculating the NAV, portfolio securities are valued using current market values or official closing prices, if available. The NAV is calculated at the close of regular trading of the NYSE, which is generally 4:00 p.m., Eastern time. The NAV will not be calculated on days that the NYSE is closed for trading.

Each security owned by the Fund that is listed on a securities exchange is valued at its last sale price on that exchange on the date as of which assets are valued. Where the security is listed on more than one exchange, the Fund will use the price on the exchange that the Fund generally considers to be the principal exchange on which the stock is traded. Portfolio securities listed on the NASDAQ Stock Market, Inc. ("NASDAQ") will be valued at the NASDAQ Official Closing Price, which may not necessarily represent the last sale price. If there has been no sale on such exchange or on NASDAQ on such day, the security is valued at the mean between the bid and asked prices on such day. When market quotations are not readily available, a security or other asset is valued at its fair value as determined under fair value pricing procedures approved by the Board of Trustees. These fair value pricing procedures will also be used to price a security when corporate events, events in the securities market and/or world events cause the Adviser to believe that a security's last sale price may not reflect its actual market value. The intended effect of using fair value pricing procedures is to ensure that the Fund is accurately priced. The Board of Trustees will regularly evaluate whether the Fund's fair value pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through their application by the Trust's valuation committee.

When fair value pricing is employed, the prices of securities used by the Fund to calculate its NAV may differ from quoted or published prices for the same securities. Due to the subjective and variable nature of fair value pricing, it is possible that the fair value determined for a particular security may be materially different from the price of the security quoted or published by others, or the value when trading resumes or is realized upon its sale. Therefore, if a shareholder purchases or redeems Fund shares when the Fund holds securities priced at a fair value, the number of shares purchased or redeemed may be higher or lower than it would be if the Fund were using market value pricing.

Investors may be charged a fee if they effect transactions through a broker or agent. The Fund has authorized one or more brokers or financial intermediaries ("Authorized Intermediary") to receive on its behalf purchase and redemption orders. Such Authorized Intermediaries may be authorized to designate other intermediaries to receive purchase and redemption orders on the Fund's behalf. In such cases, the Fund will be deemed to have received a purchase or redemption order when an Authorized Intermediary or, if applicable, a broker's authorized designee, receives the order. Customer orders will be priced at the Fund's NAV next computed after the order is received in good order by an Authorized Intermediary or its authorized designee.

### How to Purchase Shares

Shares of the Fund are purchased at the next NAV calculated after your purchase order is received in good order by the Fund, or by an Authorized Intermediary, as discussed below.

*Investment Minimums.* The minimum initial investment in the Fund is $5,000. The minimum investment amount for subsequent investments is $500. The Fund reserves the right to waive the minimum initial investment or minimum subsequent investment amounts in its sole discretion. Shareholders will be given at least 30 days' written notice of any increase in the minimum dollar amount of initial or subsequent investments.

Fund shares may be offered through Authorized Intermediaries (including broker-dealers) and their agents in fee-based programs and other programs. In these programs, Authorized Intermediaries have made arrangements with the Fund and are authorized to buy and sell shares of the Fund that charge their customers transaction or other distribution or service fees with respect to their customers' investments in the Fund. If you are purchasing shares through financial intermediaries, including Authorized Intermediaries, you must follow the procedures established by your financial intermediary. Your financial intermediary is responsible for sending your purchase order and wiring payment to U.S. Bancorp Fund Services, LLC, the Fund's transfer agent (the "Transfer Agent"). Your financial intermediary holds the shares in your name and receives all confirmations of purchases and sales. Financial intermediaries placing orders for themselves or on behalf of their customers should call the Fund toll free at 1-877-738-9095, or follow the instructions listed in the following sections titled "Investing by Telephone," "Purchase by Mail" and "Purchase by Wire."

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If you place an order for the Fund's shares through a financial institution in accordance with such financial institution's procedures, and such financial institution then transmits your order to the Transfer Agent in accordance with the Transfer Agent's instructions, your purchase will be processed at the NAV next calculated after the Transfer Agent receives your order. The financial institution must promise to send to the Transfer Agent immediately available funds in the amount of the purchase price in accordance with the Transfer Agent's procedures. If payment is not received within the time specified, the Transfer Agent may rescind the transaction and the financial institution will be held liable for any resulting fees or losses.

In the case of Authorized Intermediaries that have made satisfactory payment or redemption arrangements with the Fund, orders will be processed at the NAV next calculated after receipt by the Authorized Intermediary, consistent with applicable laws and regulations. Financial institutions, including Authorized Intermediaries, may set cut-off times for the receipt of orders that are earlier than the cut-off times established by the Fund. For more information about your financial institution's rules and procedures, and whether your financial institution is an Authorized Intermediary, you should contact your financial institution directly.

All account applications ("Account Applications") to purchase Fund shares are subject to acceptance by the Fund and are not binding until so accepted. The Fund reserves the right to reject any purchase order if, in its discretion, it is in the Fund's best interest to do so. For example, a purchase order may be refused if it appears so large that it would disrupt the management of the Fund. Purchases may also be rejected from persons believed to be "market-timers," as described under "Tools to Combat Frequent Transactions," below. A service fee, currently $25, as well as any loss sustained by the Fund, will be deducted from a shareholder's account for any purchases that do not clear. The Fund and the Transfer Agent will not be responsible for any losses, liability, cost or expense resulting from rejecting any purchase order. Your order will not be accepted until the completed Account Application is received by the Fund or the Transfer Agent.

Shares of the Fund have not been registered for sale outside of the United States. The Fund generally does not sell shares to investors residing outside the United States, even if they are United States citizens or lawful permanent residents, except to investors with United States military APO or FPO addresses.

**Purchase Requests Must be Received in Good Order**

Your share price will be the next NAV per share calculated after the Transfer Agent or your Authorized Intermediary receives your purchase request in good order. "Good order" means that your purchase request includes:

- the name of the Fund;
- the dollar amount of shares to be purchased;
- your account application or investment stub; and
- a check payable to "Performance Trust Total Return Bond Fund."

All purchase requests received in good order before the close of the NYSE (generally 4:00 p.m., Eastern time) will be processed on that same day. Purchase requests received after the close of the NYSE (generally 4:00 p.m., Eastern time) will receive the next business day's NAV per share.

*Investing by Telephone.* If you have completed the "Telephone Options - Purchase Authorization" section of the Account Application, you may purchase additional shares by telephoning the Fund toll free at 1-877-738-9095. This option allows investors to move money from their bank account to their Fund account upon request. Only bank accounts held at domestic institutions that are Automated Clearing House ("ACH") members may be used for telephone transactions. The minimum telephone purchase amount is $500. If your order is received prior to the close of the NYSE (generally 4:00 p.m., Eastern time), shares will be purchased in your account at the price determined on the day your order is placed. During periods of high market activity, shareholders may encounter higher than usual call waiting times. Please allow sufficient time to place your telephone transaction.

*Purchase by Mail.* To purchase the Fund's shares by mail, simply complete and sign the Account Application and mail it, along with a check made payable to "Performance Trust Total Return Bond Fund" to:

| Regular Mail | Overnight or Express Mail |
|---|---|
| Performance Trust Total Return Bond Fund | Performance Trust Total Return Bond Fund |
| c/o U.S. Bancorp Fund Services, LLC | c/o U.S. Bancorp Fund Services, LLC |
| P.O. Box 701 | 615 East Michigan Street, 3rd Floor |
| Milwaukee, WI 53201-0701 | Milwaukee, WI 53202 |

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The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents. All purchase checks must be in U.S. dollars drawn on a domestic financial institution. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier's checks in amounts of less than $10,000. To prevent check fraud, the Fund will not accept third party checks, Treasury checks, credit card checks, traveler's checks or starter checks for the purchase of shares. The Fund is unable to accept post-dated checks, post-dated on-line bill pay checks, or any conditional order or payment.

The transfer agent will charge a $25 fee against a shareholders account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

*Purchase by Wire.* If you are making your first investment in the Fund, before you wire funds the Transfer Agent must have a completed Account Application. You can mail or use an overnight service to deliver your Account Application to the Transfer Agent at the above address. Upon receipt of your completed Account Application, the Transfer Agent will establish an account for you. Once your account has been established, you may instruct your bank to send the wire. Prior to sending the wire, please call the Transfer Agent at 1-877-738-9095 to advise them of the wire and to ensure proper credit upon receipt. Your bank must include the name of the Fund, your name and your account number so that monies can be correctly applied. Your bank should transmit immediately available funds by wire to:

| | |
|---|---|
| Wire to: | U.S. Bank, N.A. |
| ABA Number: | 075000022 |
| Credit: | U.S. Bancorp Fund Services, LLC |
| Account: | 112-952-137 |
| Further Credit: | Performance Trust Total Return Bond Fund |
| | (Shareholder Name/Account Registration) |
| | (Shareholder Account Number) |

Wired funds must be received prior to the close of the NYSE (generally 4:00 p.m., Eastern time), to be eligible for same day pricing. The Fund and U.S. Bank, N.A. are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

*Subsequent Investments.* The minimum subsequent investment amount is $500. Shareholders will be given at least 30 days' written notice of any increase in the minimum dollar amount of subsequent investments. You may add to your account at any time by purchasing shares by mail, by telephone or by wire. You must call to notify the Fund at 1-877-738-9095 before wiring. An investment stub, which is attached to your individual account statement, should accompany any investments made through the mail. All purchase requests must include your shareholder account number.

*Automatic Investment Plan.* For your convenience, the Fund offers an Automatic Investment Plan ("AIP"). Under the AIP, after your initial investment, you may authorize the Fund to withdraw automatically from your personal checking or savings account an amount that you wish to invest, which must be at least $100 on a monthly or quarterly basis. In order to participate in the AIP, your bank must be a member of the ACH network. If you wish to enroll in the AIP, complete the appropriate section in the Account Application. The Fund may terminate or modify this privilege at any time. You may terminate your participation in the AIP at any time by notifying the Transfer Agent five days prior to the effective date. A fee will be charged if your bank does not honor the AIP draft for any reason.

*Anti-Money Laundering Program.* Please note that the Fund has established an Anti-Money Laundering Compliance Program (the "Program") as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act") and related anti-money laundering laws and regulations. In order to ensure compliance with these laws, the Account Application asks for, among other things, the following information for all "customers" seeking to open an "account" (as those terms are defined in rules adopted pursuant to the USA PATRIOT Act):

· full name;
· date of birth (individuals only);
· Social Security or taxpayer identification number; and
· permanent street address (P.O. Box only is not acceptable).

Accounts opened by entities, such as corporations, limited liability companies, partnerships or trusts, will require additional documentation. Please note that if any information listed above is missing, your Account Application will be returned and your account will not be opened. In compliance with the USA PATRIOT Act and other applicable anti-money laundering laws and regulations, the Transfer Agent will verify the information on your application as part of the Program. The Fund reserves the right to request additional clarifying information and may close your account if such clarifying information is not received by the Fund within a reasonable time of the request or if the Fund cannot form a reasonable belief as to the true identity of a customer. If you require additional assistance when completing your application, please contact the Transfer Agent at 1-877-738-9095.

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**How to Redeem Shares**

In general, orders to sell or "redeem" shares may be placed directly with the Fund or through a broker-dealer or financial institution. However, if you originally purchased your shares through a broker-dealer or financial institution, your redemption order must be placed with the same institution in accordance with the procedures established by that institution. Your financial institution is responsible for sending your order to the Transfer Agent and for crediting your account with the proceeds. You may redeem part or all of your investment in the Fund's shares on any business day that the applicable Fund calculates its NAV. To redeem shares of the Fund, you must contact the Fund either by mail or by phone to place a redemption order. Your redemption request must be received in good order (as discussed under "Payment of Redemption Proceeds," below) prior to the close of the regular trading session of the NYSE (generally 4:00 p.m., Eastern time) in order to obtain that day's closing NAV. Redemption requests received after the close of the NYSE will be treated as though received on the next business day.

Shareholders who have an IRA or other retirement plan must indicate on their redemption request whether or not to withhold federal income tax. Redemption requests failing to indicate an election not to have tax withheld will generally be subject to 10% withholding.

*Payment of Redemption Proceeds.* You may redeem your Fund shares at a price equal to the NAV next determined after the Transfer Agent receives your redemption request in good order. Your redemption request cannot be processed on days the NYSE is closed. All requests received in good order by the Fund before the close of the regular trading session of the NYSE (generally 4:00 p.m., Eastern time) will usually be sent on the next business day.

A redemption request will be deemed in "good order" if it includes:

- the shareholder's name;
- the name of the Fund you are invested in;
- the account number;
- the share or dollar amount to be redeemed; and
- signatures by all shareholders on the account and signature guarantee(s), if applicable.

You may have a check sent to the address of record, proceeds may be wired to your pre-established bank account or funds may be sent via electronic funds transfer through the ACH network using the bank instructions previously established on your account. Redemption proceeds will typically be sent on the business day following your redemption. Wires are subject to a $15 fee. There is no charge to have proceeds sent via ACH, however, funds are typically credited to your bank within two to three days after redemption. In all cases, proceeds will be processed within seven calendar days after the Fund receives your redemption request.

Before selling recently purchased shares, please note that if the Transfer Agent has not yet collected payment for the shares you are selling, it may delay sending the proceeds until the payment is collected, which may take up to 12 calendar days from the purchase date. Furthermore, there are certain times when you may be unable to sell Fund shares or receive proceeds. Specifically, the Fund may suspend the right to redeem shares or postpone the date of payment upon redemption for more than seven calendar days: (1) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; or (3) for such other periods as the SEC may permit for the protection of shareholders.

Redemption proceeds will be sent to the address of record. The Fund will not be responsible for interest lost on redemption amounts due to lost or misdirected mail. The Transfer Agent may require a signature guarantee for certain redemption requests. A signature guarantee assures that your signature is genuine and protects you from unauthorized account redemptions. Signature guarantees can be obtained from banks and securities dealers, *but not from a notary public*. A signature guarantee of each owner is required in the following situations:

- if ownership is being changed on your account;
- when redemption proceeds are payable or sent to any person, address or bank account not on record;
- if a change of address request has been received by the Transfer Agent within the last 15 days; and
- for all redemptions in excess of $100,000 from any shareholder account.

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Non-financial transactions, including establishing or modifying certain services on an account, may require a signature verification from a Signature Validation Program member or other acceptable form of authentication from a financial institution source.

In addition to the situations described above, the Fund and/or the Transfer Agent reserve the right to require a signature guarantee in other instances based on the circumstances relative to the particular situation.

*Redemption by Mail*.  You can execute most redemptions by furnishing an unconditional written request to the Fund to redeem your shares at the current NAV.  Redemption requests in writing should be sent to the Transfer Agent at:

| **Regular Mail** | **Overnight or Express Mail** |
|---|---|
| Performance Trust Total Return Bond Fund | Performance Trust Total Return Bond Fund |
| c/o U.S. Bancorp Fund Services, LLC | c/o U.S. Bancorp Fund Services, LLC |
| P.O. Box 701 | 615 East Michigan Street, 3rd Floor |
| Milwaukee, WI 53201-0701 | Milwaukee, WI 53202 |

The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents.

*Wire Redemption*.  Wire transfers may be arranged to redeem shares.  However, the Transfer Agent charges a fee, currently $15, per wire redemption against your account on dollar specific trades, and from proceeds on complete redemptions and share-specific trades.

*Telephone Redemption*.  If you have been authorized to perform telephone transactions (either by completing the required portion of your Account Application or by subsequent arrangement in writing with the Fund), you may redeem shares, in amounts of $100,000 or less, by instructing the Fund by phone at 1-877-738-9095.  A signature verification from a Signature Validation Program member or other acceptable form of authentication from a financial institution source may be required of all shareholders in order to qualify for or to change telephone redemption privileges on an existing account.  Telephone redemptions cannot be made if you notify the Transfer Agent of a change of address within 15 days before the redemption request.  If you have a retirement account, you may not redeem shares by telephone.  During periods of high market activity, shareholders may encounter higher than usual call waiting times.  Please allow sufficient time to place your telephone transaction.

*Note*:  Neither the Fund nor any of its service providers will be liable for any loss or expense in acting upon instructions that are reasonably believed to be genuine.  To confirm that all telephone instructions are genuine, the Fund will use reasonable procedures, such as requesting:

· that you correctly state your Fund account number;
· the name in which your account is registered; or
· the Social Security or taxpayer identification number under which the account is registered.

*Systematic Withdrawal Program*.  The Fund offers a systematic withdrawal plan (the "SWP") whereby shareholders or their representatives may request a redemption in a specific dollar amount be sent to them each month, calendar quarter or annually.  Investors may choose to have a check sent to the address of record, or proceeds may be sent to a pre-designated bank account via the ACH network.  To start this program, your account must have Fund shares with a value of at least $10,000, and the minimum amount that may be withdrawn each month or quarter is $100.  This program may be terminated or modified by the Fund at any time.  Any request to change or terminate your SWP should be communicated in writing or by telephone to the Transfer Agent no later than five days before the next scheduled withdrawal.  A withdrawal under the SWP involves a redemption of Fund shares, and may result in a gain or loss for federal income tax purposes.  In addition, if the amount withdrawn exceeds the distributions credited to your account, the account ultimately may be depleted.  To establish the SWP, complete the SWP section of the Account Application.  Please call 1-877-738-9095 for additional information regarding the SWP.

*The Fund's Right to Redeem an Account*.  The Fund reserves the right to redeem the shares of any shareholder whose account balance is less than $2,500, other than as a result of a decline in the NAV of the Fund or for market reasons.  The Fund will provide shareholders with written notice 30 days prior to redeeming the shareholder's account.

*Redemption-in-Kind*.  The Fund generally pays redemption proceeds in cash.  However, under unusual conditions that make the payment of cash unwise (and for the protection of the Fund's remaining shareholders), the Fund may pay all or part of a shareholder's redemption proceeds in liquid securities with a market value equal to the redemption price (redemption-in-kind).

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Specifically, if the amount you are redeeming during any 90-day period is in excess of the lesser of $250,000 or 1% of the NAV of the Fund being redeemed, valued at the beginning of such period, the Fund has the right to redeem your shares by giving you the amount that exceeds $250,000 or 1% of the NAV of the Fund being redeemed in securities instead of cash. If the Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash, and will bear any market risks associated with such securities until they are converted into cash.

**Tools to Combat Frequent Transactions**

The Fund is intended for long-term investors. Short-term "market-timers" who engage in frequent purchases and redemptions can disrupt the Fund's investment program and create additional transaction costs that are borne by all of the Fund's shareholders. The Board of Trustees has adopted polices and procedures that are designed to discourage excessive, short-term trading and other abusive trading practices that may disrupt portfolio management strategies and harm performance. The Fund takes steps to reduce the frequency and effect of these activities in the Fund. These steps may include, among other things, monitoring trading activity and using fair value pricing, as determined by the Board of Trustees, when the Adviser determines current market prices are not readily available. Although these efforts are designed to discourage abusive trading practices, these tools cannot eliminate the possibility that such activity will occur. The Fund seeks to exercise its judgment in implementing these tools to the best of its ability in a manner that it believes is consistent with shareholder interests. Except as noted herein, the Fund will apply all restrictions uniformly in all applicable cases.

The Fund uses a variety of techniques to monitor for and detect abusive trading practices. These techniques may change from time to time as determined by the Fund in its sole discretion. To minimize harm to the Fund and its shareholders, the Fund reserves the right to reject any purchase order (but not a redemption request) in whole or in part, for any reason (including, without limitation, purchases by persons whose trading activity in Fund shares is believed by the Adviser to be harmful to the Fund) and without prior notice. The Fund may decide to restrict purchase and sale activity in its shares based on various factors, including whether frequent purchase and sale activity will disrupt portfolio management strategies and adversely affect Fund performance.

The Fund monitors selected trades in an effort to detect short-term trading activities. Short-term trading occurs when an investor (through one or more accounts) makes more than one round-trip (a purchase into a fund followed by a redemption) within a short period of time. Investors are limited to no more than four round-trip transactions in a 12-month period after which time future purchases into the Fund will be restricted. If, as a result of this monitoring, the Fund believes that an investor has engaged in excessive short-term trading, they may, in their discretion, ask the shareholder to stop such activities or refuse to process purchases in the shareholder's accounts. In making such judgments, the Fund seeks to act in a manner that it believes is consistent with the best interests of shareholders.

Due to the complexity and subjectivity involved in identifying abusive trading activity and the volume of shareholder transactions the Fund handles, there can be no assurance that the Fund's efforts will identify all trades or trading practices that may be considered abusive. In particular, since the Fund receives purchase and sale orders through financial intermediaries that use group or omnibus accounts, the Fund cannot always detect frequent trading. However, the Fund will work with financial institutions as necessary to discourage shareholders from engaging in abusive trading practices and to impose restrictions on excessive trades. In this regard, the Fund has entered into information sharing agreements with financial intermediaries pursuant to which these intermediaries are required to provide to the Fund, at the Fund's request, certain information relating to their customers investing in the Fund through non-disclosed or omnibus accounts. The Fund will use this information to attempt to identify abusive trading practices. Financial intermediaries are contractually required to follow any instructions from the Fund to restrict or prohibit future purchases from shareholders that are found to have engaged in abusive trading in violation of the Fund's policies. However, the Fund cannot guarantee the accuracy of the information provided to them from financial intermediaries and cannot ensure that they will always be able to detect abusive trading practices that occur through non-disclosed and omnibus accounts. As a result, the Fund's ability to monitor and discourage abusive trading practices in non-disclosed or omnibus accounts may be limited.

**Other Fund Policies**

If you elect telephone privileges on the Account Application or in a letter to the Fund, you may be responsible for any fraudulent telephone orders as long as the Fund has taken reasonable precautions to verify your identity. In addition, once you place a telephone transaction request, it cannot be canceled or modified.

During periods of significant economic or market change, telephone transactions may be difficult to complete. If you are unable to contact the Fund by telephone, you may also mail the requests to the Fund at the address listed previously in the "How to Purchase Shares" section.

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Telephone trades must be received by or prior to the close of the NYSE (generally 4:00 p.m., Eastern time).  During periods of high market activity, shareholders may encounter higher than usual call waiting times.  Please allow sufficient time to ensure that you will be able to complete your telephone transaction prior to the close of the NYSE.

Your broker-dealer or other financial institution may establish policies that differ from those of the Fund.  For example, the institution may charge transaction fees, set higher minimum investments or impose certain limitations on buying or selling shares in addition to those identified in this Prospectus.  Contact your broker-dealer or other financial institution for details.

The Adviser retains the right to close the Fund (or partially close the Fund) to new purchases if it is determined to be in the best interest of shareholders.  Based on market and Fund conditions, the Adviser may decide to close the Fund to new investors, all investors or certain classes of investors (such as Fund supermarkets) at any time.  If the Fund is closed to new purchases it will continue to honor redemption requests, unless the right to redeem shares has been temporarily suspended as permitted by federal law.

*Householding.* In an effort to decrease costs, the Fund intends to reduce the number of duplicate prospectuses and annual and semi-annual reports you receive by sending only one copy of each to those addresses shared by two or more accounts and to shareholders the Fund reasonably believes are from the same family or household. Once implemented, if you would like to discontinue householding for your accounts, please call toll-free at 1-877-738-9095 to request individual copies of these documents.  Once the Fund receives notice to stop householding, the Fund will begin sending individual copies 30 days after receiving your request.  This policy does not apply to account statements.

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## Distribution of Fund Shares and Payments to Financial Intermediaries

### The Distributor

Quasar Distributors, LLC (the "Distributor") is located at 615 East Michigan Street, Milwaukee, Wisconsin 53202, and serves as distributor and principal underwriter to the Fund. The Distributor is a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. Shares of the Fund are offered on a continuous basis.

### Payments to Financial Intermediaries

The Fund may pay service fees to intermediaries, such as banks, broker-dealers, financial advisors or other financial institutions, including affiliates of the Adviser, for sub-administration, sub-transfer agency and other shareholder services associated with shareholders whose shares are held of record in omnibus accounts, other group accounts or accounts traded through registered securities clearing agents.

The Adviser, out of its own resources and without additional cost to the Fund or its shareholders, may provide additional cash payments or non-cash compensation to intermediaries who sell shares of the Fund. These payments and compensation are in addition to service fees paid by the Fund, if any. Payments are generally made to intermediaries that provide shareholder servicing, marketing support or access to sales meetings, sales representatives and management representatives of the intermediary. Compensation may also be paid to intermediaries for inclusion of the Fund on a sales list, including a preferred or select sales list or in other sales programs. Compensation may be paid as an expense reimbursement in cases in which the intermediary provides shareholder services to the Fund. The Adviser may also pay cash compensation in the form of finder's fees that vary depending on the dollar amount of the shares sold.

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**Distributions and Taxes**

Distributions from the net investment income of the Fund will be declared and paid monthly. The Funds will distribute any net realized long-term or short-term capital gains at least annually, typically within the month of December. The Fund may make additional distributions of net capital gains if it deems it desirable at another time during any year.

All distributions will be reinvested in Fund shares unless you choose one of the following options: (1) receive distributions of net capital gains in cash, while reinvesting net investment income distributions in additional Fund shares; (2) receive all distributions in cash; or (3) reinvest net capital gain distributions in additional Fund shares, while receiving distributions of net investment income in cash.

If you wish to change your distribution option, write to the Transfer Agent in advance of the payment date of the distribution. However, any such change will be effective only as to distributions for which the record date is five or more business days after the Transfer Agent has received the written request.

If you elect to receive distributions in cash and the U.S. Postal Service cannot deliver your check, or if a check remains uncashed for six months, the Fund reserves the right to reinvest the distribution check in your account at the Fund's then current NAV and to reinvest all subsequent distributions.

**Tax Consequences**

Distributions of the Fund's net investment income (which includes, but is not limited to, interest, dividends, net short-term capital gains and net gains from foreign currency transactions), if any, are generally taxable to the Fund's shareholders as ordinary income. To the extent that the Fund's distributions of net investment income are designated as attributable to "qualified dividend" income, such income may be subject to tax at the reduced rate of federal income tax applicable to non-corporate shareholders for net long-term capital gains, if certain holding period requirements have been satisfied by the Fund and the shareholder. To the extent the Fund's distributions of net investment income are attributable to net short-term capital gains; such distributions will be treated as ordinary income for the purposes of income tax reporting and will not be available to offset a shareholder's capital losses from other investments.

Distributions of net capital gains (net long-term capital gains less net short-term capital losses) are generally taxable as long-term capital gains (currently at a maximum rate of 15%) regardless of the length of time a shareholder has owned Fund shares.

You will be taxed in the same manner whether you receive your distributions (whether of net investment income or net capital gains) in cash or reinvest them in additional Fund shares.

Shareholders that sell or redeem shares generally will have a capital gain or loss from the sale or redemption. The amount of the gain or loss and the applicable rate of federal income tax will depend generally upon the amount paid for the shares, the amount received from the sale or redemption and how long the shares were held by a shareholder. If you purchase Fund shares within 30 days before or after redeeming other Fund shares at a loss, all or part of that loss will not be deductible and will instead increase the basis of the newly purchased shares.

Shareholders will be advised annually as to the federal tax status of all distributions made by the Fund for the preceding year. Distributions by the Fund may also be subject to state and local taxes. Additional tax information may be found in the SAI.

Due to the nature of the Fund's investment strategies and potential high portfolio turnover rate, much of the Fund's net investment income will likely be attributable to net short-term capital gains. Such distributions will be treated as ordinary dividend income for the purposes of income tax reporting, will not be taxable as "qualified dividend" income and will not be available to offset a shareholder's capital losses from other investments.

This section is not intended to be a full discussion of federal tax laws and the effect of such laws on you. There may be other federal, state, foreign or local tax considerations applicable to a particular investor. You are urged to consult your own tax adviser.

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**Financial Highlights**

Because the Fund has recently commenced operations, there are no financial highlights available at this time.

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# PRIVACY NOTICE

The Fund collects non-public personal information about you from the following sources:

· information we receive about you on applications or other forms;
· information you give us orally; and/or
· information about your transactions with us or others.

**We do not disclose any non-public personal information about our shareholders or former shareholders without the shareholder's authorization, except as permitted by law or in response to inquiries from governmental authorities. We may share information with affiliated parties and unaffiliated third parties with whom we have contracts for servicing the Fund. We will provide unaffiliated third parties with only the information necessary to carry out their assigned responsibility. All shareholder records will be disposed of in accordance with applicable law. We maintain physical, electronic and procedural safeguards to protect your non-public personal information and require third parties to treat your non-public personal information with the same high degree of confidentiality.**

**In the event that you hold shares of the Fund through a financial intermediary, including, but not limited to, a broker-dealer, bank or trust company, the privacy policy of your financial intermediary would govern how your non-public personal information would be shared with unaffiliated third parties.**

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*Investment Adviser*
Performance Trust Investment Advisors, LLC
500 West Madison, Suite 350
Chicago, Illinois 60661


*Independent Registered Public Accounting Firm*
Cohen Fund Audit Services, Ltd.
800 Westpoint Parkway, Suite 1100
Westlake, Ohio 44145


*Legal Counsel*
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin 53202


*Custodian*
U.S. Bank, N.A.
Custody Operations
1555 N. River Center Drive, Suite 302
Milwaukee, Wisconsin 53212


*Transfer Agent, Fund Accountant and Fund Administrator*
U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202


*Distributor*
Quasar Distributors, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202


**Performance Trust Total Return Bond Fund**
A series of Trust for Professional Managers


## FOR MORE INFORMATION

You can find more information about the Fund in the following documents:

**Statement of Additional Information**
The SAI provides additional details about the investments and techniques of the Fund and certain other additional information. A current SAI is on file with the SEC and is incorporated into this Prospectus by reference. This means that the SAI is legally considered a part of this Prospectus even though it is not physically within this Prospectus.

**Annual and Semi-Annual Reports**
The Fund's annual and semi-annual reports provide the most recent financial reports and portfolio listings. The annual report contains a discussion of the market conditions and investment strategies that affected the Fund's performance during the Fund's last fiscal year.

You can obtain a free copy of these documents (when they become available), request other information, or make general inquiries about the Fund by calling the Fund (toll-free) at 1-877-738-9095 by visiting the Fund's website at www.PTIA.com/funds, or by writing to:

**Performance Trust Total Return Bond Fund**
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

You can review and copy information, including the Fund's reports and SAI, at the SEC's Public Reference Room in Washington, D.C. You can obtain information on the operation of the Public Reference Room by calling (202) 551-8090. Reports and other information about the Fund are also available:

· free of charge from the SEC's EDGAR database on the SEC's Internet website at http://www.sec.gov;
· for a fee, by writing to the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549-1520; or
· for a fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

(The Trust's SEC Investment Company Act file number is 811-10401)

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**PERFORMANCE TRUST TOTAL RETURN BOND FUND**
(Symbol: **PTIAX**)

**Statement of Additional Information**

**August 30, 2010**

This Statement of Additional Information ("SAI") provides general information about the Performance Trust Total Return Bond Fund (the "Fund"), a series of Trust for Professional Managers (the "Trust"). This SAI is not a prospectus and should be read in conjunction with the Fund's current prospectus dated August 30, 2010 (the "Prospectus"), as supplemented and amended from time to time, which is incorporated herein by reference. To obtain a copy of the Prospectus, free of charge, please write or call the Fund at the address or toll-free telephone number below, or visit the Fund's website at www.PTIAfunds.com.

**Performance Trust Total Return Bond Fund**
**c/o U.S. Bancorp Fund Services, LLC**
**P.O. Box 701**
**Milwaukee, Wisconsin 53201-0701**
**1-877-738-9095**

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**TABLE OF CONTENTS**
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**The Trust**

The Trust is a Delaware statutory trust organized on May 29, 2001, and is registered with the Securities and Exchange Commission ("SEC") as an open-end management investment company. The Fund is one series, or mutual fund, formed by the Trust. The Fund is a diversified series and has its own investment objective and policies. As of the date of this SAI, shares of twenty-four other series of the Trust are offered in separate prospectuses and SAIs. The Trust may start additional series and offer shares of a new fund under the Trust at any time.

The Trust is authorized to issue an unlimited number of interests (or shares). Interests in the Fund are represented by shares of beneficial interest each with a par value of $0.001. Each series of the Trust has equal voting rights and liquidation rights, and are voted in the aggregate and not by the series except in matters where a separate vote is required by the Investment Company Act of 1940, as amended (the "1940 Act"), or when the matters affect only the interests of a particular series. When matters are submitted to shareholders for a vote, each shareholder is entitled to one vote for each full share owned and fractional votes for fractional shares owned. The Trust does not normally hold annual meetings of shareholders. The Trust's Board of Trustees (the "Board of Trustees") shall promptly call and give notice of a meeting of shareholders for the purpose of voting upon removal of any trustee when requested to do so in writing by shareholders holding 10% or more of the Trust's outstanding shares.

With respect to the Fund, the Trust may offer more than one class of shares. Each share of a series or class represents an equal proportionate interest in that series or class with each other share of that series or class.

Each share of the Fund represents an equal proportionate interest in the assets and liabilities belonging to the Fund and is entitled to such distributions out of the income belonging to the Fund as are declared by the Board of Trustees. The Board of Trustees has the authority from time to time to divide or combine the shares of any series into a greater or lesser number of shares of that series so long as the proportionate beneficial interests in the assets belonging to that series and the rights of shares of any other series are in no way affected. Additionally, in case of any liquidation of a series, the holders of shares of the series being liquidated are entitled to receive a distribution out of the assets, net of the liabilities, belonging to that series. Expenses attributable to any series are borne by that series. Any general expenses of the Trust not readily identifiable as belonging to a particular series are allocated by, or under the direction of, the Board of Trustees on the basis of relative net assets, number of shareholders or other equitable method. No shareholder is liable to further calls or to assessment by the Trust without his or her express consent.

The assets of the Fund received for the issue or sale of its shares, and all income, earnings, profits and proceeds thereof, subject only to the rights of creditors, shall constitute the underlying assets of the Fund. In the event of the dissolution or liquidation of the Fund, the holders of shares of the Fund are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders.

Performance Trust Investment Advisors, LLC (the "Adviser") serves as the investment adviser to the Fund.

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## Investment Policies, Strategies and Associated Risks

The investment objective of the Fund is to purchase undervalued fixed income assets and achieve investment returns through interest income and potential capital appreciation. The Fund is diversified. Under applicable federal laws, to qualify as a diversified fund, the Fund, with respect to at least 75% of its total assets, may not invest greater than 5% of its assets in any one issuer and may not hold greater than 10% of the securities of one issuer. The remaining 25% of the Fund's total assets does not need to be "diversified" and may be invested in the securities of a single issuer, subject to other applicable laws. The diversification of a mutual fund's holdings is measured at the time the fund purchases a security. However, if the Fund purchases a security and holds it for a period of time, the security may become a larger percentage of the Fund's total assets due to movements in the financial markets. If the market affects several securities held by the Fund, the Fund may have a greater percentage of its assets invested in securities of fewer issuers. Because the Fund is diversified, the Fund is less subject to the risk that its performance may be hurt disproportionately by the poor performance of relatively few securities.

There is no assurance that the Fund will achieve its investment objective. The following discussion supplements the description of the Fund's investment objective and principal investment strategies set forth in the Prospectus. Except for the fundamental investment limitations listed below (see "Fundamental Investment Limitations"), the Fund's investment strategies and policies are not fundamental and may be changed by sole action of the Board of Trustees, without shareholder approval. While the Fund is permitted to hold securities and engage in various strategies as described hereafter, it is not obligated to do so. The Fund's investment objective and strategies may be changed without the approval of the Fund's shareholders upon 60 days' written notice to shareholders.

Whenever an investment policy or limitation states a maximum percentage of the Fund's assets that may be invested in any security, or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of the Fund's acquisition or sale of such security or other asset. Accordingly, except with respect to borrowing and illiquid securities, any subsequent change in values, net assets or other circumstances will not be considered when determining whether an investment complies with the Fund's investment policies and limitations. In addition, if a bankruptcy or other extraordinary event occurs concerning a particular investment by the Fund, the Fund may receive stock, real estate or other investments that the Fund would not, or could not, buy. If this happens, the Fund will sell such investments as soon as practicable while trying to maximize the return to its shareholders. Please note, however, that the guidance referenced in the first two sentences of this paragraph does not apply to the Fund's investments in illiquid securities or the Fund's borrowing of money.

### Mortgage-Backed Securities and Asset-Backed Securities

Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property, and include single- and multi-class pass-through securities and collateralized mortgage obligations ("CMOs"). Such securities may be issued or guaranteed by U.S. Government agencies or instrumentalities, such as the Government National Mortgage Association ("GNMA"), commonly known as "Ginnie Mae," Federal National Mortgage Association ("FNMA"), commonly known as "Fannie Mae," Federal Home Loan Mortgage Corporation ("FHLMC"), commonly known as "Freddie Mae," or by private issuers, generally originators and investors in mortgage loans, including savings associations, mortgage bankers, commercial banks, investment bankers and special purpose entities (collectively, "private lenders").

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Mortgage-backed securities issued by private lenders may be supported by pools of mortgage loans or other mortgage-backed securities that are guaranteed, directly or indirectly, by the U.S. Government or one of its agencies or instrumentalities, or they may be issued without any governmental guarantee of the underlying mortgage assets but with some form of non-governmental credit enhancement.  Until recently, FNMA and FHLMC were government-sponsored corporations owned entirely by private stockholders.  In September 2008, at the direction of the U.S. Department of the Treasury, FNMA and FHLMC were placed into conservatorship under the FHFA.  The U.S. government also took steps to provide additional financial support to FNMA and FHLMC.  No assurance can be given that the U.S. Treasury initiatives with respect to FNMA and FHLMC will be successful.

Asset-backed debt obligations represent direct or indirect participation in, or are secured by and payable from, assets such as motor vehicle installment sales contracts, other installment loan contracts, home equity loans, leases of various types of property and receivables from credit card or other revolving credit arrangements.  The credit quality of most asset-backed securities depends primarily on the credit quality of the assets underlying such securities, how well the entity issuing the security is insulated from the credit risk and bankruptcy of the originator or any other affiliated entities and the amount and quality of any credit enhancement of the securities.  Payments or distributions of principal and interest on asset-backed debt obligations may be supported by non-governmental credit enhancements including letters of credit, reserve funds, over-collateralization and guarantees by third parties.

The rate of principal payment on mortgage- and asset-backed securities generally depends on the rate of principal payments received on the underlying assets, which in turn may be affected by a variety of economic and other factors.  As a result, the yield on any mortgage- or asset-backed security is difficult to predict with precision and actual yield to maturity may be more or less than the anticipated yield to maturity.  The yield characteristics of mortgage- and asset-backed debt obligations differ from those of traditional debt obligations.  Among the principal differences are that interest and principal payments are made more frequently on mortgage- and asset-backed debt obligations, usually monthly, and that principal may be prepaid at any time because the underlying assets generally may be prepaid at any time.  As a result, if these debt obligations or securities are purchased at a premium, a prepayment rate that is faster than expected will reduce yield to maturity, while a prepayment rate that is slower than expected will have the opposite effect of increasing the yield to maturity.  Conversely, if these debt obligations or securities are purchased at a discount, a prepayment rate that is faster than expected will increase yield to maturity, while a prepayment rate that is slower than expected will reduce yield to maturity.  Mortgage-backed securities available for reinvestment by the Fund are likely to be greater during a period of declining interest rates and, as a result, are likely to be reinvested at lower interest rates than during a period of rising interest rates.  Accelerated prepayments on debt obligations or securities purchased at a premium also impose a risk of loss of principal because the premium may not have been fully amortized at the time the principal is prepaid in full.  The market for privately issued mortgage-backed securities is smaller and less liquid than the market for government-sponsored mortgage-backed securities.

While asset-backed securities may be issued with only one class of security, many asset-backed securities are issued in more than one class, each with different payment terms.  Mortgage-backed securities may be issued with either a single class of security or multiple classes, which are commonly referred to as a CMO.  Multiple class mortgage- and asset-backed securities are issued for two main reasons.  First, multiple classes may be used as a method of providing selective credit support.  This is accomplished typically through creation of one or more classes whose right to payments on the asset-backed security is made subordinate to the right to such payments of the remaining class or classes.  Second, multiple classes may permit the issuance of securities with payment terms, interest rates or other characteristics differing both from those of each other and from those of the underlying assets.  Examples include separate trading of registered interest and principal of securities ("STRIPS") (mortgage- and asset-backed securities entitling the holder to disproportionate interests with respect to the allocation of interest and principal of the assets backing the security), and securities with class or classes having characteristics that mimic the characteristics of non-asset-backed securities, such as floating interest rates (i.e., interest rates that adjust as a specified benchmark changes) or scheduled amortization of principal.

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The Fund may invest in stripped mortgage-backed securities, which receive differing proportions of the interest and principal payments from the underlying assets, including interest-only ("IO") and principal-only ("PO") securities.  IO and PO mortgage-backed securities may be illiquid.  The market value of such securities generally is more sensitive to changes in prepayment and interest rates than is the case with traditional mortgage-backed securities, and in some cases such market value may be extremely volatile.

Mortgage- and asset-backed securities, other than as described above, or in which the payment streams on the underlying assets are allocated in a manner different than those described above may be issued in the future.  The Fund may invest in such mortgage- and asset-backed securities if such investment is otherwise consistent with its investment objective and policies and with the investment restrictions of the Fund.

If the Fund purchases mortgage- or asset-backed securities that are "subordinated" to other interests in the same mortgage pool, the Fund as a holder of those securities may only receive payments after the pool's obligations to other investors have been satisfied.  An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may substantially limit the pool's ability to make payments of principal or interest to the Fund as a holder of such subordinated securities, reducing the values of those securities or in some cases rendering them worthless.  The risk of such defaults is generally higher in the case of mortgage pools that include so called "subprime" mortgages.  An unexpectedly high or low rate of prepayments on a pool's underlying mortgages may have a similar effect on subordinated securities.  A mortgage pool may issue securities subject to various levels of subordination, and the risk of non-payment affects securities at each level, although the risk is greater in the case of more highly subordinated securities.

**Debt Securities**
The Fund's investments in debt securities may include obligations of any rating or maturity.  The Fund may invest in investment grade corporate debt securities and lower-rated corporate debt securities (commonly known as "junk bonds").  Lower rated or high-yield debt securities, generally referred to as "junk bonds," include corporate high-yield debt securities, zero-coupon securities, paid-in kind securities and strips.  Investment grade corporate bonds are those rated BBB or better by Standard & Poor's Rating Service ("S&P") or Baa or better by Moody's Investors Service, Inc. ("Moody's").  Securities rated BBB by S&P are considered investment grade, but Moody's considers securities rated Baa to have speculative characteristics.  See Appendix A for a description of corporate bond ratings.  The Fund may also invest in unrated securities.

**Junk Bonds**
Junk bonds generally offer a higher current yield than is available for higher grade issues.  Companies issuing high-yield junk bonds are more likely to experience financial difficulties that may lead to a weakened capacity to make principal and interest payments than issuers of higher grade securities.  Issuers of junk bonds are often highly leveraged and are more vulnerable to changes in the economy, such as a recession or rising interest rates, which may affect their ability to meet their interest or principal payment obligations.  During periods of economic downturn or rising interest rates, highly leveraged issuers may experience financial stress that could adversely affect their ability to make payments of interest and principal and could increase the possibility of default.  In addition, the market for lower rated debt securities has expanded rapidly in recent years, and its growth has paralleled a long economic expansion.  At times in recent years, the prices of many lower rated debt securities declined substantially, reflecting an expectation that many issuers of such securities might experience financial difficulties.  As a result, the yields on lower rated debt securities rose dramatically, but the higher yields did not reflect the value of the income stream that holders of such securities expected, but rather the risk that such securities would lose a substantial portion of their value as a result of the issuer's financial restructuring or default.  There can be no assurance that such declines will not recur.  The market for lower rated debt issues generally is thinner and less active than that for higher quality securities, which may limit the Fund's ability to sell such securities at fair value in response to changes in the economy or financial markets.  Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the values and liquidity of lower-rated securities, especially in a thinly traded market.  Changes by recognized rating services in their ratings of a debt security affect the value of these investments.  The Fund will not necessarily dispose of a security when its rating is reduced below its rating at the time of purchase.  However, the Adviser will monitor the investment to determine whether continued investment in the security will further the Fund's investment objective.

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**Corporate Debt Securities**

Corporate debt securities are debt securities issued by businesses to finance their operations, although corporate debt instruments may also include bank loans to companies. Notes, bonds, debentures and commercial paper are the most common types of corporate debt securities, with the primary difference being their maturities and secured or unsecured status. Commercial paper has the shortest term and is usually unsecured.

The broad category of corporate debt securities includes debt issued by domestic or foreign companies of all kinds, including those with small, medium and large capitalizations. Corporate debt may be rated investment grade or below investment grade and may carry variable or floating rates of interest. Because of the wide range of types and maturities of corporate debt securities, as well as the range of creditworthiness of their issuers, corporate debt securities have widely varying potentials for return and varying risk profiles. For example, commercial paper issued by a large established domestic corporation that is rated investment grade may have a modest return on principal but carries relatively limited risk. On the other hand, a long-term corporate note issued by a small foreign corporation from an emerging market country that has not been rated may have the potential for relatively large returns on principal but carries a relatively high degree of risk.

Corporate debt securities carry both credit risk and interest rate risk. Credit risk is the risk that the Fund could lose money if the issuer of a corporate debt security is unable to pay interest or repay principal when it is due. Some corporate debt securities that are rated below investment grade are generally considered speculative because they present a greater risk of loss, including default, than higher quality debt securities. The credit risk of a particular issuer's debt securities may vary based on the priority for repayment. For example, higher ranking (senior) debt securities have a higher priority than lower ranking (subordinated) securities. The issuer may not make payments on subordinated securities while continuing to make payments on senior securities. In addition, in the event of bankruptcy, holders of higher ranking senior securities may receive amounts otherwise payable to the holders of more junior securities. Interest rate risk is the risk that the value of certain corporate debt securities falls when interest rates rise. In general, corporate debt securities with longer terms tend to fall more in value when interest rates rise than corporate debt securities with shorter terms.

**Auction Rate Securities**

Auction Rate Securities ("ARS") are long-term, variable-rate bonds tied to short-term interest rates. ARS have a long-term nominal maturity with interest rates reset through a modified Dutch auction, at predetermined short-term intervals, usually seven, 28 or 35 days. ARS trade at par and are "callable" (meaning that the issuer may require the bondholder to sell the bond back to the issuer) at par on any interest payment date. Common issuers of ARS include municipalities, non-profit hospitals, utilities, housing finance agencies, student loan finance authorities and universities. Credit risk associated with ARS is similar to the default risk associated with other municipal and corporate bond issuers. Bond insurance is usually used to lower the credit risk of ARS. ARS are subject to liquidity risk if the auction process used to reset the interest rates fails because there are more orders to sell the ARS than bids to purchase the ARS. If an auction process fails, existing holders of ARS would have to continue to hold their ARS until there were a sufficient number of bids to purchase the ARS at the next auction to calculate the interest rate reset. Since mid-February 2008, most auctions have failed due to insufficient demand for securities and have continued to fail for an extended period of time. Failed auctions may adversely impact the liquidity of ARS investments. Although some issuers of ARS are redeeming or are considering redeeming these securities, such issuers are not obligated to do so. Therefore, there is no guarantee that a liquid market will exist for ARS at a time when the Fund wishes to dispose of these securities.

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**Zero-Coupon Securities**

The Fund may invest in zero-coupon bonds as part of its investment strategy, without limitation.  Zero-coupon securities make no periodic interest payments but are sold at a deep discount to their face value.  The buyer recognizes a rate of return determined by the gradual appreciation of the security, which is redeemed at face value on a specified maturity date.  The discount varies depending on the time remaining until maturity, as well as market interest rates, the liquidity of the security, and the issuer's perceived credit quality.  If the issuer defaults, the holder may not receive any return on his or her investment.  Because zero-coupon securities bear no interest and compound semiannually at the rate fixed at the time of issuance, their value generally is more volatile than the value of other debt securities.  Since zero-coupon bondholders do not receive interest payments, when interest rates rise, zero-coupon securities fall more dramatically in value than bonds that pay interest on a current basis.  When interest rates fall, zero-coupon securities rise more rapidly in value because they reflect a fixed rate of return.  An investment in zero-coupon and delayed interest securities may cause the Fund to recognize income, and therefore the Fund may be required to make distributions to shareholders before the Fund receives any cash payments on its investment.

**Unrated Debt Securities**

Unrated debt, while not necessarily lower in quality than rated securities, may not have as broad a market.  Because of the size and perceived demand for the issue, among other factors, certain issuers may decide not to pay the cost of getting a rating for their debt securities.  The creditworthiness of the issuer, as well as any financial institution or other party responsible for payments on the security, will be analyzed by the Adviser to determine whether to purchase unrated bonds for the Fund.

**U.S. Government Obligations**

The Fund may invest in U.S. Government obligations.  U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government.  U.S. Treasury obligations differ mainly in the length of their maturity.  Treasury bills, the most frequently issued marketable government securities, have a maturity of up to one year and are issued on a discount basis.

Payment of principal and interest on U.S. Government obligations be backed by the full faith and credit of the United States.  U.S. Government obligations are subject to fluctuations in market value due to fluctuations in market interest rates.  As a general matter, the value of debt instruments, including U.S. Government obligations, declines when market interest rates increase and rises when market interest rates decrease.  Certain types of U.S. Government obligations are subject to fluctuations in yield or value due to their structure or contract terms.

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**Agency Obligations**

As a non-principal strategy, the Fund may make investments in agency obligations, such as the Export-Import Bank of the United States, Tennessee Valley Authority, Resolution Funding Corporation, Farmers Home Administration, Federal Home Loan Banks, Federal Intermediate Credit Banks, Federal Farm Credit Banks, Federal Land Banks, Federal Housing Administration, GNMA, FNMA, FHLMC and the Student Loan Marketing Association ("SLMA"). Some, such as those of the Export-Import Bank of United States, are supported only by the right of the issuer to borrow from the Treasury; others, such as those of the FNMA and FHLMC, are supported by only the discretionary authority of the U.S. government to purchase the agency's obligations; still others, such as those of the SLMA, are supported only by the credit of the instrumentality. No assurance can be given that the U.S. government would provide financial support to U.S. government-sponsored instrumentalities because they are not obligated by law to do so. As a result, there is a risk that these entities will default on a financial obligation. For instance, in September 2008, at the direction of the U.S. Treasury, FNMA and FHLMC were placed into conservatorship under the Federal Housing Finance Agency ("FHFA"), a newly created independent regulator.

**Derivatives**

The Fund may invest in derivative securities. Derivatives are financial instruments whose value is based on an underlying asset, such as a stock or a bond, an underlying economic factor, such as an interest rate or a market benchmark, such as an index. Unless otherwise stated in the Fund's prospectus, the Fund may use derivatives for risk management purposes, including to gain exposure to various markets in a cost efficient manner, to reduce transaction costs, alter duration or to remain fully invested. The Fund may also invest in derivatives to protect it from broad fluctuations in market prices, interest rates or foreign currency exchange rates (a practice known as "hedging"). When hedging is successful, the Fund will have offset a portion of the depreciation in the value of its portfolio securities by the appreciation in the value of the derivative position. Although techniques other than the sale and purchase of derivatives could be used to control the exposure of the Fund to market fluctuations, the use of derivatives may be a more effective means of hedging this exposure. To the extent that the Fund engages in hedging, there can be no assurance that any hedge will be effective or that there will be a hedge in place at any given time.

**Options, Futures and Other Strategies**

**General**

The Fund may use certain options (both traded on an exchange and over-the-counter ("OTC")), futures contracts (sometimes referred to as "futures") and options on futures contracts (collectively, "Financial Instruments") as a substitute for a comparable market position in the underlying security, to attempt to hedge or limit the exposure of the Fund's position, to create a synthetic money market position, for certain tax-related purposes and to effect closing transactions.

The use of Financial Instruments is subject to applicable regulations of the SEC, the several exchanges upon which they are traded and the Commodity Futures Trading Commission (the "CFTC"). In addition, the Fund's ability to use Financial Instruments will be limited by tax considerations. Pursuant to a claim for exemption filed with the National Futures Association on behalf of the Fund, the Fund is not deemed to be a commodity pool operator or a commodity pool under the Commodity Exchange Act and is not subject to registration or regulation as such under the Commodity Exchange Act. In addition to the instruments, strategies and risks described below and in the Prospectus, the Adviser may discover additional opportunities in connection with Financial Instruments and other similar or related techniques. These new opportunities may become available as the Adviser develops new techniques, as regulatory authorities broaden the range of permitted transactions and as new Financial Instruments or other techniques are developed. The Adviser may utilize these opportunities to the extent that they are consistent with the Fund's investment objective and permitted by the Fund's investment limitations and applicable regulatory authorities. The Prospectus or this SAI will be supplemented to the extent that new products or techniques involve materially different risks than those described below or in the Prospectus.

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**Special Risks**

The use of Financial Instruments involves special considerations and risks, certain of which are described below. Risks pertaining to particular Financial Instruments are described in the sections that follow.

1. Successful use of most Financial Instruments depends upon the Adviser's ability to predict movements of the overall securities markets, which requires different skills than predicting changes in the prices of individual securities. The ordinary spreads between prices in the cash and futures markets, due to the differences in the natures of those markets, are subject to distortion. Due to the possibility of distortion, a correct forecast of stock market trends by the Adviser may still not result in a successful transaction. The Adviser may be incorrect in its expectations as to the extent of market movements or the time span within which the movements take place, which, thus, may result in the strategy being unsuccessful.

2. Options and futures prices can diverge from the prices of their underlying instruments. Options and futures prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instrument and the time remaining until expiration of the contract, which may not affect security prices the same way. Imperfect or no correlation also may result from differing levels of demand in the options and futures markets and the securities markets, from structural differences in how options and futures and securities are traded, and from imposition of daily price fluctuation limits or trading halts.

3. As described below, the Fund might be required to maintain assets as "cover," maintain segregated accounts or make margin payments when it takes positions in Financial Instruments involving obligations to third parties (e.g., Financial Instruments other than purchased options). If the Fund were unable to close out its positions in such Financial Instruments, it might be required to continue to maintain such assets or accounts or make such payments until the position expired or matured. These requirements might impair the Fund's ability to sell a portfolio security or make an investment when it would otherwise be favorable to do so or require that the Fund sell a portfolio security at a disadvantageous time. The Fund's ability to close out a position in a Financial Instrument prior to expiration or maturity depends on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of the other party to the transaction (the "counter-party") to enter into a transaction closing out the position. Therefore, there is no assurance that any position can be closed out at a time and price that is favorable to the Fund.

4. Losses may arise due to unanticipated market price movements, lack of a liquid secondary market for any particular instrument at a particular time or due to losses from premiums paid by the Fund on options transactions.

**Cover**

Transactions using Financial Instruments, other than purchased options, expose the Fund to an obligation to another party. The Fund will not enter into any such transactions unless it owns either (1) an offsetting ("covered") position in securities or other options or futures contracts or (2) cash and liquid assets with a value, marked-to-market daily, sufficient to cover its potential obligations to the extent not covered as provided in (1) above. The Fund will comply with SEC guidelines regarding cover for these instruments and will, if the guidelines so require, set aside cash or liquid assets in an account with its custodian, U.S. Bank, N.A. (the "Custodian"), in the prescribed amount as determined daily.

Assets used as cover or held in an account cannot be sold while the position in the corresponding Financial Instrument is open, unless they are replaced with other appropriate assets. As a result, the commitment of a large portion of the Fund's assets to cover accounts could impede portfolio management or the Fund's ability to meet redemption requests or other current obligations.

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**Options**

The value of an option position will reflect, among other things, the current market value of the underlying investment, the time remaining until expiration, the relationship of the exercise price to the market price of the underlying investment and general market conditions.  Options that expire unexercised have no value.  Options currently are traded on the Chicago Board Options Exchange ("CBOE"), the NYSE Amex and other exchanges, as well as the OTC markets.

By buying a call option on a security, the Fund has the right, in return for the premium paid, to buy the security underlying the option at the exercise price.  By writing (selling) a call option and receiving a premium, the Fund becomes obligated during the term of the option to deliver securities underlying the option at the exercise price if the option is exercised.  By buying a put option, the Fund has the right, in return for the premium, to sell the security underlying the option at the exercise price.  By writing a put option, the Fund becomes obligated during the term of the option to purchase the securities underlying the option at the exercise price.

Because options premiums paid or received by the Fund are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities.

The Fund may effectively terminate its right or obligation under an option by entering into a closing transaction.  For example, the Fund may terminate its obligation under a call or put option that it had written by purchasing an identical call or put option.  This is known as a closing purchase transaction.  Conversely, the Fund may terminate a position in a put or call option it had purchased by writing an identical put or call option.  This is known as a closing sale transaction.  Closing transactions permit the Fund to realize profits or limit losses on an option position prior to its exercise or expiration.

**Risks of Options on Commodities, Currencies and Securities**

Exchange-traded options in the United States are issued by a clearing organization affiliated with the exchange on which the option is listed that, in effect, guarantees completion of every exchange-traded option transaction.  In contrast, OTC options are contracts between the Fund and its counter-party (usually a securities dealer or a bank) with no clearing organization guarantee.  Thus, when the Fund purchases an OTC option, it relies on the counter-party from whom it purchased the option to make or take delivery of the underlying investment upon exercise of the option.  Failure by the counter-party to do so would result in the loss of any premium paid by the Fund as well as the loss of any expected benefit of the transaction.

The Fund's ability to establish and close out positions in exchange-traded options depends on the existence of a liquid market.  However, there can be no assurance that such a market will exist at any particular time.  Closing transactions can be made for OTC options only by negotiating directly with the counter-party or by a transaction in the secondary market if any such market exists.  There can be no assurance that the Fund will in fact be able to close out an OTC option position at a favorable price prior to expiration.  In the event of insolvency of the counter-party, the Fund might be unable to close out an OTC option position at any time prior to its expiration.

If the Fund were unable to effect a closing transaction for an option it had purchased, it would have to exercise the option to realize any profit.  The inability to enter into a closing purchase transaction for a covered call option written by the Fund could cause material losses because the Fund would be unable to sell the investment used as cover for the written option until the option expires or is exercised.

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**Options on Indices**

An index fluctuates with changes in the market values of the securities included in the index. Options on indices give the holder the right to receive an amount of cash upon exercise of the option. Receipt of this cash amount will depend upon the closing level of the index upon which the option is based being greater than (in the case of a call) or less than (in the case of put) the exercise price of the option. Some stock index options are based on a broad market index such as the S&P 500 Index, the NYSE Composite Index or the NYSE Arca Index or on a narrower index such as the Philadelphia Stock Exchange Over-the-Counter Index.

Each of the exchanges has established limitations governing the maximum number of call or put options on the same index that may be bought or written by a single investor, whether acting alone or in concert with others (regardless of whether such options are written on the same or different exchanges or are held or written on one or more accounts or through one or more brokers). Under these limitations, option positions of all investment companies advised by the Adviser are combined for purposes of these limits. Pursuant to these limitations, an exchange may order the liquidation of positions and may impose other sanctions or restrictions. These position limits may restrict the number of listed options that the Fund may buy or sell.

Puts and calls on indices are similar to puts and calls on securities or futures contracts except that all settlements are in cash and gain or loss depends on changes in the index in question rather than on price movements in individual securities or futures contracts. When the Fund writes a call on an index, it receives a premium and agrees that, prior to the expiration date, the purchaser of the call, upon exercise of the call, will receive from the Fund an amount of cash if the closing level of the index upon which the call is based is greater than the exercise price of the call. The amount of cash is equal to the difference between the closing price of the index and the exercise price of the call times a specified multiple ("multiplier"), which determines the total value for each point of such difference. When the Fund buys a call on an index, it pays a premium and has the same rights to such call as are indicated above. When the Fund buys a put on an index, it pays a premium and has the right, prior to the expiration date, to require the seller of the put, upon the Fund's exercise of the put, to deliver to the Fund an amount of cash if the closing level of the index upon which the put is based is less than the exercise price of the put, which amount of cash is determined by the multiplier, as described above for calls. When the Fund writes a put on an index, it receives a premium and the purchaser of the put has the right, prior to the expiration date, to require the Fund to deliver to it an amount of cash equal to the difference between the closing level of the index and the exercise price times the multiplier if the closing level is less than the exercise price.

**Risks of Options on Indices**

If the Fund has purchased an index option and exercises it before the closing index value for that day is available, it runs the risk that the level of the underlying index may subsequently change. If such a change causes the exercised option to fall out-of-the-money, the Fund will be required to pay the difference between the closing index value and the exercise price of the option (times the applicable multiplier) to the assigned writer.

**OTC Options**

Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size and strike price, the terms of OTC options (options not traded on exchanges) generally are established through negotiation with the other party to the option contract. While this type of arrangement allows the Fund great flexibility to tailor the option to its needs, OTC options generally involve greater risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded.

**Futures Contracts and Options on Futures Contracts**

A futures contract obligates the seller to deliver (and the purchaser to take delivery of) the specified security on the expiration date of the contract. An index futures contract obligates the seller to deliver (and the purchaser to take) an amount of cash equal to a specific dollar amount times the difference between the value of a specific index at the close of the last trading day of the contract and the price at which the agreement is made. No physical delivery of the underlying securities in the index is made.

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When the Fund writes an option on a futures contract, it becomes obligated, in return for the premium paid, to assume a position in the futures contract at a specified exercise price at any time during the term of the option. If the Fund writes a call, it assumes a short futures position. If it writes a put, it assumes a long futures position. When the Fund purchases an option on a futures contract, it acquires the right in return for the premium it pays to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put).

Whether the Fund realizes a gain or loss from futures activities depends upon movements in the underlying security or index. The extent of the Fund's loss from an unhedged short position in futures contracts or from writing unhedged call options on futures contracts is potentially unlimited. The Fund only purchases and sells futures contracts and options on futures contracts that are traded on a U.S. exchange or board of trade.

No price is paid upon entering into a futures contract. Instead, at the inception of a futures contract the Fund is required to deposit "initial margin" in an amount generally equal to 10% or less of the contract value. Margin also must be deposited when writing a call or put option on a futures contract, in accordance with applicable exchange rules. Unlike margin in securities transactions, initial margin does not represent a borrowing, but rather is in the nature of a performance bond or good-faith deposit that is returned to the Fund at the termination of the transaction if all contractual obligations have been satisfied. Under certain circumstances, such as periods of high volatility, the Fund may be required by an exchange to increase the level of its initial margin payment, and initial margin requirements might be increased generally in the future by regulatory action.

Subsequent "variation margin" payments are made to and from the futures commission merchant daily as the value of the futures position varies, a process known as "marking-to-market." Variation margin does not involve borrowing, but rather represents a daily settlement of the Fund's obligations to or from a futures commission merchant. When the Fund purchases an option on a futures contract, the premium paid plus transaction costs is all that is at risk. In contrast, when the Fund purchases or sells a futures contract or writes a call or put option thereon, it is subject to daily variation margin calls that could be substantial in the event of adverse price movements. If the Fund has insufficient cash to meet daily variation margin requirements, it might need to sell securities at a time when such sales are disadvantageous.

Purchasers and sellers of futures contracts and options on futures can enter into offsetting closing transactions, similar to closing transactions in options, by selling or purchasing, respectively, an instrument identical to the instrument purchased or sold. Positions in futures and options on futures contracts may be closed only on an exchange or board of trade that provides a secondary market. However, there can be no assurance that a liquid secondary market will exist for a particular contract at a particular time. In such event, it may not be possible to close a futures contract or options position.

Under certain circumstances, futures exchanges may establish daily limits on the amount that the price of a futures contract or an option on a futures contract can vary from the previous day's settlement price. Once that limit is reached, no trades may be made that day at a price beyond the limit. Daily price limits do not limit potential losses because prices could move to the daily limit for several consecutive days with little or no trading, thereby preventing liquidation of unfavorable positions.

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If the Fund were unable to liquidate a futures contract or an option on a futures position due to the absence of a liquid secondary market or the imposition of price limits, it could incur substantial losses.  The Fund would continue to be subject to market risk with respect to the position.  In addition, except in the case of purchased options, the Fund would continue to be required to make daily variation margin payments and might be required to maintain cash or liquid assets in an account.

**Risks of Futures Contracts and Options Thereon**
The ordinary spreads between prices in the cash and futures markets (including the options on futures markets), due to differences in the natures of those markets, are subject to the following factors, which may create distortions.  First, all participants in the futures market are subject to margin deposit and maintenance requirements.  Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions, which could distort the normal relationships between the cash and futures markets.  Second, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery.  To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion.  Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market.  Therefore, increased participation by speculators in the futures market may cause temporary price distortions.

**Combined Positions**
The Fund may purchase and write options in combination with each other.  For example, the Fund may purchase a put option and write a call option on the same underlying instrument in order to construct a combined position whose risk and return characteristics are similar to selling a futures contract.  Another possible combined position would involve writing a call option at one strike price and buying a call option at a lower price, in order to reduce the risk of the written call option in the event of a substantial price increase.  Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.

**Swap Agreements**
The Fund may enter into swap agreements.  Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a day to more than one year. In a standard "swap" transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments.  The gross returns to be exchanged or "swapped" between the parties are calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested in a "basket" of securities representing a particular index.

Most swap agreements entered into by the Fund calculate the obligations of the parties to the agreement on a "net basis."  Consequently, the Fund's current obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount").  Payments may be made at the conclusion of a swap agreement or periodically during its term.

Swap agreements do not involve the delivery of securities or other underlying assets.  Accordingly, if a swap is entered into on a net basis, if the other party to a swap agreement defaults, the Fund's risk of loss consists of the net amount of payments that such Fund is contractually entitled to receive, if any.

The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to a swap agreement entered into on a net basis will be accrued daily and an amount of cash or liquid asset having an aggregate net asset value ("NAV") at least equal to the accrued excess will be maintained in an account with the Custodian that satisfies the 1940 Act.  The Fund will also establish and maintain such accounts with respect to its total obligations under any swaps that are not entered into on a net basis.  Obligations under swap agreements so covered will not be construed to be "senior securities" for purposes of the Fund's investment restriction concerning senior securities.

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Because they are two-party contracts and may have terms of greater than seven days, swap agreements may be considered to be illiquid for the Fund illiquid investment limitations.  The Fund will not enter into any swap agreement unless the Adviser believes that the other party to the transaction is creditworthy.  The Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty.

The Fund may enter into a swap agreement in circumstances where the Adviser believes that it may be more cost effective or practical than buying the underlying securities or a futures contract or an option on such securities.  The counterparty to any swap agreement will typically be a bank, investment banking firm or broker/dealer.  The counterparty will generally agree to pay the Fund the amount, if any, by which the notional amount of the swap agreement would have increased in value had it been invested in the particular stocks represented in the index, plus the dividends that would have been received on those stocks.  The Fund will agree to pay to the counterparty a floating rate of interest on the notional amount of the swap agreement plus the amount, if any, by which the notional amount would have decreased in value had it been invested in such stocks.  Therefore, the return to the Fund on any swap agreement should be the gain or loss on the notional amount plus dividends on the stocks less the interest paid by the Fund on the notional amount.

The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation.  As a result, the swap market has become relatively liquid in comparison with the markets for other similar instruments that are traded in the OTC market.  The Adviser, under the supervision of the Board, is responsible for determining and monitoring the liquidity of Fund transactions in swap agreements.

**Real Estate Investment Trusts ("REITS")**
REITs invest primarily in real property and earn rental income from leasing those properties.  They also may realize gains or losses from the sale of properties.  REITs generally exercise some degree of control over the operational aspects of their real estate investments, lease terms and property maintenance and repair.  Mortgage REITs invest primarily in mortgages and similar real estate interests and receive interest payments from the owners of the mortgaged properties and are paid interest by the owners of the financed properties.  Hybrid REITs invest both in real property and in mortgages.

A REIT generally is not taxed on income distributed to its shareholders if it complies with certain federal tax requirements relating primarily to its organization, ownership, assets and income and, further, if it distributes the vast majority of its taxable income to shareholders each year.  Consequently, REITs tend to focus on income-producing real estate investments.

A Fund's investments in REITs may be adversely affected by deteriorations of the real estate rental market, in the case of REITs that primarily own real estate, or by deteriorations in the creditworthiness of property owners and changes in interest rates in the case of REITs that primarily hold mortgages.  REITs also are dependent upon specialized management skills, may not be diversified in their holdings and are subject to the risks of financing projects.  REITs also may be subject to heavy cash flow dependency, defaults by borrowers and self-liquidation.  Under certain circumstances, a REIT may fail to qualify for such tax-free pass-through of income, which would subject the REIT to federal income taxes and adversely affect the value of its securities.

**When-Issued Securities**
When-issued securities transactions involve a commitment by the Fund to purchase or sell particular securities with payment and delivery taking place at a future date, and permit the Fund to lock in a price or yield on a security it owns or intends to purchase, regardless of future changes in interest rates or market action.  No income accrues to the purchaser of a security on a when-issued basis prior to delivery.  Such securities are recorded as an asset and are subject to changes in value based upon changes in the general level of interest rates.  Purchasing a security on a when-issued basis can involve a risk that the market price at the time of delivery may be lower than the agreed-upon purchase price, in which case there could be an unrealized loss at the time of delivery.  The Funds will only make commitments to purchase securities on a when-issued basis with the intention of actually acquiring the securities, but may sell them before the settlement date if it is deemed advisable.  The Fund will establish in a segregated account, or earmark as segregated on the books of the Fund or the Fund's custodian, an amount of liquid assets equal to 102% of the amount of its commitment to purchase securities on a when-issued basis.  These assets will be marked-to-market daily, and the Fund will increase the aggregate value of the assets, as necessary, to ensure that the assets are at least equal to 102% of the amount of the Fund's commitments.

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**Temporary Strategies; Cash or Similar Investments**

For temporary defensive purposes, the Adviser may invest up to 100% of the Fund's total assets in high-quality, short-term debt securities and money market instruments. These short-term debt securities and money market instruments include shares of other mutual funds, commercial paper, certificates of deposit, bankers' acceptances, U.S. Government securities and repurchase agreements. Taking a temporary defensive position may result in the Fund not achieving its investment objective. Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market funds' management fees and operational expenses.

For longer periods of time, the Fund may hold a substantial cash position. If the market advances during periods when the Fund is holding a large cash position, the Fund may not participate to the extent it would have if the Fund had been more fully invested, and this may result in the Fund not achieving its investment objective during that period. To the extent that the Fund uses a money market fund for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market fund's advisory fees and operational expenses.

The Fund may invest in any of the following securities and instruments:

**Money Market Mutual Funds**

The Fund may invest in money market mutual funds in connection with its management of daily cash positions or as a temporary defensive measure. Generally, money market mutual funds seek to earn income consistent with the preservation of capital and maintenance of liquidity. They primarily invest in high quality money market obligations, including securities issued or guaranteed by the U.S. Government or its agencies and instrumentalities, bank obligations and high-grade corporate instruments. These investments generally mature within 397 days from the date of purchase. An investment in a money market mutual fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any government agency. The Fund's investments in money market mutual funds may be used for cash management purposes and to maintain liquidity in order to satisfy redemption requests or pay unanticipated expenses.

Your cost of investing in the Fund will generally be higher than the cost of investing directly in the underlying money market mutual fund shares. You will indirectly bear fees and expenses charged by the underlying money market mutual funds in addition to the Fund's direct fees and expenses. Furthermore, the use of this strategy could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes payable by you.

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**Bank Certificates of Deposit, Bankers' Acceptances and Time Deposits**

The Fund may acquire certificates of deposit, bankers' acceptances and time deposits. Certificates of deposit are negotiable certificates issued against monies deposited in a commercial bank for a definite period of time and earning a specified return. Bankers' acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning in effect that the bank unconditionally agrees to pay the face value of the instrument on maturity. Certificates of deposit and bankers' acceptances acquired by the Fund will be dollar-denominated obligations of domestic or foreign banks or financial institutions which at the time of purchase have capital, surplus and undivided profits in excess of $100 million (including assets of both domestic and foreign branches), based on latest published reports, or less than $100 million if the principal amount of such bank obligations are fully insured by the U.S. Government.

Domestic banks and foreign banks are subject to different governmental regulations with respect to the amount and types of loans that may be made and interest rates that may be charged. In addition, the profitability of the banking industry depends largely upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operations of the banking industry.

As a result of federal and state laws and regulations, domestic banks are, among other things, required to maintain specified levels of reserves, limited in the amount which they can loan to a single borrower and subject to other regulations designed to promote financial soundness. However, such laws and regulations do not necessarily apply to foreign bank obligations that the Fund may acquire.

In addition to purchasing certificates of deposit and bankers' acceptances, to the extent permitted under the investment objective and policies stated above and in the Prospectus, the Fund may make interest-bearing time or other interest-bearing deposits in commercial or savings banks. Time deposits are non-negotiable deposits maintained at a banking institution for a specified period of time at a specified interest rate.

**Savings Association Obligations**

The Fund may invest in certificates of deposit (interest-bearing time deposits) issued by savings banks or savings and loan associations that have capital, surplus and undivided profits in excess of $100 million, based on latest published reports, or less than $100 million if the principal amount of such obligations is fully insured by the U.S. Government.

**Commercial Paper, Short-Term Notes and Other Corporate Obligations**

The Fund may invest a portion of its assets in commercial paper and short-term notes. Commercial paper consists of unsecured promissory notes issued by corporations. Issues of commercial paper and short-term notes will normally have maturities of less than nine months and fixed rates of return, although such instruments may have maturities of up to one year.

Commercial paper and short-term notes will consist of issues rated at the time of purchase "A-2" or higher by S&P, "Prime-1" or "Prime-2" by Moody's, or similarly rated by another nationally recognized statistical ratings organization ("NRSRO") or, if unrated, will be determined by the Adviser to be of comparable quality.

Corporate obligations include bonds and notes issued by corporations to finance longer-term credit needs than supported by commercial paper. While such obligations generally have maturities of ten years or more, the Fund may purchase corporate obligations which have remaining maturities of one year or less from the date of purchase and which are rated "A" or higher by S&P or "A" or higher by Moody's.

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**Borrowing**

As a non-principal investment strategy, the Fund may borrow money for investment purposes, which is a form of leveraging, to the extent permitted by the 1940 Act.  Leveraging investments, by purchasing securities with borrowed money, is a speculative technique that increases investment risk while increasing investment opportunity.  Leverage will magnify changes in the Fund's net asset value and on the Fund's investments.  Although the principal of such borrowings will be fixed, the Fund's assets may change in value during the time the borrowing is outstanding.  Leverage also creates interest expenses for the Funds.  To the extent the income derived from securities purchased with borrowed funds exceeds the interest the Fund will have to pay, the Fund's net income will be greater than it would be if leverage were not used.  Conversely, if the income from the assets obtained with borrowed funds is not sufficient to cover the cost of leveraging, the net income of the Fund will be less than it would be if leverage were not used, and therefore the amount available for distribution to shareholders as dividends will be reduced.  The use of derivatives in connection with leverage creates the potential for significant loss.

The Fund may also borrow funds to meet redemptions or for other emergency purposes.  Such borrowings may be on a secured or unsecured basis at fixed or variable rates of interest.  The 1940 Act requires the Fund to maintain continuous asset coverage of not less than 300% with respect to all borrowings.  If such asset coverage should decline to less than 300% due to market fluctuations or other reasons, the Fund may be required to dispose of some of its portfolio holdings within three days in order to reduce the Fund's debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to dispose of assets at that time.

The Fund also may be required to maintain minimum average balances in connection with such borrowing or to pay a commitment or other fee to maintain a line of credit.  Either of these requirements would increase the cost of borrowing over the stated interest rate.

Borrowing by the Fund creates an opportunity for increased net income, but at the same time, creates special risk considerations.  For example, leveraging may exaggerate the effect on net asset value of any increase or decrease in the market value of the Fund's portfolio.

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**Illiquid Securities**

Historically, illiquid securities have included securities subject to contractual or legal restrictions on resale because they have not been registered under the Securities Act, securities which are otherwise not readily marketable, and securities such as repurchase agreements having a maturity of longer than seven days. Securities which have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. In recent years, however, a large institutional market has developed for certain securities that are not registered under the Securities Act including repurchase agreements, commercial paper, foreign securities, municipal securities and corporate bonds and notes. Institutional investors depend on an efficient institutional market in which the unregistered security can be readily resold or on an issuer's ability to honor a demand for repayment. The fact that there are contractual or legal restrictions on resale to the general public or to certain institutions may not be indicative of the liquidity of such investments. The Board of Trustees may determine that such securities are not illiquid securities notwithstanding their legal or contractual restrictions on resale. In all other cases, however, securities subject to restrictions on resale will be deemed illiquid. The Fund will determine a security to be illiquid if it cannot be sold or disposed of in the ordinary course of business within seven days at the value at which the Fund has valued the security. Factors considered in determining whether a security is illiquid may include, but are not limited to: the frequency of trades and quotes for the security; the number of dealers willing to purchase and sell the security and the number of potential purchasers; the number of dealers who undertake to make a market in the security; the nature of the security, including whether it is registered or unregistered, and the market place; whether the security has been rated by a NRSRO; the period of time remaining until the maturity of a debt instrument or until the principal amount of a demand instrument can be recovered through demand; the nature of any restrictions on resale; and with respect to municipal lease obligations and certificates of participation, there is reasonable assurance that the obligation will remain liquid throughout the time the obligation is held and, if unrated, an analysis similar to that which would be performed by a NRSRO is performed. The Fund will not invest more than 15% of the value of its net assets, taken at the time of investment, in illiquid securities, including repurchase agreements providing for settlement in more than seven days after notice, non-negotiable fixed time deposits with maturities over seven days, over-the-counter options and certain restricted securities not determined by the Board of Trustees to be liquid.

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**Fundamental Investment Limitations**

The Trust (on behalf of the Fund) has adopted the following restrictions as fundamental policies, which may not be changed without the favorable vote of the holders of a "majority of the outstanding voting securities" of the Fund, as defined in the 1940 Act. Under the 1940 Act, the vote of the holders of a "majority of the outstanding voting securities" means the vote of the holders of the lesser of (i) 67% of the shares of the Fund represented at a meeting at which the holders of more than 50% of its outstanding shares are represented or (ii) more than 50% of the outstanding shares of the Fund.

The Fund may not:

1. issue senior securities, borrow money or pledge its assets, except that (i) the Fund may borrow from banks in amounts not exceeding one-third of its total assets (including the amount borrowed); and (ii) this restriction shall not prohibit the Fund from engaging in options transactions or short sales in accordance with its objectives and strategies;

2. underwrite the securities of other issuers (except that the Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities under circumstances where it may be considered to be an underwriter under the Securities Act);

3. purchase or sell real estate or interests in real estate, unless acquired as a result of ownership of securities (although the Fund may purchase and sell securities which are secured by real estate and securities of companies that invest or deal in real estate);

4. purchase or sell physical commodities or commodities contracts, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions involving currencies and futures contracts and options thereon or investing in securities or other instruments that are secured by physical commodities;

5. make loans of money (except for the lending of its portfolio securities and purchases of debt securities consistent with the investment policies of the Fund);

6. with respect to 75% of its total assets, purchase the securities of any one issuer if, immediately after and as a result of such purchase, (a) the value of the Fund's holdings in the securities of such issuer exceeds 5% of the value of the Fund's total assets, or (b) the Fund owns more than 10% of the outstanding voting securities of the issuer (this restriction does not apply to investments in the securities of the U.S. Government, or its agencies or instrumentalities, or other investment companies);

7. invest in the securities of any one industry if, as a result, 25% or more of the Fund's total assets would be invested in the securities of such industry, except that the foregoing does not apply to (a) the Fund's investments in mortgage-backed securities; or (b) securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities or securities of other investment companies.

The following lists the non-fundamental investment restrictions applicable to the Fund. These restrictions can be changed by the Board of Trustees, but the change will only be effective after notice is given to shareholders of the Fund.

The Fund may not:

1. Invest more than 15% of the value of its net assets, computed at the time of investment, in illiquid securities. Illiquid securities are those securities without readily available market quotations, including repurchase agreements having a maturity of more than seven days. Illiquid securities may include restricted securities not determined by the Board of Trustees to be liquid, non-negotiable time deposits, over-the-counter options, and repurchase agreements providing for settlement in more than seven days after notice;

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2. Make any change in its investment policy of investing at least 80% of net assets in investments suggested by the Fund's name without first changing the Fund's name and providing shareholders with at least 60 days' prior written notice.

Except with respect to borrowing and investments in illiquid securities, if a percentage or rating restriction on investment or use of assets set forth herein or in the Prospectus is adhered to at the time a transaction is effected, later changes in percentage resulting from any cause other than actions by the Fund will not be considered a violation.

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## Management of the Fund

**Board of Trustees**

The management and affairs of the Fund are supervised by the Board of Trustees. The Board of Trustees consists of four individuals. The Trustees are fiduciaries for the Fund's shareholders and are governed by the laws of the State of Delaware in this regard. The Board of Trustees establishes policies for the operation of the Fund and appoints the officers who conduct the daily business of the Fund.

**Trustees and Officers**

The Trustees and officers of the Trust are listed below with their addresses, present positions with the Trust and principal occupations over at least the last five years.

| Name, Address and Age | Position(s) Held with the Trust | Term of Office and Length of Time Served | Number of Portfolios in the Trust Overseen by Trustee | Principal Occupation(s) During the Past Five Years | Other Directorships Held by Trustee |
|---|---|---|---|---|---|
| *Independent Trustees* | | | | | |
| Dr. Michael D. Akers 615 E. Michigan St. Milwaukee, WI 53202 Age: 55 | Trustee | Indefinite Term; Since August 22, 2001 | 25 | Professor and Chair, Department of Accounting, Marquette University (2004-present); Associate Professor of Accounting, Marquette University (1996-2004). | Independent Trustee, USA MUTUALS (an open-end investment company with two portfolios). |
| Gary A. Drska 615 E. Michigan St. Milwaukee, WI 53202 Age: 53 | Trustee | Indefinite Term; Since August 22, 2001 | 25 | Captain, Midwest Airlines, Inc. (airline company) (1985-present); Director, Flight Standards & Training (July 1990-December 1999). | Independent Trustee, USA MUTUALS (an open-end investment company with two portfolios). |
| Jonas B. Siegel 615 E. Michigan St. Milwaukee, WI 53202 Age: 67 | Trustee | Indefinite Term; Since October 23, 2009 | 25 | Managing Director, Chief Administrative Officer ("CAO") and Chief Compliance Officer ("CCO"), Granite Capital International Group, L.P. (an investment management firm) (1994-Present); Vice President, Secretary, Treasurer and CCO of Granum Series Trust (an open-end investment company) (1997-2007); President, CAO and CCO, Granum Securities, LLC (a broker-dealer) (1997-2007). | None. |

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| Name, Address and Age | Position(s) Held with the Trust | Term of Office and Length of Time Served | Number of Portfolios in the Trust Overseen by Trustee | Principal Occupation(s) During the Past Five Years | Other Directorships Held by Trustee |
|---|---|---|---|---|---|
| *Interested Trustee and Officers* | | | | | |
| Joseph C. Neuberger* 615 E. Michigan St. Milwaukee, WI 53202 Age: 48 | Chairperson, President and Trustee | Indefinite Term; Since August 22, 2001 | 25 | Executive Vice President, U.S. Bancorp Fund Services, LLC (1994-present). | Trustee, Buffalo Funds (an open-end investment company with ten portfolios); Trustee, USA MUTUALS (an open-end investment company with two portfolios). |
| John P. Buckel 615 E. Michigan St. Milwaukee, WI 53202 Age: 53 | Vice President, Treasurer and Principal Accounting Officer | Indefinite Term; Since January 10, 2008 (Vice President); Since September 10, 2008 (Treasurer) | N/A | Mutual Fund Administrator, U.S. Bancorp Fund Services, LLC (2004-Present); Mutual Fund Administrator, United Missouri Bank (2000-2004). | N/A |
| Kristin M. Cuene 615 E. Michigan St. Milwaukee, WI 53202 Age: 50 | Chief Compliance Officer and Anti-Money Laundering Officer | Indefinite Term; Since January 23, 2009 (CCO); Since January 18, 2010 (AML Officer) | N/A | Attorney, Compliance Officer, U.S. Bancorp Fund Services, LLC (2008-Present); Attorney, Investment Management, Quarles & Brady, LLP (2007-2008); Student, University of Pennsylvania (2004-2007). | N/A |
| Rachel A. Spearo 615 E. Michigan St. Milwaukee, WI 53202 Age: 31 | Secretary | Indefinite Term; Since November 15, 2005 | N/A | Vice President and Legal Compliance Officer, U.S. Bancorp Fund Services, LLC (September 2004-present). | N/A |
| Jennifer A. Lima 615 E. Michigan St. Milwaukee, WI 53202 Age: 36 | Assistant Treasurer | Indefinite Term; Since January 10, 2008 | N/A | Mutual Fund Administrator, U.S. Bancorp Fund Services, LLC (2002-Present). | N/A |

* Mr. Neuberger is an "interested person" of the Trust as defined by the 1940 Act. Mr. Neuberger is an interested person of the Trust by virtue of the fact that he is an interested person of Quasar Distributors, LLC, the Fund's distributor.

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**The Role of the Board of Trustees**

The Board of Trustees provides oversight of the management and operations of the Trust. Like all mutual funds, the day-to-day responsibility for the management and operation of the Trust is the responsibility of various service providers to the Trust and its individual series, such as the Advisor, Distributor, Administrator, Custodian, and Transfer Agent, each of whom are discussed in greater detail in this SAI. The Board approves all significant agreements between the Trust and its service providers, including the agreements with the Advisor, Distributor, Administrator, Custodian and Transfer Agent. The Board has appointed various individuals of certain of these service providers as officers of the Trust, with responsibility to monitor and report to the Board on the Trust's day-to-day operations. In conducting this oversight, the Board receives regular reports from these officers and service providers regarding the Trust's operations. The Board has appointed a Chief Compliance Officer who reports directly to the Board and who administers the Trust's compliance program and regularly reports to the Board as to compliance matters, including an annual compliance review. Some of these reports are provided as part of formal "Board Meetings," which are held annually five times per year, in person, and such other times as the Board determines is necessary, and involve the Board's review of recent Trust operations. From time to time one or more members of the Board may also meet with Trust officers in less formal settings, between formal Board Meetings to discuss various topics. In all cases, however, the role of the Board and of any individual Trustee is one of oversight and not of management of the day-to-day affairs of the Trust and its oversight role does not make the Board a guarantor of the Trust's investments, operations or activities.

**Board Leadership Structure**

The Board has structured itself in a manner that it believes allows it to effectively perform its oversight function. The Board of Trustees is comprised of three Independent Trustees – Dr. Michael D. Akers, Mr. Gary A. Drska and Mr. Jonas B. Siegel – and one Interested Trustee – Mr. Joseph C. Neuberger. Accordingly, 75% of the members of the Board are Independent Trustees, who are Trustees that are not affiliated with the Advisor or its affiliates or any other investment adviser or other service provider to the Trust or any underlying fund. The Board of Trustees has established three standing committees, an Audit Committee, a Nominating Committee and a Valuation Committee, which are discussed in greater detail under "Board Committees" below. Each of the Audit Committee and the Nominating Committee are comprised entirely of Independent Trustees. The Independent Trustees have engaged their own independent counsel to advise them on matters relating to their responsibilities in connection with the Trust.

The Trust's Chairperson, Mr. Neuberger, is an "interested person" of the Trust, as defined by the 1940 Act, by virtue of the fact that he is an interested person of Quasar Distributors, LLC, which acts as principal underwriter to many of the Trust's underlying funds. Mr. Neuberger also serves as the Trust's President and the Executive Vice President of the Administrator. The Trust has not appointed a lead Independent Trustee.

In accordance with the fund governance standards prescribed by the SEC under the 1940 Act, the Independent Trustees on the Nominating Committee select and nominate all candidates for Independent Trustee positions. Each Trustee was appointed to serve on the Board of Trustees because of his experience, qualifications, attributes and skills as set forth in the subsection "Trustee Qualifications" below.

The Board reviews its structure regularly in light of the characteristics and circumstances of the Trust, including: the unaffiliated nature of each investment adviser and the fund(s) managed by such adviser; the number of funds that comprise the Trust; the variety of asset classes that those funds reflect; the net assets of the Trust; the committee structure of the Trust; and the independent distribution arrangements of each of the Trust's underlying funds.

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The Board has determined that the function and composition of the Audit Committee and the Nominating Committee are appropriate means to address any potential conflicts of interest that may arise from the Chairperson's status as an Interested Trustee. In addition, the inclusion of all Independent Trustees as members of the Audit Committee and the Nominating Committee allows all such Trustees to participate in the full range of the Board of Trustees' oversight duties, including oversight of risk management processes discussed below. Given the specific characteristics and circumstances of the Trust as described above, the Trust has determined that the Board's leadership structure is appropriate.

## Board Oversight of Risk Management

As part of its oversight function, the Board receives and reviews various risk management reports and assessments and discusses these matters with appropriate management and other personnel, including personnel of the Trust's service providers. Because risk management is a broad concept comprised of many elements (such as, for example, investment risk, issuer and counterparty risk, compliance risk, operational risks, business continuity risks, etc.) the oversight of different types of risks is handled in different ways. For example, the Chief Compliance Officer regularly reports to the Board during Board Meetings and meets in executive session with the Independent Trustees and their legal counsel to discuss compliance and operational risks. In addition, the Independent Trustee designated as the Audit Committee's "audit committee financial expert" meets with the Treasurer and the Trust's independent public accounting firm to discuss, among other things, the internal control structure of the Trust's financial reporting function. The full Board receives reports from the investment advisers to the underlying funds and the portfolio managers as to investment risks as well as other risks that may be discussed during Audit Committee meetings.

### Trustee Qualifications

The Board believes that each of the Trustees has the qualifications, experience, attributes and skills appropriate to their continued service as Trustees of the Trust in light of the Trust's business and structure. The Trustees have substantial business and professional backgrounds that indicate they have the ability to critically review, evaluate and assess information provided to them. Certain of these business and professional experiences are set forth in detail in the table above. In addition, the Trustees have substantial board experience and, in their service to the Trust, have gained substantial insight as to the operation of the Trust. The Board annually conducts a "self-assessment" wherein the effectiveness of the Board and the individual Trustees is reviewed.

In addition to the information provided in the table above, below is certain additional information concerning each individual Trustee. The information provided below, and in the table above, is not all-inclusive. Many of the Trustees' qualifications to serve on the Board involve intangible elements, such as intelligence, integrity, work ethic, the ability to work together, the ability to communicate effectively, the ability to exercise judgment, the ability to ask incisive questions, and commitment to shareholder interests. In conducting its annual self-assessment, the Board has determined that the Trustees have the appropriate attributes and experience to continue to serve effectively as Trustees of the Trust.

## Dr. Michael D. Akers, CPA

Dr. Akers has served as a Trustee of the Trust since August 2001. Dr. Akers has also served as an independent trustee of USA Mutuals, an open-end investment company, since 2001. Dr. Akers has been a Professor and Chair of the Department of Accounting of Marquette University since 2004, and was Associate Professor of Accounting of Marquette University from 1996 to 2004. Dr. Akers is a certified public accountant, a certified fraud examiner, a certified internal auditor and a certified management accountant. Through his experience as a trustee of mutual funds and his employment experience, Dr. Akers is experienced with financial, accounting, regulatory and investment matters.

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**Gary A. Drska**

Mr. Drska has served as a Trustee of the Trust since August 2001.  Mr. Drska has also served as an independent trustee of USA Mutuals since 2001.  Mr. Drska has served as a Captain of Midwest Airlines, Inc., an airline company, since 1985.  Through his experience as a trustee of mutual funds, Mr. Drska is experienced with financial, accounting, regulatory and investment matters.

**Joseph C. Neuberger**

Mr. Neuberger has served as a Trustee of the Trust since August 2001.  Mr. Neuberger has also served as a trustee of USA Mutuals since 2001 and Buffalo Funds, an open-end investment company, since 2003.  Mr. Neuberger has served as Executive Vice President of U.S. Bancorp Fund Services, a multi-service line service provider to mutual funds, since 1994.  Through his experience as a trustee of mutual funds and his employment experience, Mr. Neuberger is experienced with financial, accounting, regulatory and investment matters.

**Jonas B. Siegel, CPA**

Mr. Siegel has served as a Trustee of the Trust since November 2009.  Mr. Siegel has also served as the Managing Director, Chief Administrative Officer and Chief Compliance Officer of Granite Capital International Group, L.P., an investment management firm, since 1994, and previously served as Vice President, Secretary, Treasurer and Chief Compliance Officer of Granum Series Trust, an open-end investment company, from 1997 to 2007, and as President, Chief Administrative Officer and Chief Compliance Officer of Granum Securities, LLC, a broker-dealer, from 1997 to 2007.  Mr. Siegel is a certified public accountant.  Through his experience as a trustee of mutual funds and his employment experience, Mr. Siegel is experienced with financial, accounting, regulatory and investment matters.

**Trustee Ownership of Fund Shares**

As of the date of this SAI, no Trustee or officer of the Trust beneficially owned shares of the Fund or any other series of the Trust.

Furthermore, neither the Trustees who are not "interested" persons of the Fund, nor members of their immediate families, own securities beneficially, or of record, in the Adviser, the Fund's distributor or any of their affiliates.  Accordingly, neither the Trustees who are not "interested" persons of the Fund nor members of their immediate family, have a direct or indirect interest, the value of which exceeds $120,000, in the Adviser, the Fund's distributor or any of their affiliates.

**Board Committees**

**Audit Committee**

The Trust has an Audit Committee, which is composed of the Independent Trustees, Dr. Michael D. Akers, Mr. Gary A. Drska and Mr. Jonas B. Siegel.  The Audit Committee reviews financial statements and other audit-related matters for the Fund.  The Audit Committee also holds discussions with management and with the Fund's independent auditor concerning the scope of the audit and the auditor's independence.  Dr. Akers serves as the Audit Committee's "audit committee financial expert," as stated in the annual reports relating to the series of the Trust.

**Nominating Committee**

The Trust has a Nominating Committee, which is composed of the Independent Trustees, Dr. Michael D. Akers, Mr. Gary A. Drska and Mr. Jonas B. Siegel.  The Nominating Committee is responsible for seeking and reviewing candidates for consideration as nominees for the position of trustee and meets only as necessary.  As part of this process, the Nominating Committee considers criteria for selecting candidates sufficient to indentify a diverse group of qualified individuals to serve as trustees.

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The Nominating Committee will consider nominees recommended by shareholders for vacancies on the Board of Trustees. Recommendations for consideration by the Nominating Committee should be sent to the President of the Trust in writing together with the appropriate biographical information concerning each such proposed nominee, and such recommendation must comply with the notice provisions set forth in the Trust's By-Laws. In general, to comply with such procedures, such nominations, together with all required information, must be delivered to and received by the Secretary of the Trust at the principal executive office of the Trust not later than 60 days prior to the shareholder meeting at which any such nominee would be voted on. Shareholder recommendations for nominations to the Board of Trustees will be accepted on an ongoing basis and such recommendations will be kept on file for consideration when there is a vacancy on the Board of Trustees. The Nominating Committee's procedures with respect to reviewing shareholder nominations will be disclosed as required by applicable securities laws.

**Valuation Committee**

The Trust has a Valuation Committee. The Valuation Committee is responsible for the following: (1) monitoring the valuation of Fund securities and other investments; and (2) as required, when the Board of Trustees is not in session, for determining the fair value of illiquid securities and other holdings after consideration of all relevant factors, which determinations are reported to the Board. The Valuation Committee is currently comprised of Mr. Neuberger, Mr. John Buckel and Ms. Jennifer Lima, who each serve as an officer of the Trust. The Valuation Committee meets as necessary when a price for a portfolio security is not readily available.

As the Fund is new, none of the Trust's Committees have met with respect to the Fund.

**Trustee Compensation**

For their service as Trustees, the Independent Trustees receive a retainer fee of $25,000 per year, $1,500 for each in-person Board meeting and $750 for each telephonic Board meeting of the Trust, as well as reimbursement for expenses incurred in connection with attendance at board meetings. Interested Trustees do not receive any compensation for their service as Trustee. Because the Fund has recently commenced operations, the following compensation figures represent estimates for the current fiscal year ending August 31, 2011:

| Name of Person/Position | Aggregate Compensation From the Fund[1] | Pension or Retirement Benefits Accrued as Part of Fund Expenses | Estimated Annual Benefits Upon Retirement | Total Compensation from Fund and the Trust[2] Paid to Trustees |
|---|---|---|---|---|
| Dr. Michael D. Akers, Independent Trustee | $1,240 | None | None | $32,500 |
| Gary A. Drska, Independent Trustee | $1,240 | None | None | $32,500 |
| Jonas B. Siegel, Independent Trustee | $1,240 | None | None | $32,500 |
| Joseph C. Neuberger, Interested Trustee | None | None | None | None |

[1] Trustees fees and expenses are allocated among the Fund and any other series comprising the Trust.

[2] There are currently twenty-four other portfolios comprising the Trust.

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**Control Persons and Principal Shareholders**

A principal shareholder is any person who owns of record or beneficially 5% or more of the outstanding shares of the Fund.  A control person is one who owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledges the existence of control.  A controlling person possesses the ability to control the outcome of matters submitted for shareholder vote by the Fund.  As of the date of this SAI, there were no principal shareholders or control persons of the Fund.

**Investment Adviser**

As stated in the Prospectus, investment advisory services are provided to the Fund by the Adviser, Performance Trust Investment Advisors, LLC, pursuant to an Investment Advisory Agreement (the "Advisory Agreement").  The Adviser is wholly-owned by PT Financial, LLC, an Illinois limited liability company.

After an initial two-year period, the Advisory Agreement will continue in effect from year to year only if such continuance is specifically approved at least annually by the Board of Trustees or by vote of a majority of the Fund's outstanding voting securities and by a majority of the trustees who are not parties to the Advisory Agreement or interested persons of any such party, at a meeting called for the purpose of voting on the Advisory Agreement.  The Advisory Agreement is terminable without penalty by the Trust on behalf of the Fund upon 60 days' written notice when authorized either by a majority vote of the Fund's shareholders or by a vote of a majority of the Board of Trustees, or by the Adviser upon 60 days' written notice, and will automatically terminate in the event of its "assignment" (as defined in the 1940 Act).  The Advisory Agreement provides that the Adviser under such agreement shall not be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in the execution of portfolio transactions for the Fund, except for willful misfeasance, bad faith or negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties thereunder.

In consideration of the services provided by the Adviser pursuant to the Advisory Agreement, the Adviser is entitled to receive from the Fund a management fee computed daily and paid monthly, based on a rate equal to 0.60% of the Fund's average daily net assets, as specified in the Prospectus.  However, the Adviser may voluntarily agree to waive a portion of the management fees payable to it on a month-to-month basis, including additional fees above and beyond any contractual agreement the Adviser may have to waive management fees and/or reimburse Fund expenses.

**Fund Expenses**

The Fund is responsible for its own operating expenses.  The Adviser has agreed to reduce management fees payable to it by the Fund and/or to pay Fund operating expenses to the extent necessary to limit the Fund's aggregate annual operating expenses (exclusive generally of interest, acquired fund fees and expenses, leverage and tax expenses, dividends and interest expenses on short positions, brokerage commissions, and extraordinary expenses) to the limit set forth in the Fees and Expenses table of the Prospectus.  Any such reductions made by the Adviser in its management fees or payment of expenses which are the Fund's obligation are subject to reimbursement by the Fund to the Adviser, if so requested by the Adviser, in subsequent fiscal years if the aggregate amount actually paid by the Fund toward the operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses.  The Adviser is permitted to be reimbursed only for fee reductions and expense payments made in the previous three fiscal years from the date the expense was incurred.  Any such reimbursement is also contingent upon the Board of Trustees' subsequent review and ratification of the reimbursed amounts.  Such reimbursement may not be paid prior to the Fund's payment of current ordinary operating expenses.

**Portfolio Managers**

As stated in the Prospectus, Mssrs. Peter B. Cook, Bradley D. Bonga, G. Michael Plaiss and Anthony J. Harris (the "Portfolio Managers") are primarily responsible for the day-to-day management of the Fund's investment portfolio.

The following provides information regarding other accounts managed by the Portfolio Managers as of July 31, 2010:

| Name of Portfolio Manager | Registered Investment Companies (excluding the Fund) | | Other Pooled Investment Vehicles | | Other Accounts | |
|---|---|---|---|---|---|---|
| | Number of Accounts | Total Assets in the Accounts | Number of Accounts | Total Assets in the Accounts | Number of Accounts | Total Assets in the Accounts |
| Peter B. Cook | 0 | $0 | 3 | $315,865,997 | 142 | $57,768,468 |
| Bradley D. Bonga | 0 | $0 | 3 | $315,865,997 | 142 | $57,768,468 |
| G. Michael Plaiss | 0 | $0 | 2 | $196,839,742 | 142 | $57,768,468 |
| Anthony J. Harris | 0 | $0 | 3 | $315,865,997 | 142 | $57,768,468 |

The Portfolio Managers' management of "other accounts" may give rise to potential conflicts of interest in connection with the management of the Fund's investments, on the one hand, and the investments of the other accounts, on the other. The other accounts may have the same investment objective as the Fund. Therefore, a potential conflict of interest may arise as a result of the identical investment objectives, whereby the Portfolio Managers could favor one account over another. Another potential conflict could include the Portfolio Managers' knowledge about the size, timing and possible market impact of Fund trades, whereby the Portfolio Managers could use this information to the advantage of other accounts and to the disadvantage of the Fund. However, the Adviser has established policies and procedures to ensure that the purchase and sale of securities among all accounts it manages are fairly and equitably allocated.

The Adviser compensates the Portfolio Managers for their management of the Fund. Portfolio Managers are compensated with a cash salary based on industry standards, and a discretionary bonus. The bonus incentives are tied primarily to investment performance and related goals.

As of the date of this SAI, the Portfolio Managers did not own any securities in the Fund.

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## Service Providers

Pursuant to an administration agreement (the "Administration Agreement") between the Trust and U.S. Bancorp Fund Services, LLC ("USBFS"), 615 East Michigan Street, Milwaukee, Wisconsin, 53202 (the "Administrator"), the Administrator acts as the Fund's administrator. The Administrator provides certain administrative services to the Fund, including, among other responsibilities, coordinating the negotiation of contracts and fees with, and the monitoring of performance and billing of, the Fund's independent contractors and agents; preparation for signature by an officer of the Trust of all documents required to be filed for compliance by the Trust and the Fund with applicable laws and regulations excluding those of the securities laws of various states; arranging for the computation of performance data, including NAV and yield; responding to shareholder inquiries; and arranging for the maintenance of books and records of the Fund, and providing, at its own expense, office facilities, equipment and personnel necessary to carry out its duties. In this capacity, the Administrator does not have any responsibility or authority for the management of the Fund, the determination of investment policy, or for any matter pertaining to the distribution of Fund shares. USBFS also acts as fund accountant ("Fund Accountant"), transfer agent ("Transfer Agent") and dividend disbursing agent under separate agreements with the Trust. For its administration and fund accounting services, the Administrator receives from the Fund a combined fee computed daily and payable monthly based on the Fund's average net assets at the rate of 0.10% of average net assets on the first $75 million, 0.08% of average net assets on the next $250 million, and 0.05% on the balance, all subject to an annual minimum fee of $64,000.

Pursuant to a custody agreement between the Trust and the Fund, U.S. Bank, N.A., an affiliate of USBFS, serves as the custodian of the Fund's assets (the "Custodian"), whereby the Custodian provides for fees on a transaction basis plus out-of-pocket expenses. The Custodian's address is 1555 North River Center Drive, Milwaukee, Wisconsin, 53212. The Custodian does not participate in decisions relating to the purchase and sale of securities by the Fund. U.S. Bank, N.A. and its affiliates may participate in revenue sharing arrangements with service providers of mutual funds in which the Fund may invest.

### Legal Counsel

Godfrey & Kahn S.C., 780 North Water Street, Milwaukee, Wisconsin 53202, serves as counsel to the Fund.

### Independent Registered Public Accounting Firm

Cohen Fund Audit Services, Ltd., 800 Westpoint Parkway, Suite 1100, Westlake, Ohio 44145, serves as the independent registered public accounting firm of the Fund.

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## Distribution of Fund Shares

The Trust has entered into a distribution agreement (the "Distribution Agreement") with Quasar Distributors, LLC (the "Distributor"), 615 East Michigan Street, Milwaukee, Wisconsin 53202, pursuant to which the Distributor acts as the Fund's principal underwriter, provides certain administration services and promotes and arranges for the sale of the Fund's shares. The offering of the Fund's shares is continuous. The Distributor, Administrator and Custodian are affiliated companies. The Distributor is a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Distribution Agreement has an initial term of up to two years and will continue in effect only if such continuance is specifically approved at least annually by the Board of Trustees or by vote of a majority of the Fund's outstanding voting securities and, in either case, by a majority of the trustees who are not parties to the Distribution Agreement or "interested persons" (as defined in the 1940 Act) of any such party. The Distribution Agreement is terminable without penalty by the Trust on behalf of the Fund on 60 days' written notice when authorized either by a majority vote of the Fund's shareholders or by vote of a majority of the Board of Trustees, including a majority of the trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust, or by the Distributor on 60 days' written notice, and will automatically terminate in the event of its "assignment" (as defined in the 1940 Act).

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**Portfolio Transactions and Brokerage**

Pursuant to the Advisory Agreement, the Adviser determines which securities are to be purchased and sold by the Fund and which broker-dealers are eligible to execute the Fund's portfolio transactions. Purchases and sales of securities in the over-the-counter market will generally be executed directly with a "market-maker" unless, in the opinion of the Adviser, a better price or execution can otherwise be obtained by using a broker for the transaction.

Purchases of portfolio securities for the Fund will be effected through broker-dealers (including banks) that specialize in the types of securities that the Fund will be holding, unless better executions are available elsewhere. Dealers usually act as principal for their own accounts. Purchases from dealers will include a spread between the bid and the asked price. If the execution and price offered by more than one dealer are comparable, the order may be allocated to a dealer that has provided research or other services as discussed below.

In placing portfolio transactions, the Adviser will use reasonable efforts to choose broker-dealers capable of providing the services necessary to obtain the most favorable price and execution available. The full range and quality of services available will be considered in making these determinations, such as the size of the order, the difficulty of execution, the operational facilities of the firm involved, the firm's risk in positioning a block of securities and other factors. In those instances where it is reasonably determined that more than one broker-dealer can offer the services needed to obtain the most favorable price and execution available, consideration may be given to those broker-dealers that furnish or supply research and statistical information to the Adviser that it may lawfully and appropriately use in its investment advisory capacities, as well as provide other brokerage services in addition to execution services. The Adviser considers such information, which is in addition to and not in lieu of the services required to be performed by it under its Advisory Agreement with the Fund, to be useful in varying degrees, but of indeterminable value. Portfolio transactions may be placed with broker-dealers who sell shares of the Fund subject to rules adopted by FINRA and the SEC. Portfolio transactions may also be placed with broker-dealers in which the Adviser has invested on behalf of the Fund and/or client accounts.

While it is the Fund's general policy to first seek to obtain the most favorable price and execution available in selecting a broker-dealer to execute portfolio transactions for the Fund, weight is also given to the ability of a broker-dealer to furnish brokerage and research services to the Fund or to the Adviser, even if the specific services are not directly useful to the Fund and may be useful to the Adviser in advising other clients. In negotiating commissions with a broker or evaluating the spread to be paid to a dealer, the Fund may therefore pay a higher commission or spread than would be the case if no weight were given to the furnishing of these supplemental services, provided that the amount of such commission or spread has been determined in good faith by the Adviser to be reasonable in relation to the value of the brokerage and/or research services provided by such broker-dealer. The standard of reasonableness is to be measured in light of the Adviser's overall responsibilities to the Fund.

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Investment decisions for the Fund are made independently from those of other client accounts. Nevertheless, it is possible that at times identical securities will be acceptable for both the Fund and one or more of such client accounts. In such event, the position of the Fund and such client account(s) in the same issuer may vary and the length of time that each may choose to hold its investment in the same issuer may likewise vary. However, to the extent any of these client accounts seek to acquire the same security as the Fund at the same time, the Fund may not be able to acquire as large a portion of such security as it desires, or it may have to pay a higher price or obtain a lower yield for such security. Similarly, the Fund may not be able to obtain as high a price for, or as large an execution of, an order to sell any particular security at the same time. If one or more of such client accounts simultaneously purchases or sells the same security that the Fund is purchasing or selling, each day's transactions in such security will be allocated between the Fund and all such client accounts in a manner deemed equitable by the Adviser, taking into account the respective sizes of the accounts and the amount being purchased or sold. It is recognized that in some cases this system could have a detrimental effect on the price or value of the security insofar as the Fund is concerned. In other cases, however, it is believed that the ability of the Fund to participate in volume transactions may produce better executions for the Fund. Notwithstanding the above, the Adviser may execute buy and sell orders for accounts and take action in performance of its duties with respect to any of its accounts that may differ from actions taken with respect to another account, so long as the Adviser shall, to the extent practical, allocate investment opportunities to accounts, including the Fund, over a period of time on a fair and equitable basis and in accordance with applicable law.

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**Portfolio Turnover**

Although the Fund generally will not invest for short-term trading purposes, portfolio securities may be sold without regard to the length of time they have been held when, in the opinion of the Adviser, investment considerations warrant such action.  Portfolio turnover rate is calculated by dividing (1) the lesser of purchases or sales of portfolio securities for the fiscal year by (2) the monthly average of the value of portfolio securities owned during the fiscal year.  A 100% turnover rate would occur if all the securities in the Fund's portfolio, with the exception of securities whose maturities at the time of acquisition were one year or less, were sold and either repurchased or replaced within one year.  A high rate of portfolio turnover (100% or more) generally leads to above-average transaction costs and could generate capital gains that must be distributed to shareholders as short-term capital gains taxed at ordinary income rates (currently as high as 35%).   To the extent that the Fund experiences an increase in brokerage commissions due to a higher portfolio turnover rate, the performance of the Fund could be negatively impacted by the increased expenses incurred by the Fund and may result in a greater number of taxable transactions.

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## Code of Ethics

The Fund, the Adviser and the Distributor have each adopted Codes of Ethics under Rule 17j-1 of the 1940 Act. These Codes permit, subject to certain conditions, personnel of the Adviser and Distributor to invest in securities that may be purchased or held by the Fund.

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**Proxy Voting Procedures**

The Board of Trustees has adopted proxy voting policies and procedures ("Proxy Policies") wherein the Trust has delegated to the Adviser the responsibility for voting proxies relating to portfolio securities held by the Fund as part of its investment advisory services, subject to the supervision and oversight of the Board.  The Proxy Voting Policies of the Adviser are attached as Appendix B.  Notwithstanding this delegation of responsibilities, however, the Fund retains the right to vote proxies relating to its portfolio securities.  The fundamental purpose of the Proxy Policies is to ensure that each vote will be in a manner that reflects the best interest of the Fund and its shareholders, taking into account the value of the Fund's investments.

The actual voting records relating to portfolio securities during the most recent 12-month period ended June 30th will be available without charge, upon request, by calling toll-free, (800) SEC-0330 or by accessing the SEC's website at www.sec.gov.

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**Anti-Money Laundering Compliance Program**

The Trust has established an Anti-Money Laundering Compliance Program (the "Program") as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"). To ensure compliance with this law, the Trust's Program provides for the development of internal practices, procedures and controls, designation of anti-money laundering compliance officers, an ongoing training program and an independent audit function to determine the effectiveness of the Program. Ms. Kristin M. Cuene has been designated as the Trust's Anti-Money Laundering Compliance Officer.

Procedures to implement the Program include, but are not limited to: determining that the Distributor and the Transfer Agent have established proper anti-money laundering procedures; reporting suspicious and/or fraudulent activity; and a complete and thorough review of all new account applications. The Fund will not transact business with any person or entity whose identity cannot be adequately verified under the provisions of the USA PATRIOT Act.

As a result of the Program, the Fund may be required to "freeze" the account of a shareholder if the shareholder appears to be involved in suspicious activity or if certain account information matches information on government lists of known terrorists or other suspicious persons, or the Fund may be required to transfer the account or proceeds of the account to a governmental agency.

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**Portfolio Holdings Information**

The Trust on behalf of the Fund has adopted portfolio holdings disclosure policies ("Portfolio Holdings Policies") that govern the timing and circumstances of disclosure of portfolio holdings of the Fund. The Adviser has also adopted the Portfolio Holdings Policies. Information about the Fund's portfolio holdings will not be distributed to any third party except in accordance with these Portfolio Holdings Policies. The Adviser and the Board of Trustees considered the circumstances under which the Fund's portfolio holdings may be disclosed under the Portfolio Holdings Policies. The Adviser and the Board of Trustees also considered actual and potential material conflicts that could arise in such circumstances between the interests of the Fund's shareholders and the interests of the Adviser, Distributor or any other affiliated person of the Fund. After due consideration, the Adviser and the Board of Trustees determined that the Fund has a legitimate business purpose for disclosing portfolio holdings to persons described in the Portfolio Holdings Policies. The Board of Trustees also authorized the Adviser or appointed officers to consider and authorize dissemination of portfolio holdings information to additional parties, after considering the best interests of the shareholders and potential conflicts of interest in making such disclosures.

The Board of Trustees exercises continuing oversight of the disclosure of the Fund's portfolio holdings by (1) overseeing the implementation and enforcement of the Portfolio Holdings Policies, codes of ethics and other relevant policies of the Fund and its service providers by the CCO, (2) by considering reports and recommendations by the CCO concerning any material compliance matters (as defined in Rule 38a-1 under the 1940 Act), and (3) by considering whether to approve any amendment to these Portfolio Holdings Policies. The Board of Trustees reserves the right to amend the Portfolio Holdings Policies at any time without prior notice in its sole discretion.

Disclosure of the Fund's complete holdings is required to be made quarterly within 60 days of the end of each fiscal quarter, in the annual and semi-annual reports to Fund shareholders, and in the quarterly holdings report on Form N-Q. These reports will be made available, free of charge, on the EDGAR database on the SEC's website at www.sec.gov.

In the event of a conflict between the interests of the Fund and the interests of the Adviser or an affiliated person of the Adviser, the CCO of the Adviser, in consultation with the Trust's CCO, shall make a determination in the best interests of the Fund, and shall report such determination to the Board of Trustees at the end of the quarter in which such determination was made. Any employee of the Adviser who suspects a breach of this obligation must report the matter immediately to the Adviser's CCO or to his or her supervisor.

In addition, material non-public holdings information may be provided without lag as part of the normal investment activities of the Fund to each of the following entities which, by explicit agreement or by virtue of their respective duties to the Fund, are required to maintain the confidentiality of the information disclosed: the Administrator; the Fund's accountant; the Custodian; the Transfer Agent; the Fund's independent registered public accounting firm; counsel to the Fund or the trustees (current parties are identified in this SAI); broker-dealers (in connection with the purchase or sale of securities or requests for price quotations or bids on one or more securities); and regulatory authorities. Portfolio holdings information not publicly available with the SEC may only be provided to additional third parties, in accordance with the Portfolio Holdings Policies, when the Fund has a legitimate business purpose, and the third party recipient is subject to a confidentiality agreement. Portfolio holdings information may be separately provided to any person, including rating and ranking organizations such as Lipper and Morningstar, at the same time that it is filed with the SEC or one day after it is first published on the Fund's website. Portfolio holdings disclosure may be approved under the Portfolio Holdings Policies by the Trust's CCO, Treasurer or President.

In no event shall the Adviser, its affiliates or employees, or the Fund receive any direct or indirect compensation in connection with the disclosure of information about the Fund's portfolio holdings.

There can be no assurance that the Portfolio Holdings Policies and these procedures will protect the Fund from potential misuse of that information by individuals or entities to which it is disclosed.

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**Determination of Net Asset Value**

The NAV of the Fund's shares will fluctuate and is determined as of the close of trading on the New York Stock Exchange (the "NYSE") (generally 4:00 p.m., Eastern time) each business day. The NYSE annually announces the days on which it will not be open for trading. The most recent announcement indicates that it will not be open on the following days: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. However, the NYSE may close on days not included in that announcement.

The NAV per share is computed by dividing the value of the securities held by the Fund plus any cash or other assets (including interest and dividends accrued but not yet received) minus all liabilities (including accrued expenses) by the total number of shares in the Fund outstanding at such time.

$$\frac{\text{Net Assets}}{\text{Shares Outstanding}} = \text{Net Asset Value Per Share}$$

Generally, the Fund's investments are valued at market value or, in the absence of a market value, at fair value as determined in good faith by the Adviser and the Valuation Committee pursuant to procedures approved by or under the direction of the Board of Trustees.

The Fund's securities, including depositary receipts, which are traded on securities exchanges are valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.

Securities that are traded on more than one exchange are valued on the exchange determined by the Adviser to be the primary market. Securities primarily traded on the NASDAQ Stock Market ("NASDAQ") shall be valued using the NASDAQ Official Closing Price ("NOCP"). If the NOCP is not available, such securities shall be valued at the last sale price on the day of valuation, or if there has been no sale on such day, at the mean between the bid and asked prices. OTC securities that are not traded on NASDAQ shall be valued at the most recent trade price.

Short-term debt obligations with remaining maturities in excess of 60 days are valued at current market prices, as discussed above. Short-term debt obligations with 60 days or less remaining to maturity are, unless conditions indicate otherwise, amortized to maturity based on their cost to the Fund if acquired within 60 days of maturity or, if already held by the Fund on the 60th day, based on the value determined on the 61st day.

Exchange traded options are valued at the composite price, using the National Best Bid and Offer quotes ("NBBO"). NBBO consists of the highest bid price and lowest ask price across any of the exchanges on which an option is quoted, thus providing a view across the entire U.S. options marketplace. Specifically, composite pricing looks at the last trades on the exchanges where the options are traded. If there are no trades for the option on a given business day composite option pricing calculates the mean of the highest bid price and lowest ask price across the exchanges where the option is traded.

All other assets of the Fund are valued in such manner as the Board of Trustees in good faith deems appropriate to reflect their fair value.

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**Purchase and Redemption of Fund Shares**

**Purchase of Shares**

Shares of the Fund are sold in a continuous offering and may be purchased on any business day through authorized intermediaries, as described in the Prospectus, or directly from the Fund. The Fund may authorize one or more brokers to accept purchase orders on a shareholder's behalf. Brokers are authorized to designate intermediaries to accept orders on the Fund's behalf. An order is deemed to be received when an authorized broker or agent accepts the order.

Orders received by dealers other than authorized brokers or agents by the close of trading on the NYSE (generally 4:00 p.m., Eastern time) on a business day that are transmitted to the Fund on that day will be effected at the NAV per share determined as of the close of trading on the NYSE on that day. Otherwise, the orders will be processed at the next determined NAV. It is the dealer's responsibility to transmit orders so that they will be received by the Fund before the close of the NYSE.

**Purchase Requests Must be Received in Good Order**

Your share price will be the next NAV per share calculated after the Transfer Agent or your Authorized Intermediary receives your purchase request in good order. "Good order" means that your purchase request includes:

➢ the name of the Fund;
➢ the dollar amount of shares to be purchased;
➢ your account application or investment stub; and
➢ a check payable to "Performance Trust Total Return Bond Fund."

All purchase requests received in good order before the close of the NYSE (generally 4:00 p.m., Eastern time) will be processed on that same day. Purchase requests received after the close of the NYSE (generally 4:00 p.m., Eastern time) will receive the next business day's NAV per share.

Shares of the Fund have not been registered for sale outside of the United States. The Fund generally does not sell shares to investors residing outside the United States, even if they are United States citizens or lawful permanent residents, except to investors with United States military APO or FPO addresses.

**Redemption of Shares**

To redeem shares, shareholders may send a written request in "good order" to:

**Regular Mail**
Performance Trust Total Return Bond Fund
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

**Overnight or Express Mail**
Performance Trust Total Return Bond Fund
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street, 3rd Floor
Milwaukee, WI 53202

A redemption request will be deemed in "good order" if it includes:

➢ the shareholder's name;
➢ the name of the Fund;
➢ the account number;
➢ the share or dollar amount to be redeemed; and
➢ signatures by all shareholders on the account (with signature(s) guaranteed if applicable).

Redemption proceeds will be sent to the address of record. Signature guarantees can be obtained from banks and securities dealers, but not from a notary public. The Fund will not be responsible for interest lost on redemption amounts due to lost or misdirected mail.

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A signature guarantee of each owner is required in the following situations:

- if ownership is being changed on your account;
- when redemption proceeds are payable or sent to any person, address or bank account not on record;
- if a change of address request was received by the Transfer Agent within the last 15 days; and
- for all redemptions in excess of $100,000 from any shareholder account.

The Fund does not accept signatures authenticated by a notary public.

The Fund and its transfer agent have adopted standards for accepting signature guarantees from the banks and securities dealers. The Fund may elect in the future to limit eligible signature guarantors to institutions that are members of a signature guarantee program. The Fund and the Transfer Agent reserve the right to amend these standards at any time without notice.

Non-financial transactions, including establishing or modifying certain services on an account, may require a signature verification from a Signature Validation Program member or other acceptable form of authentication from a financial institution source.

**Redemption-in-Kind**

The Fund does not intend to redeem shares in any form except cash. The Trust, however, has filed a notice of election under Rule 18f-1 of the 1940 Act that allows the Fund to redeem in-kind redemption requests of a certain amount. Specifically, if the amount you are redeeming during any 90-day period is in excess of the lesser of $250,000 or 1% of the net assets of the applicable share class of the Fund, valued at the beginning of such period, the Fund has the right to redeem your shares by giving you the amount that exceeds $250,000 or 1% of the net assets of the share class of the Fund in securities instead of cash. If the Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash, and will bear any market risks associated with such securities until they are converted into cash.

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**Tax Matters**

Each series of the Trust is treated as a separate entity for federal income tax purposes.  The Fund, as a series of the Trust, intends to qualify and elects to be treated as a regulated investment company under Subchapter M of the Code, provided it complies with all applicable requirements regarding the source of its income, diversification of its assets and timing of distributions.  The Fund's policy is to distribute to its shareholders all of its net investment company taxable income and any net realized long-term capital gains for each fiscal year in a manner that complies with the distribution requirements of the Code, so that the Fund will not be subject to any federal income or excise taxes based on net income.  However, the Fund can give no assurances that its anticipated distributions will be sufficient to eliminate all taxes.  If the Fund does not qualify as a regulated investment company, it would be taxed as a corporation and, in such case, it would be more beneficial for a shareholder to directly own the Fund's underlying investments rather than indirectly owning the underlying investments through the Fund.  If the Fund fails to distribute (or be deemed to have distributed) by December 31 of each calendar year (i) at least 98% of its ordinary income for such year, (ii) at least 98% of the excess of its realized capital gains over its realized capital losses for the 12-month period ending on October 31 during such year and (iii) any amounts from the prior calendar year that were not distributed and on which the Fund paid no federal income tax, the Fund will be subject to a 4% excise tax.

Net investment income generally consists of interest, dividends and short-term capital gains, less expenses.  Net realized capital gains for a fiscal period are computed by taking into account any capital loss carryforward of the Fund.

Distributions of net investment income are taxable to shareholders as ordinary income.  For individual shareholders, a portion of the distributions paid by the Fund may consist of qualified dividends eligible for taxation at the rate applicable to long-term capital gains to the extent the Fund designates the amount distributed as a qualified dividend and the shareholder meets certain holding period requirements with respect to his or her Fund shares.  The current federal tax provisions applicable to "qualified dividends" are scheduled to expire for tax years beginning after December 31, 2010.  In the case of corporate shareholders, a portion of the distributions may qualify for the intercorporate dividends-received deduction to the extent the Fund designates the amount distributed as eligible for deduction and the shareholder meets certain holding period requirements with respect to its Fund shares.  The aggregate amount so designated to either individuals or corporate shareholders cannot, however, exceed the aggregate amount of such dividends received by the Fund for its taxable year.  In view of the Fund's investment policies, it is expected that part of the distributions by the Fund may be eligible for the qualified dividend income treatment for individual shareholders and the dividends-received deduction for corporate shareholders.

Any long-term capital gain distributions are taxable to shareholders as long-term capital gains regardless of the length of time shares have been held.  Net capital gains distributions are not eligible for the qualified dividend income treatment or the dividends-received deduction referred to in the previous paragraph.

Distributions of any net investment income and net realized capital gains will be taxable as described above, whether received in shares or in cash.  Shareholders who choose to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the NAV of a share on the reinvestment date.  Distributions are generally taxable when received.  However, distributions declared in October, November or December to shareholders of record on a date in such a month and paid the following January are taxable as if received on December 31.  Distributions are includable in alternative minimum taxable income in computing a shareholder's liability for the alternative minimum tax.

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A redemption or exchange of Fund shares may result in recognition of a taxable gain or loss.  Any loss realized upon a redemption or exchange of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gains received on those shares.  Any loss realized upon a redemption or exchange may be disallowed under certain wash sale rules to the extent shares of the Fund are purchased (through reinvestment of distributions or otherwise) within 30 days before or after the redemption or exchange.

Except in the case of certain exempt shareholders, if a shareholder does not furnish the Fund with its correct Taxpayer Identification Number and certain certifications or the Fund receives notification from the Internal Revenue Service requiring back-up withholding, the Fund is required by federal law to withhold federal income tax from the shareholder's distributions and redemption proceeds currently at a rate of 28% for U.S. residents.

Foreign taxpayers (including nonresident aliens) are generally subject to a flat withholding rate, currently 30% on U.S. source income.  This withholding rate may be lower under the terms of a tax convention.  Certain distributions of short-term capital gains and qualified interest income of the Fund will not be subject to such withholding for tax years beginning prior to 2010.

This discussion and the related discussion in the Prospectus have been prepared by Fund management, and counsel to the Fund has expressed no opinion in respect thereof.

This section is not intended to be a full discussion of federal tax laws and the effect of such laws on you.  There may be other federal, state, foreign or local tax considerations to a particular investor.  You are urged to consult your own tax adviser.

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**Distributions**

The Fund will receive income in the form of dividends and interest earned on its investments in securities. This income, less the expenses incurred in its operations, is the Fund's net investment income, substantially all of which will be distributed to the Fund's shareholders.

The amount of the Fund's distributions is dependent upon the amount of net investment income received by the Fund from its portfolio holdings, is not guaranteed and is subject to the discretion of the Board of Trustees. The Fund does not pay "interest" or guarantee any fixed rate of return on an investment in their shares.

The Fund also may derive capital gains or losses in connection with sales or other dispositions of its portfolio securities. Any net gain the Fund may realize from transactions involving investments held less than the period required for long-term capital gain or loss recognition or otherwise producing short-term capital gains and losses (taking into account any carryover of capital losses from the eight previous taxable years), although a distribution from capital gains, will be distributed to shareholders with and as a part of the distributions of net investment income giving rise to ordinary income. If during any year the Fund realizes a net gain on transactions involving investments held for the period required for long-term capital gain or loss recognition or otherwise producing long-term capital gains and losses, the Fund will have a net long-term capital gain. After deduction of the amount of any net short-term capital loss, the balance (to the extent not offset by any capital losses carried over from the eight previous taxable years) will be distributed and treated as long-term capital gains in the hands of the shareholders regardless of the length of time the Fund's shares may have been held by the shareholders. For more information concerning applicable capital gains tax rates, see your tax adviser.

Any distribution paid by the Fund reduces that Fund's NAV per share on the date paid by the amount of the distribution per share. Accordingly, a distribution paid shortly after a purchase of shares by a shareholder would represent, in substance, a partial return of capital (to the extent it is paid on the shares so purchased), even though it would be subject to income taxes.

Distributions will be made in the form of additional shares of the Fund unless the shareholder has otherwise indicated. Investors have the right to change their elections with respect to the reinvestment of distributions by notifying the Transfer Agent in writing. However, any such change will be effective only as to distributions for which the record date is five or more business days after the Transfer Agent has received the written request.

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**Financial Statements**

As the Fund has recently commenced operations, there are no financial statements available at this time. Shareholders of the Fund will be informed of the Fund's progress through periodic reports when those reports become available.  Financial statements certified by the independent registered public accounting firm will be submitted to shareholders at least annually.

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**Standard & Poor's Issue Credit Rating Definitions**

A Standard & Poor's issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long term or short term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days—including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

**Short-Term Issue Credit Ratings**

**A-1**

A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

**A-2**

A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

**A-3**

A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

**B**

A short-term obligation rated 'B' is regarded as having significant speculative characteristics. Ratings of 'B-1', 'B-2', and 'B-3' may be assigned to indicate finer distinctions within the 'B' category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

**B-1**

A short-term obligation rated 'B-1' is regarded as having significant speculative characteristics, but the obligor has a relatively stronger capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

**B-2**

A short-term obligation rated 'B-2' is regarded as having significant speculative characteristics, and the obligor has an average speculative-grade capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

**B-3**

A short-term obligation rated 'B-3' is regarded as having significant speculative characteristics, and the obligor has a relatively weaker capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

**C**

A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

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**D**

A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation, including a regulatory capital instrument, are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

**SPUR (Standard & Poor's Underlying Rating)**

This is a rating of a stand-alone capacity of an issue to pay debt service on a credit-enhanced debt issue, without giving effect to the enhancement that applies to it. These ratings are published only at the request of the debt issuer/obligor with the designation SPUR to distinguish them from the credit-enhanced rating that applies to the debt issue. Standard & Poor's maintains surveillance of an issue with a published SPUR.

**Dual Ratings**

Standard & Poor's assigns "dual" ratings to all debt issues that have a put option or demand feature as part of their structure. The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. The long-term rating symbols are used for bonds to denote the long-term maturity and the short-term rating symbols for the put option (for example, 'AAA/A-1+'). With U.S. municipal short-term demand debt, note rating symbols are used with the short-term issue credit rating symbols (for example, 'SP-1+/A-1+').

The ratings and other credit related opinions of Standard & Poor's and its affiliates are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or make any investment decisions. Standard & Poor's assumes no obligation to update any information following publication. Users of ratings and credit related opinions should not rely on them in making any investment decision. Standard &Poor's opinions and analyses do not address the suitability of any security. Standard & Poor's Financial Services LLC does not act as a fiduciary or an investment advisor. While Standard & Poor's has obtained information from sources it believes to be reliable, Standard & Poor's does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. Ratings and credit related opinions may be changed, suspended, or withdrawn at any time.

**Active Qualifiers (Currently applied and/or outstanding)**

**i**

This subscript is used for issues in which the credit factors, terms, or both, that determine the likelihood of receipt of payment of interest are different from the credit factors, terms or both that determine the likelihood of receipt of principal on the obligation. The 'i' subscript indicates that the rating addresses the interest portion of the obligation only. The 'i' subscript will always be used in conjunction with the 'p' subscript, which addresses likelihood of receipt of principal. For example, a rated obligation could be assigned ratings of "AAAp NRi" indicating that the principal portion is rated "AAA" and the interest portion of the obligation is not rated.

**L**

Ratings qualified with 'L' apply only to amounts invested up to federal deposit insurance limits.

**p**

This subscript is used for issues in which the credit factors, the terms, or both, that determine the likelihood of receipt of payment of principal are different from the credit factors, terms or both that determine the likelihood of receipt of interest on the obligation. The 'p' subscript indicates that the rating addresses the principal portion of the obligation only. The 'p' subscript will always be used in conjunction with the 'i' subscript, which addresses likelihood of receipt of interest. For example, a rated obligation could be assigned ratings of "AAAp NRi" indicating that the principal portion is rated "AAA" and the interest portion of the obligation is not rated.

**pi**

Ratings with a 'pi' subscript are based on an analysis of an issuer's published financial information, as well as additional information in the public domain. They do not, however, reflect in-depth meetings with an issuer's management and therefore may be based on less comprehensive information than ratings without a 'pi' subscript. Ratings with a 'pi' subscript are reviewed annually based on a new year's financial statements, but may be reviewed on an interim basis if a major event occurs that may affect the issuer's credit quality.

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**preliminary**

Preliminary ratings, with the 'prelim' qualifier, may be assigned to obligors or obligations, including financial programs, in the circumstances described below. Assignment of a final rating is conditional on the receipt by Standard & Poor's of appropriate documentation. Standard & Poor's reserves the right not to issue a final rating. Moreover, if a final rating is issued, it may differ from the preliminary rating.

- Preliminary ratings may be assigned to obligations, most commonly structured and project finance issues, pending receipt of final documentation and legal opinions.
- Preliminary ratings are assigned to Rule 415 Shelf Registrations. As specific issues, with defined terms, are offered from the master registration, a final rating may be assigned to them in accordance with Standard & Poor's policies
- Preliminary ratings may be assigned to obligations that will likely be issued upon the obligor's emergence from bankruptcy or similar reorganization, based on late-stage reorganization plans, documentation and discussions with the obligor. Preliminary ratings may also be assigned to the obligors. These ratings consider the anticipated general credit quality of the reorganized or postbankruptcy issuer as well as attributes of the anticipated obligation(s).
- Preliminary ratings may be assigned to entities that are being formed or that are in the process of being independently established when, in Standard & Poor's opinion, documentation is close to final. Preliminary ratings may also be assigned to these entities' obligations.
- Preliminary ratings may be assigned when a previously unrated entity is undergoing a well-formulated restructuring, recapitalization, significant financing or other transformative event, generally at the point that investor or lender commitments are invited. The preliminary rating may be assigned to the entity and to its proposed obligation(s). These preliminary ratings consider the anticipated general credit quality of the obligor, as well as attributes of the anticipated obligation(s), assuming successful completion of the transformative event. Should the transformative event not occur, Standard & Poor's would likely withdraw these preliminary ratings.
- A preliminary recovery rating may be assigned to an obligation that has a preliminary issue credit rating.

**t**

This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all their contracts before their final maturity date.

**unsolicited**

Unsolicited ratings are those credit ratings assigned at the initiative of Standard & Poor's and not at the request of the issuer or its agents.

**Inactive Qualifiers (No longer applied or outstanding)**

**\***

This symbol indicated continuance of the ratings is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows. Discontinued use in August 1998.

**c**

This qualifier was used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long-term credit rating of the issuer is below an investment-grade level and/or the issuer's bonds are deemed taxable. Discontinued use in January 2001.

**pr**

The letters 'pr' indicate that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of or the risk of default upon failure of such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

**q**
A 'q' subscript indicates that the rating is based solely on quantitative analysis of publicly available information.  Discontinued use in April 2001.

**r**
The 'r' modifier was assigned to securities containing extraordinary risks, particularly market risks, that are not covered in the credit rating.  The absence of an 'r' modifier should not be taken as an indication that an obligation will not exhibit extraordinary non-credit related risks. Standard & Poor's discontinued the use of the 'r' modifier for most obligations in June 2000 and for the balance of obligations (mainly structured finance transactions) in November 2002.

**Local Currency and Foreign Currency Risks**
Country risk considerations are a standard part of Standard & Poor's analysis for credit ratings on any issuer or issue. Currency of repayment is a key factor in this analysis.  An obligor's capacity to repay foreign currency obligations may be lower than its capacity to repay obligations in its local currency due to the sovereign government's own relatively lower capacity to repay external versus domestic debt.  These sovereign risk considerations are incorporated in the debt ratings assigned to specific issues.  Foreign currency issuer ratings are also distinguished from local currency issuer ratings to identify those instances where sovereign risks make them different for the same issuer.

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## Moody's Credit Rating Definitions

### Purpose

The system of rating securities was originated by John Moody in 1909. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which relative creditworthiness of securities may be noted.

### Rating Symbols

Gradations of creditworthiness are indicated by rating symbols, with each symbol representing a group in which the credit characteristics are broadly the same. There are nine symbols as shown below, from that used to designate least credit risk to that denoting greatest credit risk:

### Aaa Aa A Baa Ba B Caa Ca C

Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa.

### Absence of a Rating

Where no rating has been assigned or where a rating has been withdrawn, it may be for reasons unrelated to the creditworthiness of the issue.

Should no rating be assigned, the reason may be one of the following:

1. An application was not received or accepted.

2. The issue or issuer belongs to a group of securities or entities that are not rated as a matter of policy.

3. There is a lack of essential data pertaining to the issue or issuer.

4. The issue was privately placed, in which case the rating is not published in Moody's publications.

Withdrawal may occur if new and material circumstances arise, the effects of which preclude satisfactory analysis; if there is no longer available reasonable up-to-date data to permit a judgment to be formed; if a bond is called for redemption; or for other reasons.

### Changes in Rating

The credit quality of most issuers and their obligations is not fixed and steady over a period of time, but tends to undergo change. For this reason changes in ratings occur so as to reflect variations in the intrinsic relative position of issuers and their obligations.

A change in rating may thus occur at any time in the case of an individual issue. Such rating change should serve notice that Moody's observes some alteration in creditworthiness, or that the previous rating did not fully reflect the quality of the bond as now seen. While because of their very nature, changes are to be expected more frequently among bonds of lower ratings than among bonds of higher ratings. Nevertheless, the user of bond ratings should keep close and constant check on all ratings — both high and low — to be able to note promptly any signs of change in status that may occur.

### Limitations to Uses of Ratings*

Obligations carrying the same rating are not claimed to be of absolutely equal credit quality. In a broad sense, they are alike in position, but since there are a limited number of rating classes used in grading thousands of bonds, the symbols cannot reflect the same shadings of risk which actually exist.  As ratings are designed exclusively for the purpose of grading obligations according to their credit quality, they should not be used alone as a basis for investment operations. For example, they have no value in forecasting the direction of future trends of market price. Market price movements in bonds are influenced not only by the credit quality of individual issues but also by changes in money rates and general economic trends, as well as by the length of maturity, etc. During its life even the highest rated bond may have wide price movements, while its high rating status remains unchanged.

The matter of market price has no bearing whatsoever on the determination of ratings, which are not to be construed as recommendations with respect to "attractiveness". The attractiveness of a given bond may depend on its yield, its maturity date or other factors for which the investor may search, as well as on its credit quality, the only characteristic to which the rating refers.

Since ratings involve judgements about the future, on the one hand, and since they are used by investors as a means of protection, on the other, the effort is made when assigning ratings to look at "worst" possibilities in the "visible" future, rather than solely at the past record and the status of the present. Therefore, investors using the rating should not expect to find in them a reflection of statistical factors alone, since they are an appraisal of long-term risks, including the recognition of many non-statistical factors.

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Though ratings may be used by the banking authorities to classify bonds in their bank examination procedure, Moody's ratings are not made with these bank regulations in mind. Moody's Investors Service's own judgement as to the desirability or non-desirability of a bond for bank investment purposes is not indicated by Moody's ratings.

Moody's ratings represent the opinion of Moody's Investors Service as to the relative creditworthiness of securities. As such, they should be used in conjunction with the descriptions and statistics appearing in Moody's publications. Reference should be made to these statements for information regarding the issuer. Moody's ratings are not commercial credit ratings. In no case is default or receivership to be imputed unless expressly stated.

*As set forth more fully on the copyright, credit ratings are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. Each rating or other opinion must be weighed solely as one factor in any investment decision made by or on behalf of any user of the information, and each such user must accordingly make its own study and evaluation of each security and of each issuer and guarantor of, and each provider of credit support for, each security that it may consider purchasing, selling or holding.

**Short-Term Ratings**
Moody's short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.

Moody's employs the following designations to indicate the relative repayment ability of rated issuers:

**P-1**
Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

**P-2**
Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

**P-3**
Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

**NP**
Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

**Note:** Canadian issuers rated P-1 or P-2 have their short-term ratings enhanced by the senior-most long-term rating of the issuer, its guarantor or support-provider.

## Short-term vs. Long-term Ratings

| Long Term | Short Term |
|---|---|
| **Investment Grade** | |
| Aaa | |
| Aa1 Aa2 Aa3 | Prime-1 |
| A1 A2 A3 | |
| Baa1 | Prime-2 |
| Baa2 Baa3 | Prime-3 |
| **Speculative Grade** | |
| Ba1 Ba2 Ba3 | |
| B1 B2 B3 | Not Prime |
| Caa1 Caa2 Caa3 Ca C | |

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## Fitch's National Credit Ratings

For those countries in which foreign and local currency sovereign ratings are below 'AAA', and where there is demand for such ratings, Fitch Ratings will provide National Ratings. It is important to note that each National Rating scale is unique and is defined to serve the needs of the local market in question.

The National Rating scale provides a relative measure of creditworthiness for rated entities only within the country concerned. Under this rating scale, a 'AAA' Long-Term National Rating will be assigned to the lowest relative risk within that country, which, in most but not all cases, will be the sovereign state.

The National Rating scale merely ranks the degree of perceived risk relative to the lowest default risk in that same country. Like local currency ratings, National Ratings exclude the effects of sovereign and transfer risk and exclude the possibility that investors may be unable to repatriate any due interest and principal repayments. It is not related to the rating scale of any other national market. Comparisons between different national scales or between an individual national scale and the international rating scale are therefore inappropriate and potentially misleading. Consequently they are identified by the addition of a special identifier for the country concerned, such as 'AAA(arg)' for National Ratings in Argentina.

In certain countries, regulators have established credit rating scales, to be used within their domestic markets, using specific nomenclature. In these countries, the agency's National Short-Term Rating definitions for 'F1+(xxx)', 'F1(xxx)', 'F2(xxx)' and 'F3(xxx)' may be substituted by the regulatory scales, e.g. 'A1+', 'A1', 'A2' and 'A3'. The below definitions thus serve as a template, but users should consult the individual scales for each country listed on the agency's web-site to determine if any additional or alternative category definitions apply.

## National Short-Term Credit Ratings

### F1(xxx)
Indicates the strongest capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. Under the agency's National Rating scale, this rating is assigned to the lowest default risk relative to others in the same country. Where the liquidity profile is particularly strong, a "+" is added to the assigned rating.

### F2(xxx)
Indicates a good capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. However, the margin of safety is not as great as in the case of the higher ratings.

### F3(xxx)
Indicates an adequate capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. However, such capacity is more susceptible to near-term adverse changes than for financial commitments in higher rated categories.

### B(xxx)
Indicates an uncertain capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. Such capacity is highly susceptible to near-term adverse changes in financial and economic conditions.

### C(xxx)
Indicates a highly uncertain capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

### D(xxx)
Indicates actual or imminent payment default.

## Notes to Long-Term and Short-Term National Ratings:

The ISO country code suffix is placed in parentheses immediately following the rating letters to indicate the identity of the National market within which the rating applies. For illustrative purposes, (xxx) has been used.

"+" or "-" may be appended to a National Rating to denote relative status within a major rating category. Such suffixes are not added to the 'AAA(xxx)' Long-Term National Rating category, to categories below 'CCC(xxx)', or to Short-Term National Ratings other than 'F1(xxx)'.

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**LONG-TERM RATINGS**

**Standard & Poor's Long-Term Issue Credit Ratings**
Issue credit ratings are based, in varying degrees, on Standard & Poor's analysis of the following considerations:

- Likelihood of payment—capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

- Nature of and provisions of the obligation;

- Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

**AAA**
An obligation rated 'AAA' has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

**AA**
An obligation rated 'AA' differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

**A**
An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

**BBB**
An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

**BB, B, CCC, CC, and C**
Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

**BB**
An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

**B**
An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

**CCC**
An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

**CC**
An obligation rated 'CC' is currently highly vulnerable to nonpayment.

**C**
A 'C' rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the 'C' rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument's terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

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**D**

An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation, including a regulatory capital instrument, are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action if payments on an obligation are jeopardized. An obligation's rating is lowered to 'D' upon completion of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

**Plus (+) or minus (-)**

The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

**NR**

This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

*See active and inactive qualifiers following Standard & Poors Short-Term Issue Credit Ratings beginning on page A-3.*

**Moody's Long-Term Debt Ratings**

**Long-Term Obligation Ratings**

Moody's long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

**Moody's Long-Term Rating Definitions:**

**Aaa**

Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.

**Aa**

Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

**A**

Obligations rated A are considered upper-medium grade and are subject to low credit risk.

**Baa**

Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

**Ba**

Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

**B**

Obligations rated B are considered speculative and are subject to high credit risk.

**Caa**

Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

**Ca**

Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

**C**

Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

**Note:** Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

**Fitch's National Long-Term Credit Ratings**

**AAA(xxx)**

'AAA' National Ratings denote the highest rating assigned by the agency in its National Rating scale for that country. This rating is assigned to issuers or obligations with the lowest expectation of default risk relative to all other issuers or obligations in the same country.

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**AA(xxx)**

'AA' National Ratings denote expectations of very low default risk relative to other issuers or obligations in the same country. The default risk inherent differs only slightly from that of the country's highest rated issuers or obligations.

**A(xxx)**

'A' National Ratings denote expectations of low default risk relative to other issuers or obligations in the same country. However, changes in circumstances or economic conditions may affect the capacity for timely repayment to a greater degree than is the case for financial commitments denoted by a higher rated category.

**BBB(xxx)**

'BBB' National Ratings denote a moderate default risk relative to other issuers or obligations in the same country. However, changes in circumstances or economic conditions are more likely to affect the capacity for timely repayment than is the case for financial commitments denoted by a higher rated category.

**BB(xxx)**

'BB' National Ratings denote an elevated default risk relative to other issuers or obligations in the same country. Within the context of the country, payment is uncertain to some degree and capacity for timely repayment remains more vulnerable to adverse economic change over time.

**B(xxx)**

'B' National Ratings denote a significantly elevated default risk relative to other issuers or obligations in the same country. Financial commitments are currently being met but a limited margin of safety remains and capacity for continued timely payments is contingent upon a sustained, favorable business and economic environment. For individual obligations, may indicate distressed or defaulted obligations with potential for extremely high recoveries.

**CCC(xxx)**

'CCC' National Ratings denote that default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic conditions.

**CC(xxx)**

'CC' National Ratings denote that default of some kind appears probable.

**C(xxx)**

'C' National Ratings denote that default is imminent.

**D(xxx)**

'D' National Ratings denote an issuer or instrument that is currently in default.

**Notes to Long-Term and Short-Term National Ratings:**

The ISO country code suffix is placed in parentheses immediately following the rating letters to indicate the identity of the National market within which the rating applies. For illustrative purposes, (xxx) has been used.

"+" or "-" may be appended to a National Rating to denote relative status within a major rating category. Such suffixes are not added to the 'AAA(xxx)' Long-Term National Rating category, to categories below 'CCC(xxx)', or to Short-Term National Ratings other than 'F1(xxx)'.

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**MUNICIPAL NOTE RATINGS**

**Standard & Poor's Municipal Short-Term Note Ratings Definitions**

A Standard & Poor's U.S. municipal note rating reflects Standard & Poor's opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, Standard & Poor's analysis will review the following considerations:

- Amortization schedule—the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

- Source of payment—the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Note rating symbols are as follows:

**SP-1**
Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

**SP-2**
Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

**SP-3**
Speculative capacity to pay principal and interest.

*See active and inactive qualifiers following Standard & Poors Short-Term Issue Credit Ratings beginning on page A-3.*

**Moody's US Municipal Short-Term Debt And Demand Obligation Ratings**

**Short-Term Debt Ratings**

There are three rating categories for short-term municipal obligations that are considered investment grade. These ratings are designated as Municipal Investment Grade (MIG) and are divided into three levels -- MIG 1 through MIG 3. In addition, those short-term obligations that are of speculative quality are designated SG, or speculative grade. MIG ratings expire at the maturity of the obligation.

**MIG 1**
This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

**MIG 2**
This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

**MIG 3**
This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

**SG**
This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

**Demand Obligation Ratings**

In the case of variable rate demand obligations (VRDOs), a two-component rating is assigned; a long or short-term debt rating and a demand obligation rating. The first element represents Moody's evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody's evaluation of the degree of risk associated with the ability to receive purchase price upon demand ("demand feature"), using a variation of the MIG rating scale, the Variable Municipal Investment Grade or VMIG rating.

When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1.

VMIG rating expirations are a function of each issue's specific structural or credit features.

**VMIG 1**
This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

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**VMIG 2**

This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

**VMIG 3**

This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

**SG**

This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

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**Performance Trust Investment Advisors, LLC**
**Proxy Voting Policy**

Performance Trust Investment Advisors, LLC ("PTIA") generally delegates proxy voting to the asset managers to whom it allocates client assets. PTIA shall maintain copies of the asset managers' proxy voting procedures on file for so long as PTIA has clients whose assets are being managed by such asset managers. In the unlikely event that PTIA becomes responsible for voting proxies relating to securities held by its clients, PTIA has developed the following principles, policies and procedures to ensure that such proxies are voted in the best interest of PTIA's clients. These principles, policies and procedures are relatively general in nature to allow PTIA the flexibility and discretion to use its business judgment in making appropriate decisions with respect to client proxies.

**Summary**
PTIA acknowledges and agrees that it has a fiduciary obligation to its clients, including Performance Trust Total Return Bond Fund, to ensure that any proxies for which it has voting authority are voted solely in the best interests and for the exclusive benefit of its clients, including Performance Trust Total Return Bond Fund. The policies detailed below are intended to guide PTIA and its personnel in ensuring that proxies are voted in such manner without limiting the PTIA or its personnel in specific situations to vote in a pre-determined manner. These policies are designed to assist PTIA in identifying and resolving any conflicts of interest it may have in voting client proxies.

**Voting Principles, Policies and Procedures**
PTIA will abide by the following principles, policies and procedures in voting client proxies:

1. PTIA will at all times ensure that client proxies are voted with attention to the best interests and for the sole benefit of its clients.

2. PTIA will use its reasonable efforts to ensure that each decision regarding how to vote a client proxy is based on reasonably complete information with respect to the issue to which the proxy relates such that PTIA can make an informed decision.

3. PTIA will determine a client's best interest based on the maximization of investor value which is defined as an increase in long-term value through capital appreciation and dividends. PTIA expects that it will, in most instances, vote in accordance with management's recommendations with respect to specific proxy issues; however, PTIA will not vote in accordance with management's recommendations in instances where PTIA believes in good faith that management's interests do not coincide with investors' best interests.

4. PTIA will ensure that each and every proxy is voted unless the responsible PTIA personnel affirmatively determine to abstain from voting such proxy because such abstention is in the best interest of the client.

5. All proxy voting will be executed by PTIA's chief executive based on a recommendation from the responsible portfolio manager for the securities to which the proxy relates. If the portfolio manager determines that there is an actual conflict of interest between the client and PTIA with respect to a specific proxy issue, PTIA's chief executive will, along with PTIA's other executive officers, determine whether PTIA may vote the proxy itself or will contact the relevant client to allow the client to make the final decision with respect to the proxy issue in question.

6. PTIA will maintain a client proxy file to retain records relating to the proxies voted by PTIA on behalf of its clients. This file will contain, at a minimum, the proxy materials distributed by the issuer of the security to which the proxy relates and a record of how PTIA voted that proxy. If PTIA conducts additional research into the proxy issue, it will maintain copies of such research in the file as well.

**How to Obtain Information on Your Proxy**
If you would like a copy of PTIA's Client Proxy Voting Policies and Procedures and/or information on how PTIA has actually voted any proxies with respect to securities held in your portfolio for which it exercised voting authority, please contact PTIA.

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OTHER INFORMATION

**Item 28.**   **Exhibits.**

(a)   Declaration of Trust.
   (1)   (i)   Amended and Restated Certificate of Trust, previously filed with Registrant's Post-Effective Amendment No. 84 to its Registration Statement on Form N-1A with the SEC on April 18, 2008, and is incorporated by reference.
      (ii)   Amended and Restated Declaration of Trust, previously filed with Registrant's Pre-Effective Amendment No. 140 to its Registration Statement on Form N-1A with the SEC on June 22, 2009, and is incorporated by reference.
(b)   Amended and Restated By-Laws.
   (1)   Previously filed with Registrant's Post-Effective Amendment No. 140 to its Registration Statement on Form N-1A with the SEC on June 22, 2009, and is incorporated by reference.
(c)   Instruments Defining Rights of Security Holders are incorporated by reference to the Declaration of Trust and Bylaws.
(d)   Investment Advisory Agreement – Filed Herewith.
(e)   Underwriting Agreement – Filed Herewith.
(f)   Bonus or Profit Sharing Contracts – Not Applicable.
(g)   Custody Agreement – Filed Herewith.
(h)   Other Material Contracts.
   (1)   Fund Administration Servicing Agreement – Filed Herewith.
   (2)   Transfer Agent Servicing Agreement – Filed Herewith.
   (3)   Fund Accounting Servicing Agreement – Filed Herewith.
   (4)   Power of Attorney — Previously filed with Registrant's Post-Effective Amendment No. 174 to its Registration Statement on Form N-1A with the SEC on January 26, 2010, and is incorporated by reference.
   (5)   Operating Expenses Limitation Agreement – Filed Herewith.
(i)   Legal Opinions.
   (1)   Opinion and Consent of Counsel – Filed Herewith.
(j)   Other Opinions.
   (1)   Consent of Independent Registered Public Accounting Firm – Not Applicable.
(k)   Omitted Financial Statements – Not Applicable.
(l)   Agreement Relating to Initial Capital.
   (1)   Previously filed with Registrant's Post-Effective Amendment No. 2 to its Registration Statement on Form N-1A with the SEC on December 19, 2003, and is incorporated by reference.
(m)   Rule 12b-1 Plan – Not Applicable.
(n)   Rule 18f-3 Plan – Not Applicable.

| (o) | | Reserved. |
| (p) | | Code of Ethics. |
| | (1) | Code of Ethics for Registrant was previously filed with Registrant's Post-Effective Amendment No. 162 to its Registration Statement on Form N-1A with the SEC on November 9, 2009, and is incorporated by reference. |
| | (2) | Code of Ethics for Fund and Adviser – Filed Herewith. |
| | (3) | Code of Ethics for Principal Underwriter was previously filed with Registrant's Post-Effective Amendment No. 38 to its Registration Statement on Form N-1A with the SEC on December 14, 2006, and is incorporated by reference. |

**Item 29.      Persons Controlled by or Under Common Control with Registrant**

No person is directly or indirectly controlled by or under common control with the Registrant.

**Item 30.      Indemnification**

Reference is made to Article X of the Registrant's Declaration of Trust.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking: "Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue."

**Item 31.      Business and Other Connections of Investment Adviser**

Performance Trust Investment Advisors, LLC (the "Adviser") serves as the investment adviser for the Performance Trust Total Return Bond Fund (the "Fund").  The principal business address of the Adviser is 500 West Madison, Suite 350, Chicago, Illinois 60661.  With respect to the Adviser, the response to this Item is incorporated by reference to the Adviser's Uniform Application for Investment Adviser Registration (Form ADV) on file with the Securities and Exchange Commission ("SEC"), and dated April 8, 2010.  The Adviser's Form ADV may be obtained, free of charge, at the SEC's website at www.adviserinfo.sec.gov.

**Item 32.       Principal Underwriter.**

(a)       Quasar Distributors, LLC, the Registrant's principal underwriter, acts as principal underwriter for the following investment companies:

| | |
|---|---|
| Academy Funds Trust | Jensen Portfolio, Inc. |
| Advisors Series Trust | Keystone Mutual Funds |
| Allied Asset Advisors Funds | Kiewit Investment Fund, LLLP |
| Alpine Equity Trust | Kirr Marbach Partners Funds, Inc. |
| Alpine Income Trust | LKCM Funds |
| Alpine Series Trust | Masters' Select Funds Trust |
| Artio Global Funds | Matrix Advisors Value Fund, Inc. |
| Brandes Investment Trust | Monetta Fund, Inc. |
| Brandywine Blue Funds, Inc. | Monetta Trust |
| Bridges Investment Fund, Inc. | MP63 Fund, Inc. |
| Buffalo Funds | Nicholas Family of Funds, Inc. |
| Country Mutual Funds Trust | Permanent Portfolio Family of Funds, Inc. |
| DoubleLine Funds Trust | Perritt Funds, Inc. |
| Empiric Funds, Inc. | Perritt Microcap Opportunities Fund, Inc. |
| Evermore Funds Trust | PineBridge Mutual Funds |
| First American Funds, Inc. | PRIMECAP Odyssey Funds |
| First American Investment Funds, Inc. | Professionally Managed Portfolios |
| First American Strategy Funds, Inc. | Prospector Funds, Inc. |
| Fort Pitt Capital Funds | Purisima Funds |
| Glenmede Fund, Inc. | Quaker Investment Trust |
| Glenmede Portfolios | Rainier Investment Management Mutual Funds |
| Greenspring Fund, Inc. | RBC Funds Trust |
| Guinness Atkinson Funds | Thompson Plumb Funds, Inc. |
| Harding Loevner Funds, Inc. | TIFF Investment Program, Inc. |
| Hennessy Funds Trust | Trust for Professional Managers |
| Hennessy Funds, Inc. | USA Mutuals Funds |
| Hennessy Mutual Funds, Inc. | Wall Street Fund |
| Hennessy SPARX Funds Trust | Wexford Trust |
| Hotchkis and Wiley Funds | Wisconsin Capital Funds, Inc. |
| Intrepid Capital Management Funds Trust | WY Funds |
| Jacob Funds, Inc. | |

(b)       To the best of Registrant's knowledge, the directors and executive officers of Quasar Distributors, LLC are as follows:

| Name and Principal Business Address | Position and Offices with Quasar Distributors, LLC | Positions and Offices with Registrant |
|---|---|---|
| James R. Schoenike[1] | President, Board Member | None |
| Andrew M. Strnad[2] | Secretary | None |
| Joe D. Redwine[1] | Board Member | None |
| Robert Kern[1] | Board Member | None |
| Eric W. Falkeis[1] | Board Member | None |
| Susan LaFond[1] | Treasurer | None |
| Teresa Cowan[1] | Assistant Secretary | None |

[1] This individual is located at 615 East Michigan Street, Milwaukee, Wisconsin, 53202.
[2] This individual is located at 6602 East 75th Street, Indianapolis, Indiana, 46250.

3

(c)     Not Applicable.

**Item 33.     Location of Accounts and Records.**

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, are maintained at the following locations:

| Records Relating to: | Are located at: |
| --- | --- |
| Registrant's Fund Administrator, Fund Accountant, and Transfer Agent | U.S. Bancorp Fund Services, LLC<br>615 East Michigan Street<br>Milwaukee, WI  53202 |
| Registrant's Investment Adviser | Performance Trust Investment Advisors, LLC<br>500 West Madison, Suite 350<br>Chicago, IL  60661 |
| Registrant's Custodian | U.S. Bank, National Association<br>1555 N. River Center Drive, Suite 302<br>Milwaukee, WI  53212 |
| Registrant's Distributor | Quasar Distributors, LLC<br>615 East Michigan Street<br>Milwaukee, WI  53202 |

**Item 34.     Management Services**

All management-related service contracts entered into by Registrant are discussed in Parts A and B of this Registration Statement.

**Item 35.     Undertakings**

The Registrant hereby undertakes to furnish each person to whom a Prospectus for one or more of the series of the Registrant is delivered with a copy of the relevant latest annual report to shareholders, upon request and without charge.

**SIGNATURES**

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed below on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee and State of Wisconsin, on the 27th day of August, 2010.


TRUST FOR PROFESSIONAL MANAGERS

By:  /s/ John P. Buckel
John P. Buckel
Vice President, Treasurer and Principal Accounting Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on August 27, 2010 by the following persons in the capacities indicated.

| Signature | Title |
|---|---|
| Joseph C. Neuberger* | Chairperson, President and Trustee |
| Joseph C. Neuberger | |
| | |
| Dr. Michael D. Akers* | Independent Trustee |
| Dr. Michael D. Akers | |
| | |
| Gary A. Drska* | Independent Trustee |
| Gary A. Drska | |
| | |
| Jonas B. Siegel* | Independent Trustee |
| Jonas B. Siegel | |

* By      /s/ John P. Buckel
      John P. Buckel
      Attorney-in-Fact pursuant to Power of Attorney previously filed with Registrant's Post-Effective Amendment No. 174 to its Registration Statement on Form N-1A with the SEC on January 26, 2010, and is incorporated by reference.

5

**EXHIBIT INDEX**

| Exhibit | Exhibit No. |
|---|---|
| Investment Advisory Agreement | EX-99.d |
| Underwriting Agreement | EX-99.e |
| Custody Agreement | EX-99.g |
| Fund Administration Servicing Agreement | EX-99.h.1 |
| Transfer Agent Servicing Agreement | EX-99.h.2 |
| Fund Accounting Servicing Agreement | EX-99.h.3 |
| Operating Expense Limitation Agreement | EX-99.h.5 |
| Opinion and Consent of Counsel | EX-99.i.1 |
| Code of Ethics for Fund and Adviser | EX-99.p.2 |

**TRUST FOR PROFESSIONAL MANAGERS**

**INVESTMENT ADVISORY AGREEMENT**

**with**

**PERFORMANCE TRUST INVESTMENT ADVISORS, LLC**

**THIS INVESTMENT ADVISORY AGREEMENT** (the "Agreement") is made as of the 10th day of August, 2010, by and between Trust for Professional Managers, a Delaware statutory trust (hereinafter called the "Trust"), on behalf of the series of the Trust as indicated on Schedule A attached hereto, as may be amended from time to time (the "Fund"), and Performance Trust Investment Advisors, LLC (hereinafter called the "Adviser").

WITNESSETH:

**WHEREAS**, the Trust is an open-end management investment company, registered as such under the Investment Company Act of 1940, as amended (the "Investment Company Act"); and

**WHEREAS**, the Fund is a series of the Trust having separate assets and liabilities; and

**WHEREAS**, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and is engaged in the business of supplying investment advice as an independent contractor; and

**WHEREAS**, the Trust desires to retain the Adviser to render advice and services to the Fund pursuant to the terms and provisions of this Agreement, and the Adviser desires to furnish said advice and services;

**NOW, THEREFORE**, in consideration of the covenants and the mutual promises hereinafter set forth, the parties to this Agreement, intending to be legally bound hereby, mutually agree as follows:

**1. APPOINTMENT OF ADVISER.** The Trust hereby appoints the Adviser, and the Adviser hereby accepts such appointment, to render investment advice and related services with respect to the assets of the Fund for the period and on the terms set forth in this Agreement, subject to the supervision and direction of the Trust's Board of Trustees (the "Board of Trustees").

**2. DUTIES OF ADVISER.**

(a) **GENERAL DUTIES.** The Adviser shall act as investment adviser to the Fund and shall supervise investments of the Fund on behalf of the Fund in accordance with the investment objectives, policies and restrictions of the Fund as set forth in the Fund's and Trust's governing documents, including, without limitation: the Trust's Declaration of Trust and By-Laws, each as amended from time to time; the Fund's prospectus, statement of additional information and undertakings; and such other limitations, policies and procedures as the Trustees may impose from time to time and provide in writing to the Adviser (collectively, the "Investment Policies"). In providing such services, the Adviser shall at all times adhere to the provisions and restrictions contained in the federal securities laws, applicable state securities laws, the Internal Revenue Code of 1986, the Uniform Commercial Code and other applicable law.

Without limiting the generality of the foregoing, the Adviser shall: (i) furnish the Fund with advice and recommendations with respect to the investment of the Fund's assets and the purchase and sale of portfolio securities for the Fund, including the taking of such steps as may be necessary to implement such advice and recommendations (*i.e.*, placing the orders); (ii) manage and oversee the investments of the Fund, subject to the ultimate supervision and direction of the Board of Trustees; (iii) vote proxies for the Fund, file ownership reports under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the Fund, and take other actions on behalf of the Fund; (iv) maintain the books and records required to be maintained by the Fund except to the extent arrangements have been made for such books and records to be maintained by the administrator or another agent of the Fund; (v) furnish reports, statements and other data on securities, economic conditions and other matters related to the investment of the Fund's assets that the Fund's administrator or distributor or the officers of the Trust may reasonably request; and (vi) render to the Board of Trustees such periodic and special reports with respect to the Fund's investment activities as the Board of Trustees may reasonably request, including at least one in-person appearance annually before the Board of Trustees. It is understood and agreed that the Adviser shall have no obligation to initiate litigation on behalf of the Fund.

**(b) BROKERAGE.** The Adviser shall be responsible for decisions to buy and sell securities for the Fund, for broker-dealer selection, and for negotiation of brokerage commission rates, provided that the Adviser shall not direct orders to an affiliated person of the Adviser without general prior authorization to use such affiliated broker or dealer from the Board of Trustees. The Adviser's primary consideration in effecting a securities transaction will be execution at the most favorable price. In selecting a broker-dealer to execute each particular transaction, the Adviser may take the following into consideration: the best net price available; the reliability, integrity and financial condition of the broker-dealer; the size of and difficulty in executing the order; and the value of the expected contribution of the broker-dealer to the investment performance of the Fund on a continuing basis. The price to the Fund in any transaction may be less favorable than that available from another broker-dealer if the difference is reasonably justified by other aspects of the portfolio execution services offered.

Subject to such policies as the Board of Trustees may determine and consistent with Section 28(e) of the Exchange Act, the Adviser shall not be deemed to have acted unlawfully or to have breached any duty created by this Agreement or otherwise solely by reason of its having caused the Fund to pay a broker or dealer that provides (directly or indirectly) brokerage or research services to the Adviser an amount of commission for effecting a portfolio transaction in excess of the amount of commission another broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith that such amount of commission was reasonable in relation to the value of the brokerage and research services provided by such broker or dealer, viewed in terms of either that particular transaction or the Adviser's overall responsibilities with respect to the Fund. Subject to the same policies and legal provisions, the Adviser is further authorized to allocate the orders placed by it on behalf of the Fund to such brokers or dealers who also provide research or statistical material, or other services, to the Trust, the Adviser, or any affiliate of either. Such allocation shall be in such amounts and proportions as the Adviser shall determine, and the Adviser shall report on such allocations regularly to the Trust, indicating the broker-dealers to whom such allocations have been made and the basis therefor.

On occasions when the Adviser deems the purchase or sale of a security to be in the best interest of the Fund as well as of other clients, the Adviser, to the extent permitted by applicable laws and regulations, may aggregate the securities to be so purchased or sold in order to obtain the most favorable price or lower brokerage commissions and the most efficient execution. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Adviser in the manner it considers to be the most equitable and consistent with its fiduciary obligations to the Fund and to such other clients.

**3. REPRESENTATIONS OF THE ADVISER.**

(a) The Adviser shall use its best judgment and efforts in rendering the advice and services to the Fund as contemplated by this Agreement.

(b) The Adviser shall maintain all licenses and registrations necessary to perform its duties hereunder in good order.

(c) The Adviser shall conduct its operations at all times in conformance with the Advisers Act, the Investment Company Act, and any other applicable state and/or self-regulatory organization regulations.

**4. INDEPENDENT CONTRACTOR.** The Adviser shall, for all purposes herein, be deemed to be an independent contractor, and shall, unless otherwise expressly provided and authorized to do so, have no authority to act for or represent the Trust or the Fund in any way, or in any way be deemed an agent for the Trust or the Fund. It is expressly understood and agreed that the services to be rendered by the Adviser to the Fund under the provisions of this Agreement are not to be deemed exclusive, and the Adviser shall be free to render similar or different services to others so long as its ability to render the services provided for in this Agreement shall not be impaired thereby.

**5. ADVISER'S PERSONNEL.** The Adviser shall, at its own expense, maintain such staff and employ or retain such personnel and consult with such other persons as it shall from time to time determine to be necessary to the performance of its obligations under this Agreement. Without limiting the generality of the foregoing, the staff and personnel of the Adviser shall be deemed to include persons employed or retained by the Adviser to furnish statistical information, research, and other factual information, advice regarding economic factors and trends, information with respect to technical and scientific developments, and such other information, advice and assistance as the Adviser or the Board of Trustees may desire and reasonably request and any compliance staff and personnel required by the Adviser.

**6. EXPENSES.**

(a) With respect to the operation of the Fund, the Adviser shall be responsible for (i) the Fund's organizational expenses, (ii) providing the personnel, office space and equipment reasonably necessary for the operation of the Fund, (iii) the expenses of printing and distributing extra copies of the Fund's prospectus, statement of additional information, and sales and advertising materials (but not the legal, auditing or accounting fees attendant thereto) to prospective investors (but not to existing shareholders) to the extent such expenses are not covered by any applicable plan adopted pursuant to Rule 12b-1 under the Investment Company Act, (iv) the costs of any special Board of Trustees meetings or shareholder meetings convened for the primary benefit of the Adviser, and (v) any costs of liquidating or reorganizing the Fund (unless such cost is otherwise allocated by the Board of Trustees). If the Adviser has agreed, whether voluntarily or pursuant to an agreement, to limit the operating expenses of the Fund, the Adviser shall also be responsible on a monthly basis for any operating expenses that exceed the agreed upon expense limit.

(b) The Fund is responsible for and shall assume the obligation for payment of all of its expenses, other than as stated in Subparagraph 6(a) above, including but not limited to: fees and expenses incurred in connection with the issuance, registration and transfer of its shares; brokerage and commission expenses; all expenses of transfer, receipt, safekeeping, servicing and accounting for the cash, securities and other property of the Trust for the benefit of the Fund, including all fees and expenses of its custodian, shareholder services agent and accounting services agent; interest charges on any borrowings; costs and expenses of pricing and calculating its daily net asset value and of maintaining its books of account required under the Investment Company Act; taxes, if any; a pro rata portion of expenditures in connection with meetings of the Fund's shareholders and the Board of Trustees that are properly payable by the Fund; salaries and expenses of officers of the Trust, including without limitation the Trust's Chief Compliance Officer, and fees and expenses of members of the Board of Trustees or members of any advisory board or committee who are not members of, affiliated with or interested persons of the Adviser; insurance premiums on property or personnel of the Fund which inure to its benefit, including liability and fidelity bond insurance; the cost of preparing and printing reports, proxy statements, prospectuses and statements of additional information of the Fund or other communications for distribution to existing shareholders; legal, auditing and accounting fees; all or any portion of trade association dues or educational program expenses determined appropriate by the Board of Trustees; fees and expenses (including legal fees) of registering and maintaining registration of its shares for sale under federal and applicable state and foreign securities laws; all expenses of maintaining and servicing shareholder accounts, including all charges for transfer, shareholder recordkeeping, dividend disbursing, redemption, and other agents for the benefit of the Fund, if any; and all other charges and costs of its operation plus any extraordinary and non-recurring expenses, except as herein otherwise prescribed.

(c) The Adviser may voluntarily or contractually absorb certain Fund expenses or waive the Adviser's own advisory fee.

(d) To the extent the Adviser incurs any costs by assuming expenses which are an obligation of the Fund as set forth herein, the Fund shall promptly reimburse the Adviser for such costs and expenses, except to the extent the Adviser has otherwise agreed to bear such expenses. To the extent the services for which the Fund is obligated to pay are performed by the Adviser, the Adviser shall be entitled to recover from the Fund to the extent of the Adviser's actual costs for providing such services. In determining the Adviser's actual costs, the Adviser may take into account an allocated portion of the salaries and overhead of personnel performing the services.

(e) The Adviser may not pay fees in addition to any Fund distribution or servicing fees to financial intermediaries, including, without limitation, banks, broker-dealers, financial advisors, or pension administrators, for sub-administration, sub-transfer agency or any other shareholder servicing or distribution services associated with shareholders whose shares are held in omnibus or other group accounts, except with the prior authorization of the Board of Trustees.  Where such arrangements are authorized by the Board of Trustees, the Adviser shall report regularly to the Trust on the amounts paid and the relevant financial institutions.

**7. MANAGEMENT FEE.**

(a) The Fund shall pay to the Adviser, and the Adviser agrees to accept, as full compensation for all services furnished or provided to the Fund pursuant to this Agreement, an annual management fee at the rate set forth in Schedule A to this Agreement.

(b) The management fee shall be accrued daily by the Fund and paid to the Adviser on the first business day of the succeeding month.

(c) The initial fee under this Agreement shall be payable on the first business day of the first month following the effective date of this Agreement and shall be prorated as set forth below. If this Agreement is terminated prior to the end of any month, the fee to the Adviser shall be prorated for the portion of any month in which this Agreement is in effect which is not a complete month according to the proportion which the number of calendar days in the month during which the Agreement is in effect bears to the number of calendar days in the month, and shall be payable within ten (10) days after the date of termination.

(d) The management fee payable to the Adviser under this Agreement will be reduced to the extent of any receivable owed by the Adviser to the Fund and as required under any expense limitation applicable to the Fund.

(e) The Adviser voluntarily may reduce any portion of the compensation or reimbursement of expenses due to it pursuant to this Agreement and may agree to make payments to limit the expenses which are the responsibility of the Fund under this Agreement. Any such reduction or payment shall be applicable only to such specific reduction or payment and shall not constitute an agreement to reduce any future compensation or reimbursement due to the Adviser hereunder or to continue future payments. Any such reduction will be agreed to prior to accrual of the related expense or fee and will be estimated daily and reconciled and paid on a monthly basis.

(f) Any such reductions made by the Adviser in its fees or payment of expenses which are the Fund's obligation are subject to reimbursement by the Fund to the Adviser, if so requested by the Adviser, in subsequent fiscal years if the aggregate amount actually paid by the Fund toward the operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses. Under the expense limitation agreement, the Adviser may recoup reimbursements made in any fiscal year of the Fund over the following three fiscal years. Any such reimbursement is also contingent upon the Board of Trustees' review and approval at the time the reimbursement is made. Such reimbursement may not be paid prior to the Fund's payment of current ordinary operating expenses.

(g) The Adviser may agree not to require payment of any portion of the compensation or reimbursement of expenses otherwise due to it pursuant to this Agreement. Any such agreement shall be applicable only with respect to the specific items covered thereby and shall not constitute an agreement not to require payment of any future compensation or reimbursement due to the Adviser hereunder.

**8. NO SHORTING; NO BORROWING.** The Adviser agrees that neither it nor any of its officers or employees shall take any short position in the shares of the Fund. This prohibition shall not prevent the purchase of such shares by any of the officers or employees of the Adviser or any trust, pension, profit-sharing or other benefit plan for such persons or affiliates thereof, at a price not less than the net asset value thereof at the time of purchase, as allowed pursuant to rules promulgated under the Investment Company Act. The Adviser agrees that neither it nor any of its officers or employees shall borrow from the Fund or pledge or use the Fund's assets in connection with any borrowing not directly for the Fund's benefit. For this purpose, failure to pay any amount due and payable to the Fund for a period of more than thirty (30) days shall constitute a borrowing.

**9. CONFLICTS WITH TRUST'S GOVERNING DOCUMENTS AND APPLICABLE LAWS.** Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust's Agreement and Declaration of Trust, By-Laws, or any applicable statute or regulation, or to relieve or deprive the Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust and Fund. In this connection, the Adviser acknowledges that the Trustees retain ultimate plenary authority over the Fund and may take any and all actions necessary and reasonable to protect the interests of shareholders.

**10. REPORTS AND ACCESS.**

(a) The Adviser agrees to supply such information to the Fund's administrator and to permit such compliance inspections by the Fund's administrator as shall be reasonably necessary to permit the administrator to satisfy its obligations and respond to the reasonable requests of the Board of Trustees.

(b) The Trust agrees to provide the Adviser such information about the Trust and the Fund as is necessary and appropriate for the Adviser to perform its services hereunder.  Such information includes, but is not limited to, the Trust's Declaration of Trust and By-Laws and all compliance policies and procedures of the Trust.  The Trust agrees to provide to the Adviser promptly any amendment to the foregoing and, if any such amendment would materially affect the services to be provided by the Adviser hereunder, the Trust agrees to provide the amendment to the Adviser prior to its adoption by the Board of Trustees.

(c) The Trust represents and warrants that this Agreement has been authorized by the Board of Trustees and by shareholders in accordance with applicable law.

**11. ADVISER'S LIABILITIES AND INDEMNIFICATION.**

(a) The Adviser shall have responsibility for the accuracy and completeness (and liability for the lack thereof) of the statements in the Fund's offering materials (including the prospectus, the statement of additional information, and advertising and sales materials), except for information supplied by the administrator or the Trust or another third party for inclusion therein.

(b) The Adviser shall be liable to the Fund for any loss (including brokerage charges) incurred by the Fund as a result of any improper investment made by the Adviser in contradiction of the Investment Policies.

(c) In the absence of willful misfeasance, bad faith, negligence, or reckless disregard of the obligations or duties hereunder on the part of the Adviser, the Adviser shall not be subject to liability to the Trust or the Fund or to any shareholder of the Fund for any act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security by the Fund.  Notwithstanding the foregoing, federal securities laws and certain state laws impose liabilities under certain circumstances on persons who have acted in good faith, and therefore nothing herein shall in any way constitute a waiver or limitation of any rights which the Trust, the Fund or any shareholder of the Fund may have under any federal securities law or state law.

(d) Each party to this Agreement shall indemnify and hold harmless the other party and the shareholders, directors, officers and employees of the other party (any such person, an "Indemnified Party") against any loss, liability, claim, damage or expense (including the reasonable cost of investigating and defending any alleged loss, liability, claim, damage or expenses and reasonable counsel fees incurred in connection therewith) arising out of the Indemnified Party's performance or non-performance of any duties under this Agreement; provided, however, that nothing herein shall be deemed to protect any Indemnified Party against any liability to which such Indemnified Party would otherwise be subject by reason of willful misfeasance, bad faith or negligence in the performance of duties hereunder or by reason of reckless disregard of obligations and duties under this Agreement.

(e) No provision of this Agreement shall be construed to protect any Trustee or officer of the Trust, or officer of the Adviser, from liability in violation of Sections 17(h) and (i) of the Investment Company Act.

**12. NON-EXCLUSIVITY; TRADING FOR ADVISER'S OWN ACCOUNT.** The Trust's employment of the Adviser is not an exclusive arrangement. The Trust may from time to time employ other individuals or entities to furnish it with the services provided for herein. Likewise, the Adviser may act as investment adviser for any other person, and shall not in any way be limited or restricted from buying, selling or trading any securities for its or their own accounts or the accounts of others for whom it or they may be acting; provided, however, that the Adviser expressly represents that it will undertake no activities which will adversely affect the performance of its obligations to the Fund under this Agreement, and provided further that the Adviser will adhere to a code of ethics governing employee trading and trading for proprietary accounts that conforms to the requirements of the Investment Company Act and the Advisers Act and has been approved by the Board of Trustees.

**13. TRANSACTIONS WITH OTHER INVESTMENT ADVISERS.** The Adviser is not an affiliated person of any investment adviser responsible for providing advice with respect to any other series of the Trust, or of any promoter, underwriter, officer, director, member of an advisory board or employee of any other series of the Trust.  The Adviser shall not consult with the investment adviser of any other series of the Trust concerning transactions for the Fund or any other series of the Trust.

**14. TERM.** This Agreement shall become effective with respect to the Fund at the time the Fund commences operations pursuant to an effective amendment to the Trust's Registration Statement under the Securities Act of 1933, as amended, and shall continue for an initial term of two years thereafter, unless sooner terminated as hereinafter provided. This Agreement shall continue in effect thereafter for additional periods not exceeding one year so long as such continuation is approved for the Fund at least annually by (i) the Board of Trustees or by the vote of a majority of the outstanding voting securities of the Fund and (ii) the vote of a majority of the Trustees of the Trust who are not parties to this Agreement nor interested persons thereof, cast in person at a meeting called for the purpose of voting on such approval. The terms "majority of the outstanding voting securities" and "interested persons" shall have the meanings as set forth in the Investment Company Act.

**15. RIGHT TO USE NAME.**

(a) The Adviser warrants that the Fund's name is not deceptive or misleading.  Any concern regarding copyright, trademark, or patent infringement with respect to the name used by the Fund shall be resolved by the Adviser.  The Adviser shall at all times have all rights in and to the Fund's name, "Performance Trust Total Return Bond Fund" or any name derived from using the name "Performance Trust Investment Advisors".  The Fund shall have a license to us, but have no other rights in or to, the name "Performance Trust Investment Advisors" only for so long as this Agreement or any extension, renewal or amendment hereof remains in effect. Within sixty (60) days from such time as this Agreement shall no longer be in effect, the Fund shall cease to use such a name or any other name connected with the Adviser.

(b) It is understood and hereby agreed that the name "Trust for Professional Managers" or "TPM" is the property of the Trust for trademark and all other purposes.  The Adviser undertakes and agrees that, in the event that the Adviser shall cease to act as investment adviser to the Fund, the Adviser shall promptly take all necessary and appropriate action to discontinue use of the Trust's name and will  further refrain from using the Trust's name; provided, however, that the Adviser may continue to use the Trust's name for the sole purpose of identifying the Trust as an account formerly managed by the Adviser or as otherwise consented to by  the Trust in writing prior to such use.

**16. TERMINATION; NO ASSIGNMENT.**

(a) This Agreement may be terminated by the Trust on behalf of the Fund at any time without payment of any penalty, by the Board of Trustees or by vote of a majority of the outstanding voting securities of the Fund, upon sixty (60) days' written notice to the Adviser, and by the Adviser upon sixty (60) days' written notice to the Fund. In the event of a termination, the Adviser shall cooperate in the orderly transfer of the Fund's affairs and, at the request of the Board of Trustees, transfer any and all books and records of the Fund maintained by the Adviser on behalf of the Fund.

(b) This Agreement shall terminate automatically in the event of any transfer or assignment thereof, as defined in the Investment Company Act.

**17. NONPUBLIC PERSONAL INFORMATION.** Notwithstanding any provision herein to the contrary, the Adviser agrees on behalf of itself and its directors, trustees, managers, members, shareholders, officers, and employees (1) to treat confidentially and as proprietary information of the Trust (a) all records and other information relative to the Fund's prior, present, or potential shareholders (and clients of said shareholders) and (b) any Nonpublic Personal Information, as defined under Section 248.3(t) of Regulation S-P ("Regulation S-P"), promulgated under the Gramm-Leach-Bliley Act (the "G-L-B Act"), and (2) except after prior notification to and approval in writing by the Trust, not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, or as otherwise permitted by Regulation S-P or the G-L-B Act, and if in compliance therewith, the privacy policies adopted by the Trust and communicated in writing to the Adviser. Such written approval shall not be unreasonably withheld by the Trust and may not be withheld where the Adviser may be exposed to civil or criminal contempt or other proceedings for failure to comply after being requested to divulge such information by duly constituted authorities.

**18. ANTI-MONEY LAUNDERING COMPLIANCE.** The Adviser acknowledges that, in compliance with the Bank Secrecy Act, as amended, the USA PATRIOT Act, and any implementing regulations thereunder (together, "AML Laws"), the Trust has adopted an Anti-Money Laundering Policy. The Adviser agrees to comply with the Trust's Anti-Money Laundering Policy and the AML Laws, as the same may apply to the Adviser, now and in the future. The Adviser further agrees to provide to the Trust and/or the Fund's administrator such reports, certifications and contractual assurances as may be reasonably requested by the Trust. The Trust may disclose information regarding the Adviser to governmental and/or regulatory or self-regulatory authorities to the extent required by applicable law or regulation and may file reports with such authorities as may be required by applicable law or regulation.

**19. CERTIFICATIONS; DISCLOSURE CONTROLS AND PROCEDURES.** The Adviser acknowledges that, in compliance with the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and the implementing regulations promulgated thereunder, the Trust and the Fund are required to make certain certifications and have adopted disclosure controls and procedures. To the extent reasonably requested by the Trust, the Adviser agrees to use its best efforts to assist the Trust and the Fund in complying with the Sarbanes-Oxley Act and implementing the Trust's disclosure controls and procedures. The Adviser agrees to inform the Trust of any material development related to the Fund that the Adviser reasonably believes is relevant to the Fund's certification obligations under the Sarbanes-Oxley Act.

**20. SEVERABILITY.** If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

**21. CAPTIONS.** The captions in this Agreement are included for convenience of reference only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

**22. GOVERNING LAW.** This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act and the Advisers Act and any rules and regulations promulgated thereunder.

**IN WITNESS WHEREOF**, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers, all on the day and year first above written.

| | |
|---|---|
| **TRUST FOR PROFESSIONAL MANAGERS ADVISORS, LLC** | **PERFORMANCE TRUST INVESTMENT** on behalf its series listed on Schedule A |
| By: /s/ Joseph C. Neuberger | By: /s/ Peter B. Cook |
| Name: Joseph C. Neuberger | Name: Peter Cook |
| Title: President | Title: Chief Investment Officer |

**SCHEDULE A**

| Series or Fund of Trust for Professional Managers | Annual Fee Rate as a Percentage of Average Daily Net Assets |
|---|---|
| Performance Trust Total Return Bond Fund | 0.60% |

**DISTRIBUTION AGREEMENT**

THIS AGREEMENT is made and entered into as of the 10th day of August, 2010, by and between the **TRUST FOR PROFESSIONAL MANAGERS**, a Delaware statutory trust (the "Trust") on behalf of its series, the **Performance Trust Total return Bond Fund,** and **QUASAR DISTRIBUTORS, LLC**, a Delaware limited liability company (the "Distributor"). **Performance Trust Investment Advisors, LLC,** a limited liability company and investment advisor to the Trust (the "Advisor"), **is a party hereto with respect to Section 5 only.**

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company, and is authorized to issue shares of beneficial interest ("Shares") in separate series, with each such series representing interests in a separate portfolio of securities and other assets;

WHEREAS, the Distributor is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the "1934 Act"), and is a member of the Financial Industry Regulatory Authority ("FINRA");

WHEREAS, the Trust desires to retain the Distributor as principal underwriter in connection with the offer and sale of the Shares of each series of the Trust listed on Exhibit A hereto (as amended from time to time) (each a "Fund" and collectively, the "Funds"); and

WHEREAS, this Agreement has been approved by a vote of the Trust's board of trustees ("Board of Trustees" or the "Board"), including its disinterested trustees voting separately, in conformity with Section 15(c) of the 1940 Act.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.    **Appointment of Quasar as Distributor**

The Trust hereby appoints the Distributor as its agent for the sale and distribution of Shares of the Fund in jurisdictions wherein the Shares may be legally offered for sale, on the terms and conditions set forth in this Agreement, and the Distributor hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement. The services and duties of the Distributor shall be confined to those matters expressly set forth herein, and no implied duties are assumed by or may be asserted against the Distributor hereunder.

2.    **Services and Duties of the Distributor**

A.    The Distributor agrees to sell Shares on a best efforts basis as agent for the Trust upon the terms and at the current offering price (plus sales charge, if any) described in the Prospectus. As used in this Agreement, the term "Prospectus" shall mean the current prospectus, including the statement of additional information, as both may be amended or supplemented, relating to the Fund and included in the currently effective registration statement (the "Registration Statement") of the Trust filed under the Securities Act of 1933, as amended (the "1933 Act") and the 1940 Act. The Trust shall in all cases receive the net asset value per Share on all sales. If a sales charge is in effect, the Distributor shall remit the sales charge (or portion thereof) to broker-dealers who have sold Shares, as described in Section 2(G), below.

B. During the continuous public offering of Shares, the Distributor will hold itself available to receive orders, satisfactory to the Distributor, for the purchase of Shares and will accept such orders on behalf of the Trust. Such purchase orders shall be deemed effective at the time and in the manner set forth in the Prospectus.

C. The Distributor, with the operational assistance of the Trust's transfer agent, shall make Shares available for sale and redemption through the National Securities Clearing Corporation's Fund/SERV System.

D. The Distributor acknowledges and agrees that it is not authorized to provide any information or make any representations other than as contained in the Prospectus and any sales literature specifically approved by the Trust.

E. The Distributor agrees to cooperate with the Trust or its agent in the development of all proposed advertisements and sales literature relating to the Fund. The Distributor agrees to review all proposed advertisements and sales literature for compliance with applicable laws and regulations, and shall file with appropriate regulators those advertisements and sales literature it believes are in compliance with such laws and regulations. The Distributor agrees to furnish to the Trust any comments provided by regulators with respect to such materials and to use its best efforts to obtain the approval of the regulators to such materials.

F. The Distributor, at its sole discretion, may repurchase Shares offered for sale by shareholders of the Fund. Repurchase of Shares by the Distributor shall be at the price determined in accordance with, and in the manner set forth in, the Prospectus. At the end of each business day, the Distributor shall notify the Trust and its transfer agent, by any appropriate means, of the orders for repurchase of Shares received by the Distributor since the last report, the amount to be paid for such Shares and the identity of the shareholders offering Shares for repurchase. The Trust reserves the right to suspend such repurchase right upon written notice to the Distributor. The Distributor further agrees to act as agent for the Trust to receive and transmit promptly to the Trust's transfer agent, shareholder requests for redemption of Shares.

G. The Distributor may, in its discretion, enter into agreements with such qualified broker-dealers as it may select, in order that such broker-dealers also may sell Shares of the Fund. The form of any dealer agreement shall be approved by the Trust. To the extent there is a sales charge in effect, the Distributor shall pay the applicable sales charge (or portion thereof), or allow a discount, to the selling broker-dealer, as described in the Prospectus.

H.   The Distributor shall devote its best efforts to effect sales of Shares of the Fund but shall not be obligated to sell any certain number of Shares.

I.   The Distributor shall prepare reports for the Board regarding its activities under this Agreement as from time to time shall be reasonably requested by the Board, including reports regarding the use of any 12b-1 payments received by the Distributor.

J.   The Distributor agrees to advise the Trust promptly in writing of the initiation of any proceedings against it by the SEC or its staff, FINRA or any state regulatory authority.

K.   The Distributor shall monitor amounts paid under Rule 12b-1 plans and pursuant to sales loads to ensure compliance with applicable FINRA rules.

**3.**   **Representations and Covenants of the Trust**

A.   The Trust hereby represents and warrants to the Distributor, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)   It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)   This Agreement has been duly authorized, executed and delivered by the Trust in accordance with all requisite action and constitutes a valid and legally binding obligation of the Trust, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(3)   It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement;

(4)   All Shares to be sold by it, including those offered under this Agreement, are validly authorized and, when issued in accordance with the description in the Prospectus, will be fully paid and nonassessable;

(5)   The Registration Statement, and Prospectus included therein, have been prepared in conformity with the requirements of the 1933 Act and the 1940 Act and the rules and regulations thereunder; and

(6) The Registration Statement (at the time of its effectiveness) and any advertisements and sales literature prepared by the Trust or its agent (excluding statements relating to the Distributor and the services it provides that are based upon written information furnished by the Distributor expressly for inclusion therein) shall not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that all statements or information furnished to the Distributor pursuant to this Agreement shall be true and correct in all material respects.

B. The Trust, or its agent, shall take or cause to be taken, all necessary action to register Shares of the Fund under the 1933 Act, qualify such shares for sale in such states as the Trust and the Distributor shall approve, and maintain an effective Registration Statement for such Shares in order to permit the sale of Shares as herein contemplated. The Trust authorizes the Distributor to use the Prospectus, in the form furnished to the Distributor from time to time, in connection with the sale of Shares.

C. The Trust agrees to advise the Distributor promptly in writing:

(i) of any material correspondence or other communication by the Securities and Exchange Commission (the "SEC") or its staff relating to the Fund, including requests by the SEC for amendments to the Registration Statement or Prospectus;

(ii) in the event of the issuance by the SEC of any stop-order suspending the effectiveness of the Registration Statement then in effect or the initiation of any proceeding for that purpose;

(iii) of the happening of any event which makes untrue any statement of a material fact made in the Prospectus or which requires the making of a change in such Prospectus in order to make the statements therein not misleading;

(iv) of all actions taken by the SEC with respect to any amendments to any Registration Statement or Prospectus, which may from time to time be filed with the SEC; and

(v) in the event that it determines to suspend the sale of Shares at any time in response to conditions in the securities markets or otherwise, or in the event that it determines to suspend the redemption of Shares at any time as permitted by the 1940 Act or the rules of the SEC, including any and all applicable interpretations of such by the staff of the SEC.

D. The Trust shall notify the Distributor in writing of the states in which the Shares may be sold and shall notify the Distributor in writing of any changes to such information.

E.   The Trust agrees to file from time to time such amendments to its Registration Statement and Prospectus as may be necessary in order that its Registration Statement and Prospectus will not contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

F.   The Trust shall fully cooperate in the efforts of the Distributor to sell and arrange for the sale of Shares and shall make available to the Distributor a statement of each computation of net asset value.  In addition, the Trust shall keep the Distributor fully informed of its affairs and shall provide to the Distributor, from time to time, copies of all information, financial statements and other papers that the Distributor may reasonably request for use in connection with the distribution of Shares, including without limitation, certified copies of any financial statements prepared for the Trust by its independent public accountants and such reasonable number of copies of the Prospectus and annual and interim reports to shareholders as the Distributor may request.  The Trust shall forward a copy of any SEC filings, including the Registration Statement, to the Distributor within one business day of any such filings.  The Trust represents that it will not use or authorize the use of any advertising or sales material unless and until such materials have been approved and authorized for use by the Distributor.  Nothing in this Agreement shall require the sharing or provision of materials protected by privilege or limitation of disclosure, including any applicable attorney-client privilege or trade secret materials.

G.   The Trust has reviewed and is familiar with the provisions of FINRA Rule 2830(k) prohibiting directed brokerage.  In addition, the Trust agrees not to enter into any agreement (whether orally or in writing) under which the Trust directs or is expected to direct its brokerage transactions (or any commission, markup or other payment from such transactions) to a broker or dealer for the promotion or sale of Fund Shares or the shares of any other investment company.  In the event the Trust fails to comply with the provisions of FINRA Rule 2830(k), the Trust shall promptly notify the Distributor.

**4.   Additional Representations and Covenants of the Distributor**

The Distributor hereby represents, warrants and covenants to the Trust, which representations, warranties and covenants shall be deemed to be continuing throughout the term of this Agreement, that:

(1)   It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)   This Agreement has been duly authorized, executed and delivered by the Distributor in accordance with all requisite action and constitutes a valid and legally binding obligation of the Distributor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(3)  It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement;

(4)  It is registered as a broker-dealer under the 1934 Act and is a member in good standing of FINRA;

(5)  It: (i) has adopted an anti-money laundering compliance program ("AML Program") that satisfies the requirements of all applicable laws and regulations; (ii) undertakes to carry out its AML Program to the best of its ability; (iii) will promptly notify the Trust and the Advisor if an inspection by the appropriate regulatory authorities of its AML Program identifies any material deficiency; and (vi) will promptly remedy any material deficiency of which it learns; and

(6)  In connection with all matters relating to this Agreement, it will comply with the requirements of the 1933 Act, the 1934 Act, the 1940 Act, the regulations of FINRA and all other applicable federal or state laws and regulations.

**5.**      **Compensation**

      The Distributor shall be compensated for providing the services set forth in this Agreement in accordance with the fee schedule set forth on <u>Exhibit B</u> hereto (as amended from time to time).  The Distributor shall also be compensated for such out-of-pocket expenses (e.g., telecommunication charges, postage and delivery charges, and reproduction charges) as are reasonably incurred by the Distributor in performing its duties hereunder.  The Trust shall pay all such fees and reimbursable expenses within 30 calendar days following receipt of the billing notice, except for any fee or expense subject to a good faith dispute.  The Trust shall notify the Distributor in writing within 30 calendar days following receipt of each invoice if the Trust is disputing any amounts in good faith. The Trust shall pay such disputed amounts within 10 calendar days of the day on which the parties agree to the amount to be paid.  With the exception of any fee or expense the Trust is disputing in good faith as set forth above, unpaid invoices shall accrue a finance charge of 1½% per month after the due date. Notwithstanding anything to the contrary, amounts owed by the Trust to the Distributor shall only be paid out of the assets and property of the particular Fund involved.  Such fees and expenses shall be paid to Distributor by the Trust from Rule 12b-1 fees payable by the appropriate Fund or, if the Fund does not have a Rule 12b-1 plan, or if Rule 12b-1 fees are not sufficient to pay such fees and expenses, or if the Rule 12b-1 plan is discontinued, or if the Advisor otherwise determines that Rule 12b-1 fees shall not, in whole or in part, be used to pay Distributor, the Advisor shall be responsible for the payment of the amount of such fees and expenses not covered by Rule 12b-1 payments.

**6.** **Expenses**

A. The Trust shall bear all costs and expenses in connection with the registration of its Shares with the SEC and its related compliance with state securities laws, as well as all costs and expenses in connection with the offering of the Shares and communications with shareholders, including but not limited to: (i) fees and disbursements of its counsel and independent public accountants; (ii) costs and expenses of the preparation, filing, printing and mailing of Registration Statements and Prospectuses, as well as related advertising and sales literature; (iii) costs and expenses of the preparation, printing and mailing of annual and interim reports, proxy materials and other communications to shareholders; and (iv) fees required in connection with the offer and sale of Shares in such jurisdictions as shall be selected by the Trust pursuant to Section 3(D) hereof.

B. The Distributor shall bear the expenses of registration or qualification of the Distributor as a dealer or broker under federal or state laws and the expenses of continuing such registration or qualification. The Distributor does not assume responsibility for any expenses not expressly assumed hereunder.

**7.** **Indemnification**

A. The Trust shall indemnify, defend and hold the Distributor and each of its managers, officers, employees, representatives and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act (collectively, the "Distributor Indemnitees"), free and harmless from and against any and all claims, demands, losses, expenses and liabilities of any and every nature (including reasonable attorneys' fees) (collectively, "Losses") that the Distributor Indemnitees may sustain or incur or that may be asserted against a Distributor Indemnitee by any person (i) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any Prospectus, or in any annual or interim report to shareholders, or in any advertisements or sales literature prepared by the Trust or its agent, or (ii) arising out of or based upon any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) based upon the Trust's refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement; provided, however, that the Trust's obligation to indemnify the Distributor Indemnitees shall not be deemed to cover any Losses arising out of any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, Prospectus, annual or interim report, or any advertisement or sales literature in reliance upon and in conformity with written information relating to the Distributor and furnished to the Trust or its counsel by the Distributor for the purpose of, and used in, the preparation thereof. The Trust's agreement to indemnify the Distributor Indemnitees is expressly conditioned upon the Trust being notified of such action or claim of loss brought against the Distributor Indemnitees within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon the Distributor Indemnitees, unless the failure to give notice does not prejudice the Trust; provided, that the failure so to notify the Trust of any such action shall not relieve the Trust from any liability which the Trust may have to the person against whom such action is brought by reason of any such untrue, or alleged untrue, statement or omission, or alleged omission, otherwise than on account of the Trust's indemnity agreement contained in this Section 7(A).

B. The Trust shall be entitled to participate at its own expense in the defense, or if it so elects, to assume the defense of any suit brought to enforce any such Losses, but if the Trust elects to assume the defense, such defense shall be conducted by counsel chosen by the Trust and approved by the Distributor, which approval shall not be unreasonably withheld. In the event the Trust elects to assume the defense of any such suit and retain such counsel, the Distributor Indemnitees in such suit shall bear the fees and expenses of any additional counsel retained by them. If the Trust does not elect to assume the defense of any such suit, or in case the Distributor does not, in the exercise of reasonable judgment, approve of counsel chosen by the Trust, or if under prevailing law or legal codes of ethics, the same counsel cannot effectively represent the interests of both the Trust and the Distributor Indemnitees, the Trust will reimburse the Distributor Indemnitees for the reasonable fees and expenses of any counsel retained by them. The Trust's indemnification agreement contained in Sections 7(A) and 7(B) herein shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Distributor Indemnitees and shall survive the delivery of any Shares and the termination of this Agreement. This agreement of indemnity will inure exclusively to the benefit of the Distributor Indemnitees and their successors. The Trust agrees promptly to notify the Distributor of the commencement of any litigation or proceedings against the Trust or any of its officers or trustees in connection with the offer and sale of any of the Shares.

C. The Trust shall advance attorneys' fees and other expenses incurred by any Distributor Indemnitee in defending any claim, demand, action or suit which is the subject of a claim for indemnification pursuant to this Section 7 to the maximum extent permissible under applicable law.

D. The Distributor shall indemnify, defend and hold the Trust and each of its trustees, officers, employees, representatives and any person who controls the Trust within the meaning of Section 15 of the 1933 Act (collectively, the "Trust Indemnitees"), free and harmless from and against any and all Losses that the Trust Indemnitees may sustain or incur or that may be asserted against a Trust Indemnitee by any person (i) arising out of or based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement or any Prospectus, or in any annual or interim report to shareholders, or in any advertisements or sales literature prepared by the Distributor, or (ii) arising out of or based upon any omission, or alleged omission, to state therein a material fact required to be stated therein or necessary to make the statement not misleading, or (iii) based upon the Distributor's refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement; provided, however, that with respect to clauses (i) and (ii), above, the Distributor's obligation to indemnify the Trust Indemnitees shall only be deemed to cover Losses arising out of any untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, Prospectus, annual or interim report, or any advertisement or sales literature in reliance upon and in conformity with written information relating to the Distributor and furnished to the Trust or its counsel by the Distributor for the purpose of, and used in, the preparation thereof. The Distributor's agreement to indemnify the Trust Indemnitees is expressly conditioned upon the Distributor being notified of any action or claim of loss brought against the Trust Indemnitees within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon the Trust Indemnitees, unless the failure to give notice does not prejudice the Distributor; provided, that the failure so to notify the Distributor of any such action shall not relieve the Distributor from any liability which the Distributor may have to the person against whom such action is brought by reason of any such untrue, or alleged untrue, statement or omission, otherwise than on account of the Distributor's indemnity agreement contained in this Section 7(D).

E.  The Distributor shall be entitled to participate at its own expense in the defense, or if it so elects, to assume the defense of any suit brought to enforce any such Losses, but if the Distributor elects to assume the defense, such defense shall be conducted by counsel chosen by the Distributor and approved by the Trust, which approval shall not be unreasonably withheld.  In the event the Distributor elects to assume the defense of any such suit and retain such counsel, the Trust Indemnitees in such suit shall bear the fees and expenses of any additional counsel retained by them.  If the Distributor does not elect to assume the defense of any such suit, or in case the Trust does not, in the exercise of reasonable judgment, approve of counsel chosen by the Distributor, or if under prevailing law or legal codes of ethics, the same counsel cannot effectively represent the interests of both the Trust Indemnitees and the Distributor, the Distributor will reimburse the Trust Indemnitees for the reasonable fees and expenses of any counsel retained by them.  The Distributor's indemnification agreement contained in Sections 7 (D) and 7(E) herein shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Trust Indemnitees and shall survive the delivery of any Shares and the termination of this Agreement.  This agreement of indemnity will inure exclusively to the benefit of the Trust Indemnitees and their successors.  The Distributor agrees promptly to notify the Trust of the commencement of any litigation or proceedings against the Distributor or any of its officers or directors in connection with the offer and sale of any of the Shares.

F.  The Distributor shall advance attorneys' fees and other expenses incurred by any Trust Indemnitee in defending any claim, demand, action or suit which is the subject of a claim for indemnification pursuant to this Section 7 to the maximum extent permissible under applicable law.

G.   No party to this Agreement shall be liable to the other parties for consequential, special or punitive damages under any provision of this Agreement.

H.   No person shall be obligated to provide indemnification under this Section 7 if such indemnification would be impermissible under the 1940 Act, the 1933 Act, the 1934 Act or the rules of FINRA; provided, however, in such event indemnification shall be provided under this Section 7 to the maximum extent so permissible.

**8.      Proprietary and Confidential Information**

The Distributor agrees on behalf of itself and its managers, officers, and employees to treat confidentially and as proprietary information of the Trust, all records and other information relative to the Trust and prior, present or potential shareholders of the Trust (and clients of said shareholders), and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except (i) after prior notification to and approval in writing by the Trust, which approval shall not be unreasonably withheld and may not be withheld where the Distributor may be exposed to civil or criminal contempt proceedings for failure to comply, (ii) when requested to divulge such information by duly constituted authorities, or (iii) when so requested by the Trust.   Records and other information which have become known to the public through no wrongful act of the Distributor or any of its employees, agents or representatives, and information that was already in the possession of the Distributor prior to receipt thereof from the Trust or its agent, shall not be subject to this paragraph.

Further, the Distributor will adhere to the privacy policies adopted by the Trust pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time.   In this regard, the Distributor shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information relating to the Trust and its shareholders.

**9.      Records**

The Distributor shall keep records relating to the services to be performed hereunder in the form and manner, and for such period, as it may deem advisable and is agreeable to the Trust, but not inconsistent with the rules and regulations of appropriate government authorities, in particular, Section 31 of the 1940 Act and the rules thereunder.   The Distributor agrees that all such records prepared or maintained by the Distributor relating to the services to be performed by the Distributor hereunder are the property of the Trust and will be preserved, maintained, and made available in accordance with such applicable sections and rules of the 1940 Act and will be promptly surrendered to the Trust or its designee on and in accordance with its request.

**10.      Compliance with Laws**

The Trust has and retains primary responsibility for all compliance matters relating to the Fund, including but not limited to compliance with the 1940 Act, the Internal Revenue Code of 1986, the Sarbanes-Oxley Act of 2002, the USA Patriot Act of 2001 and the policies and limitations of the Fund relating to its portfolio investments as set forth in its Prospectus and statement of additional information.   The Distributor's services hereunder shall not relieve the Trust of its responsibilities for assuring such compliance or the Board of Trustee's oversight responsibility with respect thereto.

**11.**     **Term of Agreement; Amendment; Assignment**

A.    This Agreement shall become effective with respect to each Fund listed on <u>Exhibit A</u> hereof as of the date hereof and, with respect to each Fund not in existence on that date, on the date an amendment to <u>Exhibit A</u> to this Agreement relating to that Fund is executed. Unless sooner terminated as provided herein, this Agreement shall continue in effect for two years from the date hereof. Thereafter, if not terminated, this Agreement shall continue in effect automatically as to each Fund for successive one-year periods, provided such continuance is specifically approved at least annually by: (i) the Trust's Board, or (ii) the vote of a "majority of the outstanding voting securities" of a Fund, and provided that in either event, the continuance is also approved by a majority of the Trust's Board who are not "interested persons" of any party to this Agreement, by a vote cast in person at a meeting called for the purpose of voting on such approval.

B.    Notwithstanding the foregoing, this Agreement may be terminated, without the payment of any penalty, with respect to a particular Fund: (i) through a failure to renew this Agreement at the end of a term, (ii) upon mutual consent of the parties, or (iii) upon not less than 60 days' written notice, by either the Trust upon the vote of a majority of the members of its Board who are not "interested persons" of the Trust and have no direct or indirect financial interest in the operation of this Agreement, or by vote of a "majority of the outstanding voting securities" of a Fund, or by the Distributor. The terms of this Agreement shall not be waived, altered, modified, amended or supplemented in any manner whatsoever except by a written instrument signed by the Distributor and the Trust. If required under the 1940 Act, any such amendment must be approved by the Trust's Board, including a majority of the Trust's Board who are not "interested persons" of any party to this Agreement, by a vote cast in person at a meeting for the purpose of voting on such amendment. In the event that such amendment affects the Advisor, the written instrument shall also be signed by the Advisor. This Agreement will automatically terminate in the event of its "assignment."

C.    As used in this Section, the terms "majority of the outstanding voting securities," "interested person," and "assignment" shall have the same meaning as such terms have in the 1940 Act.

D.    Sections 7 and 8 shall survive termination of this Agreement.

---

**12.     Duties in the Event of Termination**

In the event that, in connection with termination, a successor to any of the Distributor's duties or responsibilities hereunder is designated by the Trust by written notice to the Distributor, the Distributor will promptly, upon such termination and at the expense of the Trust, transfer to such successor all relevant books, records, correspondence, and other data established or maintained by the Distributor under this Agreement in a form reasonably acceptable to the Trust (if such form differs from the form in which the Distributor has maintained the same, the Trust shall pay any expenses associated with transferring the data to such form), and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from the Distributor's personnel in the establishment of books, records, and other data by such successor.  If no such successor is designated, then such books, records and other data shall be returned to the Trust.

**13.     Early Termination**

In the absence of any material breach of this Agreement, should the Trust elect to terminate this Agreement prior to the end of the term, the Trust agrees to pay the following fees:

a. all monthly fees through the life of the contract, including the rebate of any negotiated discounts;
b. all fees associated with converting services to successor service provider;
c. all fees associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider;
d. all out-of-pocket costs associated with a-c above.

**14.     Governing Law**

This Agreement shall be construed in accordance with the laws of the State of Wisconsin, without regard to conflicts of law principles.  To the extent that the applicable laws of the State of Wisconsin, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the SEC thereunder.

**15.     No Agency Relationship**

Nothing herein contained shall be deemed to authorize or empower either party to act as agent for the other party to this Agreement, or to conduct business in the name, or for the account, of the other party to this Agreement.

**16.     Services Not Exclusive**

Nothing in this Agreement shall limit or restrict the Distributor from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

**17.     Invalidity**

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

**18.      Notices**

Any notice required or permitted to be given by any party to the others shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, or three days after sent by registered or certified mail, postage prepaid, return receipt requested, or on the date sent and confirmed received by facsimile transmission to the other parties' respective addresses as set forth below:

Notice to the Distributor shall be sent to:

Quasar Distributors, LLC
Attn:  President
615 East Michigan Street
Milwaukee, Wisconsin  53202

notice to the Trust shall be sent to:

U.S. Bancorp Fund Services, LLC
Attn:  Trust for Professional Managers
615 E. Michigan Street, Risk and Compliance
Milwaukee, WI 53202

and notice to the Advisor shall be sent to:

Performance Trust Investment Advisors, LLC
500 West Madison, Suite 350
Chicago, Il 60601

**19.      Multiple Originals**

This Agreement may be executed on two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

**The parties hereby agree that the Distribution Services provided by Quasar Distributors, LLC will commence on or after August 10, 2010.**

**TRUST FOR PROFESSIONAL MANAGERS**

By: /s/ Joseph Neuberger

Name: Joseph Neuberger

Title: Chairman

**QUASAR DISTRIBUTORS, LLC**

By: /s/ James R. Schoenike

Name: James R. Schoenike

Title: President

**PERFORMANCE TRUST INVESTMENT ADVISORS, LLC**
**(with respect to section 5 only)**

By: /s/ Peter B. Cook

Name:  Peter B. Cook

Title:  CIO

**Fund Names**

Separate Series of Trust for Professional Managers

| Name of Series | Date Added |
|---|---|
| Performance Trust Total Return Bond Fund | on or after August 10, 2010 |

**QUASAR DISTRIBUTORS, LLC**
**REGULATORY DISTRIBUTION SERVICES - FEE SCHEDULE at August, 2010**

**Regulatory Distribution Annual Services Per Fund\***
.5 basis points on assets
**Base annual fee**:
▪ $12,000 /fund; Default sales loads and distributor concession, if applicable, are paid to Quasar.
**Advertising Compliance Review**
▪ **FINRA Filings**
 − $_____ /job for the first 10 pages (minutes if tape or video); $_____ /page (minute if tape or video) thereafter (includes FINRA filing fee).
▪ **Non-FINRA filed materials, e.g. Institutional Use Only, Quasar Review Only, Correspondence, etc.**
 − $_____ /job for the first 10 pages (minutes if tape or video); $_____ /page (minute if tape or video)
 thereafter.
▪ **FINRA Expedited Filing Service for 3 Day Turnaround**
 − $_____ for the first 10 pages (minutes if audio or video); $_____ /page (minute if audio or video)
 thereafter. (FINRA may not accept expedited request.)
▪ **Quasar Expedited Review Service for 24 Hour Turnaround – Does not include FINRA filing fee, if applicable**
 − $_____ for the first 10 pages (minutes if audio or video); $_____ /page (minute if audio or video) thereafter.
**Licensing of Investment Advisor's Staff (if desired)**
▪ $_____ /year per registered representative
▪ Quasar is limited to these licenses for sponsorship: Series, 6, 7, 24, 26, 27, 63, 66
▪ $_____ /FINRA designated branch location
▪ Plus all associated FINRA and State fees for Registered Representatives, including license and renewal fees
**Fund Fact Sheets**
▪ Design - $_____ /fact sheet, includes first production
▪ Production - $_____ /fact sheet per production period
▪ All printing costs are out-of-pocket expenses, and in addition to the design fee and production fee
▪ Web sites, third-party data provider costs, brochures, and other sales support materials – Project priced via Quasar proposal
**Out-of-Pocket Expenses**
Reasonable out-of-pocket expenses incurred by the Distributor in connection with activities primarily intended to result in the sale of shares, including, but not limited to:
▪ Typesetting, printing and distribution of prospectuses and shareholder reports
▪ Production, printing, distribution, and placement of advertising, sales literature, and materials
▪ Engagement of designers, free-lance writers, and public relations firms
▪ Long-distance telephone lines, services, and charges
▪ Postage, overnight delivery charges
▪ FINRA registration fees [To include late U5 charge (if applicable)]
 (FINRA advertising filing fees are included in Advertising Compliance Review section above)
▪ Record retention
▪ Travel, lodging, and meals
\*Subject to annual CPI increase, Milwaukee MSA.
Fees are billed monthly.

**Advisor's signature below acknowledges approval of the fee schedule on this Exhibit B**
**Performance Trust Investment Advisors, LLC**

**By:** /s/ Peter B. Cook_____      **Date:** _8/18/2010_____

**Name:** Peter Cook_____          **Title:** _CIO_____

B-1

**CUSTODY AGREEMENT**

THIS AGREEMENT is made and entered into as of this 10th day of August, 2010, by and between **TRUST FOR PROFESSIONAL MANAGERS**, a Delaware statutory trust (the "Trust" (the "Trust") on behalf of its series named in <u>Exhibit C</u> hereto, (each a "Fund", and collectively the "Funds"), and **U.S. BANK NATIONAL ASSOCIATION**, a national banking association organized and existing under the laws of the United States of America (the "Custodian").

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company, and is authorized to issue shares of beneficial interest in separate series, with each such series representing interests in a separate portfolio of securities and other assets;

WHEREAS, the Custodian is a bank having the qualifications prescribed in Section 26(a)(1) of the 1940 Act;

WHEREAS, the Trust desires to retain the Custodian to act as custodian of the cash and securities of each series of the Trust listed on <u>Exhibit C</u> hereto (as amended from time to time); and

WHEREAS, the Board of Trustees of the Trust has delegated to the Custodian the responsibilities set forth in Rule 17f-5(c) under the 1940 Act and the Custodian is willing to undertake the responsibilities and serve as the foreign custody manager for the Company.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

## ARTICLE I

## CERTAIN DEFINITIONS

Whenever used in this Agreement, the following words and phrases shall have the meanings set forth below unless the context otherwise requires:

1.01 <u>"Authorized Person"</u> means any Officer or person who has been designated as such by written notice and named in Exhibit A and delivered to the Custodian by the Trust, or if the Trust has notified the Custodian in writing that it has an authorized investment manager or other agent, delivered to the Custodian by the Trust's investment advisor or other agent. Such Officer or person shall continue to be an Authorized Person until such time as the Custodian receives Written Instructions from the Trust or the Trust's investment advisor or other agent that any such person is no longer an Authorized Person.

1.02 <u>"Board of Trustees"</u> shall mean the trustees from time to time serving under the Trust's declaration of trust, as amended from time to time.

1.03 <u>"Book-Entry System"</u> shall mean a federal book-entry system as provided in Subpart O of Treasury Circular No. 300, 31 CFR 306, in Subpart B of 31 CFR Part 350, or in such book-entry regulations of federal agencies as are substantially in the form of such Subpart O.

1.04    "Business Day" shall mean any day recognized as a settlement day by The New York Stock Exchange, Inc., and any other day for which the Trust computes the net asset value of Shares of the Fund.

1.05    "Eligible Foreign Custodian" has the meaning set forth in Rule 17f-5(a)(1), including a majority-owned or indirect subsidiary of a U.S. Bank (as defined in Rule 17f-5), a bank holding company meeting the requirements of an Eligible Foreign Custodian (as set forth in Rule 17f-5 or by other appropriate action of the SEC), or a foreign branch of a Bank (as defined in Section 2(a)(5) of the 1940 Act) meeting the requirements of a custodian under Section 17(f) of the 1940 Act; the term does not include any Eligible Securities Depository.

1.06    "Eligible Securities Depository" shall mean a system for the central handling of securities as that term is defined in Rule 17f-4 and 17f-7 under the 1940 Act.

1.07    "Foreign Securities" means any of the Trust's investments (including foreign currencies) for which the primary market is outside the United States and such cash and cash equivalents as are reasonably necessary to effect the Trust's transactions in such investments.

1.08    "Fund Custody Account" shall mean any of the accounts in the name of the Trust, which is provided for in Section 3.2 below.

1.09    "IRS" shall mean the Internal Revenue Service.

1.10    "FINRA" shall mean The Financial Industry Regulatory Authority.

1.11    "Officer" shall mean the Chairman, President, any Vice President, any Assistant Vice President, the Secretary, any Assistant Secretary, the Treasurer, or any Assistant Treasurer of the Trust.

1.12    "Proper Instructions" shall mean Written Instructions.

1.13    "SEC" shall mean the Securities and Exchange Commission.

1.14    "Securities" shall include, without limitation, common and preferred stocks, bonds, call options, put options, debentures, notes, bank certificates of deposit, bankers' acceptances, mortgage-backed securities or other obligations, and any certificates, receipts, warrants or other instruments or documents representing rights to receive, purchase or subscribe for the same, or evidencing or representing any other rights or interests therein, or any similar property or assets that the Custodian or its agents have the facilities to clear and service.

1.15    "Securities Depository" shall mean The Depository Trust Company and any other clearing agency registered with the SEC under Section 17A of the Securities Exchange Act of 1934, as amended (the "1934 Act"), which acts as a system for the central handling of Securities where all Securities of any particular class or series of an issuer deposited within the system are treated as fungible and may be transferred or pledged by bookkeeping entry without physical delivery of the Securities.

1.16     "Shares" shall mean, with respect to a Fund, the units of beneficial interest issued by the Trust on account of the Fund.

1.17     "Sub-Custodian" shall mean and include (i) any branch of a "U.S. bank," as that term is defined in Rule 17f-5 under the 1940 Act, and (ii) any "Eligible Foreign Custodian" having a contract with the Custodian which the Custodian has determined will provide reasonable care of assets of the Fund based on the standards specified in Section 3.3 below.  Such contract shall be in writing and shall include provisions that provide: (i) for indemnification or insurance arrangements (or any combination of the foregoing) such that the Fund will be adequately protected against the risk of loss of assets held in accordance with such contract; (ii) that the Foreign Securities will not be subject to any right, charge, security interest, lien or claim of any kind in favor of the Sub-Custodian or its creditors except a claim of payment for their safe custody or administration, in the case of cash deposits, liens or rights in favor of creditors of the Sub-Custodian arising under bankruptcy, insolvency, or similar laws; (iii) that beneficial ownership for the Foreign Securities will be freely transferable without the payment of money or value other than for safe custody or administration; (iv) that adequate records will be maintained identifying the assets as belonging to the Fund or as being held by a third party for the benefit of the Fund; (v) that the Fund's independent public accountants will be given access to those records or confirmation of the contents of those records; and (vi) that the Fund will receive periodic reports with respect to the safekeeping of the Fund's assets, including, but not limited to, notification of any transfer to or from a Fund's account or a third party account containing assets held for the benefit of the Fund.  Such contract may contain, in lieu of any or all of the provisions specified in (i)-(vi) above, such other provisions that the Custodian determines will provide, in their entirety, the same or a greater level of care and protection for Fund assets as the specified provisions.

1.18     "Written Instructions" shall mean (i) written communications actually received by the Custodian and signed by an Authorized Person, (ii) communications by telex, internet e-mail or "on-line" system or any other such system from one or more persons reasonably believed by the Custodian to be Authorized Persons, or (iii) communications between electronic devices provided that the use of such devices and the procedures for the use thereof shall have been approved by resolutions of the Board of Trustees, a copy of which, certified by an Officer, shall have been delivered to the Custodian.

## ARTICLE II.

## APPOINTMENT OF CUSTODIAN

2.01     Appointment.  The Trust hereby appoints the Custodian as custodian of all Securities and cash owned by or in the possession of the Fund at any time during the period of this Agreement, on the terms and conditions set forth in this Agreement, and the Custodian hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement.  The Trust hereby delegates to the Custodian, subject to Rule 17f-5(b), the responsibilities with respect to the Fund's Foreign Securities, and the Custodian hereby accepts such delegation as foreign custody manager with respect to the Fund.  The services and duties of the Custodian shall be confined to those matters expressly set forth herein, and no implied duties are assumed by or may be asserted against the Custodian hereunder.

2.02     Documents to be Furnished.  The following documents, including any amendments thereto, will be provided contemporaneously with the execution of the Agreement to the Custodian by the Trust:

  (a)  A copy of the Trust's declaration of trust, certified by the Secretary;

  (b)  A copy of the Trust's bylaws, certified by the Secretary;

  (c)  A copy of the resolution of the Board of Trustees of the Trust appointing the Custodian, certified by the Secretary;

  (d)  A copy of the current prospectus of the Fund (the "Prospectus");

  (e)  A certification of the Chairman or the President and the Secretary of the Trust setting forth the names and signatures of the current Officers of the Trust and other Authorized Persons; and

   (f)  An executed authorization required by the Shareholder Communications Act of 1985, attached hereto as Exhibit E.

2.03     Notice of Appointment of Transfer Agent.  The Trust agrees to notify the Custodian in writing of the appointment, termination or change in appointment of any transfer agent of the Fund.

<center>**ARTICLE III.**</center>

<center>**CUSTODY OF CASH AND SECURITIES**</center>

3.01     Segregation.  All Securities and non-cash property held by the Custodian for the account of the Fund (other than Securities maintained in a Securities Depository, Eligible Securities Depository or Book-Entry System) shall be physically segregated from other Securities and non-cash property in the possession of the Custodian (including the Securities and non-cash property of the other series of the Trust, if applicable) and shall be identified as subject to this Agreement.

3.02     Fund Custody Accounts.  As to each Fund, the Custodian shall open and maintain in its trust department a custody account in the name of the Trust coupled with the name of the Fund, subject only to draft or order of the Custodian, in which the Custodian shall enter and carry all Securities, cash and other assets of such Fund which are delivered to it.

3.03     Appointment of Agents.

  (a)  In its discretion, the Custodian may appoint one or more Sub-Custodians to establish and maintain arrangements with (i) Eligible Securities Depositories or (ii) Eligible Foreign Custodians who are members of the Sub-Custodian's network to hold Securities and cash of the Fund and to carry out such other provisions of this Agreement as it may determine; provided, however, that the appointment of any such agents and maintenance of any Securities and cash of the Fund shall be at the Custodian's expense and shall not relieve the Custodian of any of its obligations or liabilities under this Agreement.  The Custodian shall be liable for the actions of any Sub-Custodians (regardless of whether assets are maintained in the custody of a Sub-Custodian, a member of its network or an Eligible Securities Depository) appointed by it as if such actions had been done by the Custodian.

<center>4</center>

(b) If, after the initial appointment of Sub-Custodians by the Board of Trustees in connection with this Agreement, the Custodian wishes to appoint other Sub-Custodians to hold property of the Fund, it will so notify the Trust and make the necessary determinations as to any such new Sub-Custodian's eligibility under Rule 17f-5 under the 1940 Act.

(c) In performing its delegated responsibilities as foreign custody manager to place or maintain the Fund's assets with a Sub-Custodian, the Custodian will determine that the Fund's assets will be subject to reasonable care, based on the standards applicable to custodians in the country in which the Fund's assets will be held by that Sub-Custodian, after considering all factors relevant to safekeeping of such assets, including, without limitation the factors specified in Rule 17f-5(c)(1).

(d) The agreement between the Custodian and each Sub-Custodian acting hereunder shall contain the required provisions set forth in Rule 17f-5(c)(2) under the 1940 Act.

(e) At the end of each calendar quarter, the Custodian shall provide written reports notifying the Board of Trustees of the withdrawal or placement of the Securities and cash of the Fund with a Sub-Custodian and of any material changes in the Fund's arrangements. Such reports shall include an analysis of the custody risks associated with maintaining assets with any Eligible Securities Depositories. The Custodian shall promptly take such steps as may be required to withdraw assets of the Fund from any Sub-Custodian arrangement that has ceased to meet the requirements of Rule 17f-5 or Rule 17f-7 under the 1940 Act, as applicable.

(f) With respect to its responsibilities under this Section 3.3, the Custodian hereby warrants to the Trust that it agrees to exercise reasonable care, prudence and diligence such as a person having responsibility for the safekeeping of property of the Fund. The Custodian further warrants that the Fund's assets will be subject to reasonable care if maintained with a Sub-Custodian, after considering all factors relevant to the safekeeping of such assets, including, without limitation: (i) the Sub-Custodian's practices, procedures, and internal controls for certificated securities (if applicable), its method of keeping custodial records, and its security and data protection practices; (ii) whether the Sub-Custodian has the requisite financial strength to provide reasonable care for Fund assets; (iii) the Sub-Custodian's general reputation and standing and, in the case of a Securities Depository, the Securities Depository's operating history and number of participants; and (iv) whether the Fund will have jurisdiction over and be able to enforce judgments against the Sub-Custodian, such as by virtue of the existence of any offices of the Sub-Custodian in the United States or the Sub-Custodian's consent to service of process in the United States.

(g) The Custodian shall establish a system or ensure that its Sub-Custodian has established a system to monitor on a continuing basis (i) the appropriateness of maintaining the Fund's assets with a Sub-Custodian or Eligible Foreign Custodians who are members of a Sub-Custodian's network; (ii) the performance of the contract governing the Fund's arrangements with such Sub-Custodian or Eligible Foreign Custodian's members of a Sub-Custodian's network; and (iii) the custody risks of maintaining assets with an Eligible Securities Depository. The Custodian must promptly notify the Fund or its investment adviser of any material change in these risks.

(h) The Custodian shall use reasonable commercial efforts to collect all income and other payments with respect to Foreign Securities to which the Fund shall be entitled and shall credit such income, as collected, to the Trust. In the event that extraordinary measures are required to collect such income, the Trust and Custodian shall consult as to the measures and as to the compensation and expenses of the Custodian relating to such measures.

3.04     Delivery of Assets to Custodian.  The Trust shall deliver, or cause to be delivered, to the Custodian all of the Fund's Securities, cash and other investment assets, including (i) all payments of income, payments of principal and capital distributions received by the Fund with respect to such Securities, cash or other assets owned by the Fund at any time during the period of this Agreement, and (ii) all cash received by the Fund for the issuance of Shares.  The Custodian shall not be responsible for such Securities, cash or other assets until actually received by it.

3.05     Securities Depositories and Book-Entry Systems.  The Custodian may deposit and/or maintain Securities of the Fund in a Securities Depository or in a Book-Entry System, subject to the following provisions:

(a) The Custodian, on an on-going basis, shall deposit in a Securities Depository or Book-Entry System all Securities eligible for deposit therein and shall make use of such Securities Depository or Book-Entry System to the extent possible and practical in connection with its performance hereunder, including, without limitation, in connection with settlements of purchases and sales of Securities, loans of Securities, and deliveries and returns of collateral consisting of Securities.

(b) Securities of the Fund kept in a Book-Entry System or Securities Depository shall be kept in an account ("Depository Account") of the Custodian in such Book-Entry System or Securities Depository which includes only assets held by the Custodian as a fiduciary, custodian or otherwise for customers.

(c) The records of the Custodian with respect to Securities of the Fund maintained in a Book-Entry System or Securities Depository shall, by book-entry, identify such Securities as belonging to the Fund.

(d) If Securities purchased by the Fund are to be held in a Book-Entry System or Securities Depository, the Custodian shall pay for such Securities upon (i) receipt of advice from the Book-Entry System or Securities Depository that such Securities have been transferred to the Depository Account, and (ii) the making of an entry on the records of the Custodian to reflect such payment and transfer for the account of the Fund.  If Securities sold by the Fund are held in a Book-Entry System or Securities Depository, the Custodian shall transfer such Securities upon (i) receipt of advice from the Book-Entry System or Securities Depository that payment for such Securities has been transferred to the Depository Account, and (ii) the making of an entry on the records of the Custodian to reflect such transfer and payment for the account of the Fund.

(e) The Custodian shall provide the Trust with copies of any report (obtained by the Custodian from a Book-Entry System or Securities Depository in which Securities of the Fund are kept) on the internal accounting controls and procedures for safeguarding Securities deposited in such Book-Entry System or Securities Depository.

(f) Notwithstanding anything to the contrary in this Agreement, the Custodian shall be liable to the Trust for any loss or damage to the Fund resulting from (i) the use of a Book-Entry System or Securities Depository by reason of any negligence or willful misconduct on the part of the Custodian or any Sub-Custodian, or (ii) failure of the Custodian or any Sub-Custodian to enforce effectively such rights as it may have against a Book-Entry System or Securities Depository.  At its election, the Trust shall be subrogated to the rights of the Custodian with respect to any claim against a Book-Entry System or Securities Depository or any other person from any loss or damage to the Fund arising from the use of such Book-Entry System or Securities Depository, if and to the extent that the Fund has not been made whole for any such loss or damage.

(g) With respect to its responsibilities under this Section 3.5 and pursuant to Rule 17f-4 under the 1940 Act, the Custodian hereby warrants to the Trust that it agrees to (i) exercise due care in accordance with reasonable commercial standards in discharging its duty as a securities intermediary to obtain and thereafter maintain such assets, (ii) provide, promptly upon request by the Trust, such reports as are available concerning the Custodian's internal accounting controls and financial strength, and (iii) require any Sub-Custodian to exercise due care in accordance with reasonable commercial standards in discharging its duty as a securities intermediary to obtain and thereafter maintain assets corresponding to the security entitlements of its entitlement holders.

3.06    Disbursement of Moneys from Fund Custody Account.  Upon receipt of Proper Instructions, the Custodian shall disburse moneys from the Fund Custody Account but only in the following cases:

(a) For the purchase of Securities for the Fund but only in accordance with Section 4.1 of this Agreement and only (i) in the case of Securities (other than options on Securities, futures contracts and options on futures contracts), against the delivery to the Custodian (or any Sub-Custodian) of such Securities registered as provided in Section 3.9 below or in proper form for transfer, or if the purchase of such Securities is effected through a Book-Entry System or Securities Depository, in accordance with the conditions set forth in Section 3.5 above; (ii) in the case of options on Securities, against delivery to the Custodian (or any Sub-Custodian) of such receipts as are required by the customs prevailing among dealers in such options; (iii) in the case of futures contracts and options on futures contracts, against delivery to the Custodian (or any Sub-Custodian) of evidence of title thereto in favor of the Fund or any nominee referred to in Section 3.9 below; and (iv) in the case of repurchase or reverse repurchase agreements entered into between the Trust and a bank which is a member of the Federal Reserve System or between the Trust and a primary dealer in U.S. Government securities, against delivery of the purchased Securities either in certificate form or through an entry crediting the Custodian's account at a Book-Entry System or Securities Depository with such Securities;

(b) In connection with the conversion, exchange or surrender, as set forth in Section 3.7(f) below, of Securities owned by the Fund;

(c) For the payment of any dividends or capital gain distributions declared by the Fund;

(d) In payment of the redemption price of Shares as provided in Section 5.1 below;

(e) For the payment of any expense or liability incurred by the Fund, including, but not limited to, the following payments for the account of the Fund:  interest; taxes; administration, investment advisory, accounting, auditing, transfer agent, custodian, director and legal fees; and other operating expenses of the Fund; in all cases, whether or not such expenses are to be in whole or in part capitalized or treated as deferred expenses;

(f) For transfer in accordance with the provisions of any agreement among the Trust, the Custodian and a broker-dealer registered under the 1934 Act and a member of FINRA, relating to compliance with rules of the Options Clearing Corporation and of any registered national securities exchange (or of any similar organization or organizations) regarding escrow or other arrangements in connection with transactions by the Fund;

(g) For transfer in accordance with the provisions of any agreement among the Trust, the Custodian and a futures commission merchant registered under the Commodity Exchange Act, relating to compliance with the rules of the Commodity Futures Trading Commission and/or any contract market (or any similar organization or organizations) regarding account deposits in connection with transactions by the Fund;

(h) For the funding of any uncertificated time deposit or other interest-bearing account with any banking institution (including the Custodian), which deposit or account has a term of one year or less; and

(i) For any other proper purpose, but only upon receipt, in addition to Proper Instructions, of a copy of a resolution of the Board of Trustees, certified by an Officer, specifying the amount and purpose of such payment, declaring such purpose to be a proper corporate purpose, and naming the person or persons to whom such payment is to be made.

3.07     Delivery of Securities from Fund Custody Account.  Upon receipt of Proper Instructions, the Custodian shall release and deliver, or cause the Sub-Custodian to release and deliver, Securities from the Fund Custody Account but only in the following cases:

(a) Upon the sale of Securities for the account of the Fund but only against receipt of payment therefor in cash, by certified or cashiers check or bank credit;

(b) In the case of a sale effected through a Book-Entry System or Securities Depository, in accordance with the provisions of Section 3.5 above;

(c) To an offeror's depository agent in connection with tender or other similar offers for Securities of the Fund; provided that, in any such case, the cash or other consideration is to be delivered to the Custodian;

(d) To the issuer thereof or its agent (i) for transfer into the name of the Fund, the Custodian or any Sub-Custodian, or any nominee or nominees of any of the foregoing, or (ii) for exchange for a different number of certificates or other evidence representing the same aggregate face amount or number of units; provided that, in any such case, the new Securities are to be delivered to the Custodian;

(e) To the broker selling the Securities, for examination in accordance with the "street delivery" custom;

(f) For exchange or conversion pursuant to any plan of merger, consolidation, recapitalization, reorganization or readjustment of the issuer of such Securities, or pursuant to provisions for conversion contained in such Securities, or pursuant to any deposit agreement, including surrender or receipt of underlying Securities in connection with the issuance or cancellation of depository receipts; provided that, in any such case, the new Securities and cash, if any, are to be delivered to the Custodian;

(g) Upon receipt of payment therefor pursuant to any repurchase or reverse repurchase agreement entered into by the Fund;

(h) In the case of warrants, rights or similar Securities, upon the exercise thereof, provided that, in any such case, the new Securities and cash, if any, are to be delivered to the Custodian;

(i) For delivery in connection with any loans of Securities of the Fund, but only against receipt of such collateral as the Trust shall have specified to the Custodian in Proper Instructions;

(j) For delivery as security in connection with any borrowings by the Fund requiring a pledge of assets by the Trust, but only against receipt by the Custodian of the amounts borrowed;

(k) Pursuant to any authorized plan of liquidation, reorganization, merger, consolidation or recapitalization of the Trust;

(l) For delivery in accordance with the provisions of any agreement among the Trust, the Custodian and a broker-dealer registered under the 1934 Act and a member of FINRA, relating to compliance with the rules of the Options Clearing Corporation and of any registered national securities exchange (or of any similar organization or organizations) regarding escrow or other arrangements in connection with transactions by the Fund;

(m) For delivery in accordance with the provisions of any agreement among the Trust, the Custodian and a futures commission merchant registered under the Commodity Exchange Act, relating to compliance with the rules of the Commodity Futures Trading Commission and/or any contract market (or any similar organization or organizations) regarding account deposits in connection with transactions by the Fund;

(n) For any other proper corporate purpose, but only upon receipt, in addition to Proper Instructions, of a copy of a resolution of the Board of Trustees, certified by an Officer, specifying the Securities to be delivered, setting forth the purpose for which such delivery is to be made, declaring such purpose to be a proper corporate purpose, and naming the person or persons to whom delivery of such Securities shall be made; or

(o) To brokers, clearing banks or other clearing agents for examination or trade execution in accordance with market custom; provided that in any such case the Custodian shall have no responsibility or liability for any loss arising from the delivery of such securities prior to receiving payment for such securities except as may arise from the Custodian's own negligence or willful misconduct.

3.08      <u>Actions Not Requiring Proper Instructions</u>.  Unless otherwise instructed by the Trust, the Custodian shall with respect to all Securities held for the Fund:

(a) Subject to Section 9.4 below, collect on a timely basis all income and other payments to which the Fund is entitled either by law or pursuant to custom in the securities business;

(b) Present for payment and, subject to Section 9.4 below, collect on a timely basis the amount payable upon all Securities which may mature or be called, redeemed, or retired, or otherwise become payable;

(c) Endorse for collection, in the name of the Fund, checks, drafts and other negotiable instruments;

(d) Surrender interim receipts or Securities in temporary form for Securities in definitive form;

(e) Execute, as custodian, any necessary declarations or certificates of ownership under the federal income tax laws or the laws or regulations of any other taxing authority now or hereafter in effect, and prepare and submit reports to the IRS and the Trust at such time, in such manner and containing such information as is prescribed by the IRS;

(f) Hold for the Fund, either directly or, with respect to Securities held therein, through a Book-Entry System or Securities Depository, all rights and similar Securities issued with respect to Securities of the Fund; and

(g) In general, and except as otherwise directed in Proper Instructions, attend to all non-discretionary details in connection with the sale, exchange, substitution, purchase, transfer and other dealings with Securities and other assets of the Fund.

3.09      <u>Registration and Transfer of Securities</u>.  All Securities held for the Fund that are issued or issuable only in bearer form shall be held by the Custodian in that form, provided that any such Securities shall be held in a Book-Entry System if eligible therefor.  All other Securities held for the Fund may be registered in the name of the Fund, the Custodian, a Sub-Custodian or any nominee thereof, or in the name of a Book-Entry System, Securities Depository or any nominee of either thereof.  The records of the Custodian with respect to foreign securities of the Fund that are maintained with a Sub-Custodian in an account that is identified as belonging to the Custodian for the benefit of its customers shall identify those securities as belonging to the Fund.  The Trust shall furnish to the Custodian appropriate instruments to enable the Custodian to hold or deliver in proper form for transfer, or to register in the name of any of the nominees referred to above or in the name of a Book-Entry System or Securities Depository, any Securities registered in the name of the Fund.

3.10 Records.

(a) The Custodian shall maintain complete and accurate records with respect to Securities, cash or other property held for the Fund, including (i) journals or other records of original entry containing an itemized daily record in detail of all receipts and deliveries of Securities and all receipts and disbursements of cash; (ii) ledgers (or other records) reflecting (A) Securities in transfer, (B) Securities in physical possession, (C) monies and Securities borrowed and monies and Securities loaned (together with a record of the collateral therefor and substitutions of such collateral), (D) dividends and interest received, and (E) dividends receivable and interest receivable; (iii) canceled checks and bank records related thereto; and (iv) all records relating to its activities and obligations under this Agreement. The Custodian shall keep such other books and records of the Fund as the Trust shall reasonably request, or as may be required by the 1940 Act, including, but not limited to, Section 31 of the 1940 Act and Rule 31a-2 promulgated thereunder.

(b) All such books and records maintained by the Custodian shall (i) be maintained in a form acceptable to the Trust and in compliance with the rules and regulations of the SEC, (ii) be the property of the Trust and at all times during the regular business hours of the Custodian be made available upon request for inspection by duly authorized officers, employees or agents of the Trust and employees or agents of the SEC, and (iii) if required to be maintained by Rule 31a-1 under the 1940 Act, be preserved for the periods prescribed in Rules 31a-1 and 31a-2 under the 1940 Act.

3.11     Fund Reports by Custodian. The Custodian shall furnish the Trust with a daily activity statement and a summary of all transfers to or from each Fund Custody Account on the day following such transfers. At least monthly, the Custodian shall furnish the Trust with a detailed statement of the Securities and moneys held by the Custodian and the Sub-Custodians for the Fund under this Agreement.

3.12     Other Reports by Custodian. As the Trust may reasonably request from time to time, the Custodian shall provide the Trust with reports on the internal accounting controls and procedures for safeguarding Securities which are employed by the Custodian or any Sub-Custodian.

3.13     Proxies and Other Materials. The Custodian shall cause all proxies relating to Securities which are not registered in the name of the Fund to be promptly executed by the registered holder of such Securities, without indication of the manner in which such proxies are to be voted, and shall promptly deliver to the Trust such proxies, all proxy soliciting materials and all notices relating to such Securities. With respect to the foreign Securities, the Custodian will use reasonable commercial efforts to facilitate the exercise of voting and other shareholder rights, subject to the laws, regulations and practical constraints that may exist in the country where such securities are issued. The Trust acknowledges that local conditions, including lack of regulation, onerous procedural obligations, lack of notice and other factors may have the effect of severely limiting the ability of the Trust to exercise shareholder rights.

3.14     Information on Corporate Actions. The Custodian shall promptly deliver to the Trust all information received by the Custodian and pertaining to Securities being held by the Fund with respect to optional tender or exchange offers, calls for redemption or purchase, or expiration of rights as described in the Standards of Service Guide attached as Exhibit B. If the Trust desires to take action with respect to any tender offer, exchange offer or other similar transaction, the Trust shall notify the Custodian at least three Business Days prior to the date on which the Custodian is to take such action. The Trust will provide or cause to be provided to the Custodian all relevant information for any Security which has unique put/option provisions at least three Business Days prior to the beginning date of the tender period.

**ARTICLE IV.**

**PURCHASE AND SALE OF INVESTMENTS OF THE FUND**

4.01    Purchase of Securities.  Promptly upon each purchase of Securities for the Fund, Written Instructions shall be delivered to the Custodian, specifying (i) the name of the issuer or writer of such Securities, and the title or other description thereof, (ii) the number of shares, principal amount (and accrued interest, if any) or other units purchased, (iii) the date of purchase and settlement, (iv) the purchase price per unit, (v) the total amount payable upon such purchase, and (vi) the name of the person to whom such amount is payable.  The Custodian shall upon receipt of such Securities purchased by the Fund pay out of the moneys held for the account of the Fund the total amount specified in such Written Instructions to the person named therein.  The Custodian shall not be under any obligation to pay out moneys to cover the cost of a purchase of Securities for the Fund, if in the Fund Custody Account there is insufficient cash available to the Fund for which such purchase was made.

4.02    Liability for Payment in Advance of Receipt of Securities Purchased.  In any and every case where payment for the purchase of Securities for the Fund is made by the Custodian in advance of receipt of the Securities purchased and in the absence of specified Written Instructions to so pay in advance, the Custodian shall be liable to the Fund for such payment.

4.03    Sale of Securities.  Promptly upon each sale of Securities by the Fund, Written Instructions shall be delivered to the Custodian, specifying (i) the name of the issuer or writer of such Securities, and the title or other description thereof, (ii) the number of shares, principal amount (and accrued interest, if any), or other units sold, (iii) the date of sale and settlement, (iv) the sale price per unit, (v) the total amount payable upon such sale, and (vi) the person to whom such Securities are to be delivered.  Upon receipt of the total amount payable to the Fund as specified in such Written Instructions, the Custodian shall deliver such Securities to the person specified in such Written Instructions.  Subject to the foregoing, the Custodian may accept payment in such form as shall be satisfactory to it, and may deliver Securities and arrange for payment in accordance with the customs prevailing among dealers in Securities.

4.04    Delivery of Securities Sold.  Notwithstanding Section 4.3 above or any other provision of this Agreement, the Custodian, when instructed to deliver Securities against payment, shall be entitled, if in accordance with generally accepted market practice, to deliver such Securities prior to actual receipt of final payment therefor.  In any such case, the Fund shall bear the risk that final payment for such Securities may not be made or that such Securities may be returned or otherwise held or disposed of by or through the person to whom they were delivered, and the Custodian shall have no liability for any for the foregoing.

4.05    Payment for Securities Sold.  In its sole discretion and from time to time, the Custodian may credit the Fund Custody Account, prior to actual receipt of final payment thereof, with (i) proceeds from the sale of Securities which it has been instructed to deliver against payment, (ii) proceeds from the redemption of Securities or other assets of the Fund, and (iii) income from cash, Securities or other assets of the Fund.  Any such credit shall be conditional upon actual receipt by Custodian of final payment and may be reversed if final payment is not actually received in full.  The Custodian may, in its sole discretion and from time to time, permit the Fund to use funds so credited to the Fund Custody Account in anticipation of actual receipt of final payment.  Any such funds shall be repayable immediately upon demand made by the Custodian at any time prior to the actual receipt of all final payments in anticipation of which funds were credited to the Fund Custody Account.

4.06    Advances by Custodian for Settlement.  The Custodian may, in its sole discretion and from time to time, advance funds to the Trust to facilitate the settlement of a Fund's transactions in the Fund Custody Account.  Any such advance shall be repayable immediately upon demand made by Custodian.


**ARTICLE V.**

**REDEMPTION OF FUND SHARES**


5.01    Transfer of Funds.  From such funds as may be available for the purpose in the relevant Fund Custody Account, and upon receipt of Proper Instructions specifying that the funds are required to redeem Shares of the Fund, the Custodian shall wire each amount specified in such Proper Instructions to or through such bank or broker-dealer as the Trust may designate.

5.02    No Duty Regarding Paying Banks.  Once the Custodian has wired amounts to a bank or broker-dealer pursuant to Section 5.1 above, the Custodian shall not be under any obligation to effect any further payment or distribution by such bank or broker-dealer.


**ARTICLE VI.**

**SEGREGATED ACCOUNTS**


Upon receipt of Proper Instructions, the Custodian shall establish and maintain a segregated account or accounts for and on behalf of the Fund, into which account or accounts may be transferred cash and/or Securities, including Securities maintained in a Depository Account:

(a) in accordance with the provisions of any agreement among the Trust, the Custodian and a broker-dealer registered under the 1934 Act and a member of FINRA (or any futures commission merchant registered under the Commodity Exchange Act), relating to compliance with the rules of the Options Clearing Corporation and of any registered national securities exchange (or the Commodity Futures Trading Commission or any registered contract market), or of any similar organization or organizations, regarding escrow or other arrangements in connection with transactions by the Fund;

(b) for purposes of segregating cash or Securities in connection with securities options purchased or written by the Fund or in connection with financial futures contracts (or options thereon) purchased or sold by the Fund;

13

(c)  which constitute collateral for loans of Securities made by the Fund;

(d)  for purposes of compliance by the Fund with requirements under the 1940 Act for the maintenance of segregated accounts by registered investment companies in connection with reverse repurchase agreements and when-issued, delayed delivery and firm commitment transactions; and

(e)  for other proper corporate purposes, but only upon receipt of, in addition to Proper Instructions, a certified copy of a resolution of the Board of Trustees, certified by an Officer, setting forth the purpose or purposes of such segregated account and  declaring such purposes to be proper corporate purposes.

Each segregated account established under this Article VI shall be established and maintained for the Fund only.  All Proper Instructions relating to a segregated account shall specify the Fund.

## ARTICLE VII.

### COMPENSATION OF CUSTODIAN

7.01      Compensation.  The Custodian shall be compensated for providing the services set forth in this Agreement in accordance with the fee schedule set forth on Exhibit D hereto (as amended from time to time).  The Custodian shall also be compensated for such out-of-pocket expenses (e.g., telecommunication charges, postage and delivery charges, and reproduction charges) as are reasonably incurred by the Custodian in performing its duties hereunder.  The Trust shall pay all such fees and reimbursable expenses within 30 calendar days following receipt of the billing notice, except for any fee or expense subject to a good faith dispute.  The Trust shall notify the Custodian in writing within 30 calendar days following receipt of each invoice if the Trust is disputing any amounts in good faith. The Trust shall pay such disputed amounts within 10 calendar days of the day on which the parties agree to the amount to be paid.  With the exception of any fee or expense the Trust is disputing in good faith as set forth above, unpaid invoices shall accrue a finance charge of 1½% per month after the due date. Notwithstanding anything to the contrary, amounts owed by the Trust to the Custodian shall only be paid out of the assets and property of the particular Fund involved.

7.02      Overdrafts.  The Trust is responsible for maintaining an appropriate level of short term cash investments to accommodate cash outflows.  The Trust may obtain formal line of credit for potential overdrafts of its custody account.  In the event of an overdraft or in the event the line of credit is insufficient to cover an overdraft, the overdraft amount or the overdraft amount that exceeds the line of credit will be charged in accordance with the fee schedule set forth on Exhibit D hereto (as amended from time to time)

## ARTICLE VIII.

### REPRESENTATIONS AND WARRANTIES

8.01      Representations and Warranties of the Trust.  The Trust hereby represents and warrants to the Custodian, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(a) It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(b) This Agreement has been duly authorized, executed and delivered by the Trust in accordance with all requisite action and constitutes a valid and legally binding obligation of the Trust, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties; and

(c) It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

8.02     Representations and Warranties of the Custodian.  The Custodian hereby represents and warrants to the Trust, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(a) It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(b) It is a U.S. Bank as defined in section (a)(7) of Rule 17f-5.

(c) This Agreement has been duly authorized, executed and delivered by the Custodian in accordance with all requisite action and constitutes a valid and legally binding obligation of the Custodian, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties; and

(d) It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

**ARTICLE IX.**

**CONCERNING THE CUSTODIAN**

9.01     Standard of Care.  The Custodian shall exercise reasonable care in the performance of its duties under this Agreement.  The Custodian shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with its duties under this Agreement, except a loss arising out of or relating to the Custodian's (or a Sub-Custodian's) refusal or failure to comply with the terms of this Agreement (or any sub-custody agreement) or from its (or a Sub-Custodian's) bad faith, negligence or willful misconduct in the performance of its duties under this Agreement (or any sub-custody agreement).  The Custodian shall be entitled to rely on and may act upon advice of counsel on all matters, and shall be without liability for any action reasonably taken or omitted pursuant to such advice.  The Custodian shall promptly notify the Trust of any action taken or omitted by the Custodian pursuant to advice of counsel.

9.02     Actual Collection Required.  The Custodian shall not be liable for, or considered to be the custodian of, any cash belonging to the Fund or any money represented by a check, draft or other instrument for the payment of money, until the Custodian or its agents actually receive such cash or collect on such instrument.

9.03     No Responsibility for Title, etc.  So long as and to the extent that it is in the exercise of reasonable care, the Custodian shall not be responsible for the title, validity or genuineness of any property or evidence of title thereto received or delivered by it pursuant to this Agreement.

9.04     Limitation on Duty to Collect.  Custodian shall not be required to enforce collection, by legal means or otherwise, of any money or property due and payable with respect to Securities held for the Fund if such Securities are in default or payment is not made after due demand or presentation.

9.05     Reliance Upon Documents and Instructions.  The Custodian shall be entitled to rely upon any certificate, notice or other instrument in writing received by it and reasonably believed by it to be genuine.  The Custodian shall be entitled to rely upon any Written Instructions actually received by it pursuant to this Agreement.

9.06     Cooperation.  The Custodian shall cooperate with and supply necessary information to the entity or entities appointed by the Trust to keep the books of account of the Fund and/or compute the value of the assets of the Fund.  The Custodian shall take all such reasonable actions as the Trust may from time to time request to enable the Trust to obtain, from year to year, favorable opinions from the Trust's independent accountants with respect to the Custodian's activities hereunder in connection with (i) the preparation of the Trust's reports on Form N-1A and Form N-SAR and any other reports required by the SEC, and (ii) the fulfillment by the Trust of any other requirements of the SEC.

## ARTICLE X.

### INDEMNIFICATION

10.01     Indemnification by Trust.  The Trust shall indemnify and hold harmless the Custodian, any Sub-Custodian and any nominee thereof (each, an "Indemnified Party" and collectively, the "Indemnified Parties") from and against any and all claims, demands, losses, expenses and liabilities of any and every nature (including reasonable attorneys' fees) that an Indemnified Party may sustain or incur or that may be asserted against an Indemnified Party by any person arising directly or indirectly (i) from the fact that Securities are registered in the name of any such nominee, (ii) from any action taken or omitted to be taken by the Custodian or such Sub-Custodian (a) at the request or direction of or in reliance on the advice of the Trust, or (b) upon Proper Instructions, or (iii) from the performance of its obligations under this Agreement or any sub-custody agreement, provided that neither the Custodian nor any such Sub-Custodian shall be indemnified and held harmless from and against any such claim, demand, loss, expense or liability arising out of or relating to its refusal or failure to comply with the terms of this Agreement (or any sub-custody agreement), or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement (or any sub-custody agreement).  This indemnity shall be a continuing obligation of the Trust, its successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the terms "Custodian" and "Sub-Custodian" shall include their respective directors, officers and employees.

10.02      Indemnification by Custodian.  The Custodian shall indemnify and hold harmless the Trust from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that the Trust may sustain or incur or that may be asserted against the Trust by any person arising directly or indirectly out of any action taken or omitted to be taken by an Indemnified Party as a result of the Indemnified Party's refusal or failure to comply with the terms of this Agreement (or any sub-custody agreement), or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement (or any sub-custody agreement).  This indemnity shall be a continuing obligation of the Custodian, its successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the term "Trust" shall include the Trust's directors, officers and employees.

10.03      Security.  If the Custodian advances cash or Securities to the Fund for any purpose, either at the Trust's request or as otherwise contemplated in this Agreement, or in the event that the Custodian or its nominee incurs, in connection with its performance under this Agreement, any claim, demand, loss, expense or liability (including reasonable attorneys' fees) (except such as may arise from its or its nominee's bad faith, negligence or willful misconduct), then, in any such event, any property at any time held for the account of the Fund shall be security therefor, and should the Fund fail promptly to repay or indemnify the Custodian, the Custodian shall be entitled to utilize available cash of such Fund and to dispose of other assets of such Fund to the extent necessary to obtain reimbursement or indemnification.

10.04      Miscellaneous.

   (a) Neither party to this Agreement shall be liable to the other party for consequential, special or punitive damages under any provision of this Agreement.

   (b) The indemnity provisions of this Article shall indefinitely survive the termination and/or assignment of this Agreement.

   (c) In order that the indemnification provisions contained in this Article shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification. The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification.  In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section.  The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor's prior written consent.

## ARTICLE XI.

### FORCE MAJEURE

Neither the Custodian nor the Trust shall be liable for any failure or delay in performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitation, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; acts of terrorism; sabotage; strikes; epidemics; riots; power failures; computer failure and any such circumstances beyond its reasonable control as may cause interruption, loss or malfunction of utility, transportation, computer (hardware or software) or telephone communication service; accidents; labor disputes; acts of civil or military authority; governmental actions; or inability to obtain labor, material, equipment or transportation; provided, however, that in the event of a failure or delay, the Custodian (i) shall not discriminate against the Fund in favor of any other customer of the Custodian in making computer time and personnel available to input or process the transactions contemplated by this Agreement, and (ii) shall use its best efforts to ameliorate the effects of any such failure or delay.

## ARTICLE XII.

### PROPRIETARY AND CONFIDENTIAL INFORMATION

12.01    The Custodian agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Trust, all records and other information relative to the Trust and prior, present, or potential shareholders of the Trust (and clients of said shareholders), and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except (i) after prior notification to and approval in writing by the Trust, which approval shall not be unreasonably withheld and may not be withheld where the Custodian may be exposed to civil or criminal contempt proceedings for failure to comply, (ii) when requested to divulge such information by duly constituted authorities, or (iii) when so requested by the Trust.  Records and other information which have become known to the public through no wrongful act of the Custodian or any of its employees, agents or representatives, and information that was already in the possession of the Custodian prior to receipt thereof from the Trust or its agent, shall not be subject to this paragraph.

12.02    Further, the Custodian will adhere to the privacy policies adopted by the Trust pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time.  In this regard, the Custodian shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information relating to the Trust and its shareholders.

# ARTICLE XIII.

## EFFECTIVE PERIOD; TERMINATION

13.01     Effective Period.  This Agreement shall become effective as of the date first written above and will continue in effect for a period of three years.

13.02     Termination.  This Agreement may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties.  Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party.  In addition, the Trust may, at any time, immediately terminate this Agreement in the event of the appointment of a conservator or receiver for the Custodian by regulatory authorities or upon the happening of a like event at the direction of an appropriate regulatory agency or court of competent jurisdiction.

13.03     Early Termination.  In the absence of any material breach of this Agreement, should the Trust elect to terminate this Agreement prior to the end of the three year term, the trust agrees to pay the following fees:

>          a) All monthly fees through the life of the contract, including the rebate of any negotiated discounts;
>          b) All fees associated with converting services to a successor service provider;
>          c) All fees associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider;
>          All out-of-pocket costs associated with a-c above

13.04     Appointment of Successor Custodian.  If a successor custodian shall have been appointed by the Board of Trustees, the Custodian shall, upon receipt of a notice of acceptance by the successor custodian, on such specified date of termination (i) deliver directly to the successor custodian all Securities (other than Securities held in a Book-Entry System or Securities Depository) and cash then owned by the Fund and held by the Custodian as custodian, and (ii) transfer any Securities held in a Book-Entry System or Securities Depository to an account of or for the benefit of the Fund at the successor custodian, provided that the Trust shall have paid to the Custodian all fees, expenses and other amounts to the payment or reimbursement of which it shall then be entitled.  In addition, the Custodian shall, at the expense of the Trust, transfer to such successor all relevant books, records, correspondence, and other data established or maintained by the Custodian under this Agreement in a form reasonably acceptable to the Trust (if such form differs from the form in which the Custodian has maintained the same, the Trust shall pay any expenses associated with transferring the data to such form), and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from the Custodian's personnel in the establishment of books, records, and other data by such successor.  Upon such delivery and transfer, the Custodian shall be relieved of all obligations under this Agreement.

13.05 <u>Failure to Appoint Successor Custodian</u>. If a successor custodian is not designated by the Trust on or before the date of termination of this Agreement, then the Custodian shall have the right to deliver to a bank or trust company of its own selection, which bank or trust company (i) is a "bank" as defined in the 1940 Act, and (ii) has aggregate capital, surplus and undivided profits as shown on its most recent published report of not less than $25 million, all Securities, cash and other property held by Custodian under this Agreement and to transfer to an account of or for the Fund at such bank or trust company all Securities of the Fund held in a Book-Entry System or Securities Depository. Upon such delivery and transfer, such bank or trust company shall be the successor custodian under this Agreement and the Custodian shall be relieved of all obligations under this Agreement. In addition, under these circumstances, all books, records and other data of the Trust shall be returned to the Trust.


**ARTICLE XIV.**

**CLASS ACTIONS**


The Custodian shall use its best efforts to identify and file claims for the Fund(s) involving any class action litigation that impacts any security the Fund(s) may have held during the class period. The Trust agrees that the Custodian may file such claims on its behalf and understands that it may be waiving and/or releasing certain rights to make claims or otherwise pursue class action defendants who settle their claims. Further, the Trust acknowledges that there is no guarantee these claims will result in any payment or partial payment of potential class action proceeds and that the timing of such payment, if any, is uncertain.

However, the Trust may instruct the Custodian to distribute class action notices and other relevant documentation to the Fund(s) or its designee and, if it so elects, will relieve the Custodian from any and all liability and responsibility for filing class action claims on behalf of the Fund(s).

In the event the Fund(s) are closed, the Custodian shall only file the class action claims upon written instructions by an authorized representative of the closed Fund(s). Any expenses associated with such filing will be assessed against the proceeds received of any class action settlement.


**ARTICLE XV.**

**MISCELLANEOUS**


15.01 <u>Compliance with Laws</u>. The Trust has and retains primary responsibility for all compliance matters relating to the Fund, including but not limited to compliance with the 1940 Act, the Internal Revenue Code of 1986, the Sarbanes-Oxley Act of 2002, the USA Patriot Act of 2001 and the policies and limitations of the Fund relating to its portfolio investments as set forth in its Prospectus and statement of additional information. The Custodian's services hereunder shall not relieve the Trust of its responsibilities for assuring such compliance or the Board of Trustee's oversight responsibility with respect thereto.

15.02    Amendment.  This Agreement may not be amended or modified in any manner except by written agreement executed by the Custodian and the Trust, and authorized or approved by the Board of Trustees.

15.03    Assignment.  This Agreement shall extend to and be binding upon the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by the Trust without the written consent of the Custodian, or by the Custodian without the written consent of the Trust accompanied by the authorization or approval of the Board of Trustees.

15.04    Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, without regard to conflicts of law principles.  To the extent that the applicable laws of the State of Ohio, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the SEC thereunder.

15.05    No Agency Relationship.  Nothing herein contained shall be deemed to authorize or empower either party to act as agent for the other party to this Agreement, or to conduct business in the name, or for the account, of the other party to this Agreement.

15.06    Services Not Exclusive.  Nothing in this Agreement shall limit or restrict the Custodian from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

15.07    Invalidity. Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

15.08    Notices.  Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, or three days after sent by registered or certified mail, postage prepaid, return receipt requested, or on the date sent and confirmed received by facsimile transmission to the other party's address set forth below:

Notice to the Custodian shall be sent to:

U.S Bank, N.A.
1555 N. Rivercenter Dr., MK-WI-S302
Milwaukee, WI 53212

Attn:  Tom Fuller
Phone: 414-905-6118
Fax: 866-350-5066

and notice to the Trust shall be sent to:

U.S Bancorp Fund Services, LLC
ATTN: Trust for Professional Managers
615 E. Michigan St., Risk and Compliance
Milwaukee, WI 53202

15.09 <u>Multiple Originals</u>. This Agreement may be executed on two or more counterparts, each of which when so executed shall be deemed an original, but such counterparts shall together constitute but one and the same instrument.

15.10 <u>No Waiver</u>. No failure by either party hereto to exercise, and no delay by such party in exercising, any right hereunder shall operate as a waiver thereof. The exercise by either party hereto of any right hereunder shall not preclude the exercise of any other right, and the remedies provided herein are cumulative and not exclusive of any remedies provided at law or in equity.

15.11 <u>References to Custodian</u>. The Trust shall not circulate any printed matter which contains any reference to Custodian without the prior written approval of Custodian, excepting printed matter contained in the prospectus or statement of additional information for the Fund and such other printed matter as merely identifies Custodian as custodian for the Fund. The Trust shall submit printed matter requiring approval to Custodian in draft form, allowing sufficient time for review by Custodian and its counsel prior to any deadline for printing.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

**TRUST FOR PROFESSIONAL MANAGERS**                      **U.S. BANK, NATIONAL ASSOCIATION**

By: /s/ Joseph Neuberger                                                    By: /s/ Michael R. McVoy

Name: Joseph Neuberger                                                      Name: Michael R. McVoy

Title: Chairman                                                                    Title: Vice President

**AUTHORIZED PERSONS for (Performance Trust)**

Set forth below are the names and specimen signatures of the persons authorized by the Trust for Professional Managers to administer the Fund Custody Accounts.

| Authorized Persons – Printed Name & Title | Specimen Signatures |
|---|---|
| | /s/ Peter B. Cook |
| | |
| | |
| | |
| | |
| | |
| | |
| | |
| | |
| | |
| | |
| | |
| | |

23

**U.S. Bank Institutional Custody Services**
**Standards of Service Guide**

U.S. Bank, N.A. ("USBank") is committed to providing superior quality service to all customers and their agents at all times. We have compiled this guide as a tool for our clients to determine our standards for the processing of security settlements, payment collection, and capital change transactions. Deadlines recited in this guide represent the times required for USBank to guarantee processing. Failure to meet these deadlines will result in settlement at our client's risk. In all cases, USBank will make every effort to complete all processing on a timely basis.

USBank is a direct participant of the Depository Trust Company, a direct member of the Federal Reserve Bank of Cleveland, and utilizes the Bank of New York as its agent for ineligible and foreign securities.

For corporate reorganizations, USBank utilizes SEI's Reorg Source, Financial Information, Inc., XCITEK, DTC Important Notices, Capital Changes Daily (CCH) and the Wall Street Journal.

For bond calls and mandatory puts, USBank utilizes SEI's Bond Source, Kenny Information Systems, Standard & Poor's Corporation, XCITEK, and DTC Important Notices. USBank will not notify clients of optional put opportunities.

Any securities delivered free to USBank or its agents must be received one (1) business day prior to any payment or settlement in order for the USBank standards of service to apply.

Should you have any questions regarding the information contained in this guide, please feel free to contact your account representative.

*The information contained in this Standards of Service Guide is subject to change. Should any changes be made USBank will provide you with an updated copy of its Standards of Service Guide.*

**U.S. Bank Security Settlement Standards**

| Transaction Type | Instructions Deadlines-Central Time |
|---|---|
| Securities Eligible for DTC | 1:00 p.m. on Settlement Date |
| · Equities | |
| · Corporate & municipal bonds | |
| · Commercial paper | |
| · Medium-term notes | |
| · Collateralized mortgage issues | |
| · Zero coupon bonds (already at DTC) | |
| Federal Reserve book-entry securities (includes treasuries, agencies, GNMAs) | 12:30 p.m. on Settlement Date |
| Bank of New York – physical securities | 11::00 a.m. on  Settlement Date minus one |
| Purchase of physical security to be held in Milwaukee vault.  Includes private placements | 1 day prior to Settlement Date |
| Sale of physical security held in Milwaukee vault Proper documents must be included if asset in customer's name | 2 days prior to Settlement Date |

**U.S. Bank Payment Standards**

| Security Type | Income | Principal |
|---|---|---|
| Equities | Payable Date | |
| Municipal Bonds* | Payable Date | Payable Date |
| Corporate Bonds* | Payable Date | Payable Date |
| Federal Reserve Bank Book Entry* | Payable Date | Payable Date |
| PTC GNMA's (P&I) | Payable Date + 1 | Payable Date + 1 |
| CMOs * | | |
| DTC | Payable Date + 1 | Payable Date + 1 |
| SBA Loan Certificates | When Received | When Received |
| Unit Investment Trust Certificates* | Payable Date | Payable Date |
| Certificates of Deposit* | Payable Date + 1 | Payable Date + 1 |
| Limited Partnerships | When Received | When Received |
| Foreign Securities | When Received | When Received |
| *Variable Rate Securities | | |
| Federal Reserve Bank Book Entry | Payable Date | Payable Date |
| DTC | Payable Date + 1 | Payable Date + 1 |

**NOTE**:   If a payable date falls on a weekend or bank holiday, payment will be made on the immediately following business day.

**U.S. Bank Corporate Reorganization Standards**

*Type of Action*

*Deadline for Client Instructions
to U.S. Bank – Central Time*

Voluntary offers including:

- Rights
- Warrants
- Election mergers
- Mandatory puts with option to retain
- Optional puts
- Voluntary tenders
- Consents
- Exchanges
- Conversions

24 hours prior to expiration

**EXHIBIT C**

**to the Trust for Professional Managers Custody Agreement**

**Fund Names**

<u>Name of Series</u>                                                                                  <u>Date Added</u>
Performance Trust Total Return Bond Fund                                      on or after August 10, 2010

---

28

**Multiple Series Trust**
**DOMESTIC CUSTODY SERVICES**
**FEE SCHEDULE at August, 2010**

### <u>Annual Fee Based Upon Market Value Per Fund*</u>

\_\_\_\_\_ basis point on average daily market value
Minimum annual fee per fund - $\_\_\_\_\_
Plus portfolio transaction fees

### <u>Portfolio Transaction Fees</u>

$\_\_\_\_\_ /book entry DTC transaction/Federal Reserve transaction/principal paydown
$\_\_\_\_\_ /U.S. Bank repo agreement transaction
$\_\_\_\_\_ /short sale
$\_\_\_\_\_ /option/future contract written, exercised or expired
$\_\_\_\_\_ /mutual fund trade/Fed wire/margin variation Fed wire
$\_\_\_\_\_ /physical transaction
$\_\_\_\_\_ /segregated account per year

▪ A transaction is a purchase/sale of a security, free receipt/free delivery, maturity, tender or exchange.
▪ No charge for the initial conversion free receipt.
▪ Overdrafts – charged to the account at prime interest rate plus \_\_\_\_\_.

### <u>Out-Of-Pocket Expenses</u>

Including but not limited to expenses incurred in the safekeeping, delivery and receipt of securities, shipping, transfer fees, deposit withdrawals at custodian (DWAC) fees, and extraordinary expenses based upon complexity.

*Subject to annual CPI increase, Milwaukee MSA.
Fees are billed monthly.

Advisor's signature below acknowledges approval of the fees on this Exhibit D.

**By: Performance Trust Investment Advisors, LLC**

**Name:** /s/ Peter B. Cook_____

**Title:** \_CIO_____

**Date:** 8/18/2010_____

29

## EXHIBIT E

### SHAREHOLDER COMMUNICATIONS ACT AUTHORIZATION

### TRUST FOR PROFESSIONAL MANAGERS

The Shareholder Communications Act of 1985 requires banks and trust companies to make an effort to permit direct communication between a company which issues securities and the shareholder who votes those securities.

Unless you specifically require us to NOT release your name and address to requesting companies, we are required by law to disclose your name and address.

Your "yes" or "no" to disclosure will apply to all securities U.S. Bank holds for you now and in the future, unless you change your mind and notify us in writing.

_____ YES          U.S. Bank is authorized to provide the Trust's name, address and security position to requesting companies whose stock is owned by the Trust.

_____ NO          U.S. Bank is NOT authorized to provide the Trust's name, address and security position to requesting companies whose stock is owned by the Trust.

**TRUST FOR PROFESSIONAL MANAGERS,**
**on behalf of its series listed on Exhibit C**

By: /s/ Joseph Neuberger

Title: Joseph Neuberger, Chairman

Date: _____

Performance Trust 8/10

**FUND ADMINISTRATION SERVICING AGREEMENT**

THIS AGREEMENT is made and entered into as of this 10th day of August, 2010, by and between the **TRUST FOR PROFESSIONAL MANAGERS,** a Delaware statutory trust (the "Trust"), on behalf of its series named in Exhibit A hereto, (each a "Fund" and collectively the "Funds") and **U.S. BANCORP FUND SERVICES, LLC**, a Wisconsin limited liability company ("USBFS").

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company, and is authorized to issue shares of beneficial interest in separate series, with each such series representing interests in a separate portfolio of securities and other assets; and

WHEREAS, USBFS is, among other things, in the business of providing fund administration services for the benefit of its customers; and

WHEREAS, the Trust desires to retain USBFS to provide fund administration services to each series of the Trust listed on Exhibit A hereto (as amended from time to time) (each a "Fund" and collectively, the "Funds").

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

**1.      Appointment of USBFS as Administrator**

The Trust hereby appoints USBFS as administrator of the Trust on the terms and conditions set forth in this Agreement, and USBFS hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement.  The services and duties of USBFS shall be confined to those matters expressly set forth herein, and no implied duties are assumed by or may be asserted against USBFS hereunder.

**2.      Services and Duties of USBFS**

USBFS shall provide the following administration services to the Fund:

    A.  General Fund Management:
      (1)      Act as liaison among Fund service providers
      (2)      Supply:
          a.      Corporate secretarial services.
          b.  Office facilities (which may be in USBFS's, or an affiliate's, own offices).
          c.  Non-investment-related statistical and research data as needed.

(3)    Coordinate the Trust's board of trustees (the "Board of Trustees" or the "Trustees") communications, such as:
  a. Prepare meeting agendas and resolutions, with the assistance of Fund counsel.
  b. Prepare reports for the Board of Trustees based on financial and administrative data.
  c. Evaluate independent auditor.
  d. Secure and monitor fidelity bond and director and officer liability coverage, and make the necessary Securities and Exchange Commission (the "SEC") filings relating thereto.
  e. Prepare minutes of meetings of the Board of Trustees and Fund shareholders.
  f. Recommend dividend declarations to the Board of Trustees and prepare and distribute to appropriate parties notices announcing declaration of dividends and other distributions to shareholders.
  g. Provide personnel to serve as officers of the Trust if so elected by the Board of Trustees; attend Board of Trustees meetings and present materials for Trustees' review at such meetings.

(4)    Audits:
  a. Prepare appropriate schedules and assist independent auditors.
  b. Provide information to the SEC and facilitate audit process.
  c. Provide office facilities.

(5)    Assist in overall operations of the Fund.
(6)    Pay Fund expenses upon written authorization from the Trust.
(7)    Keep the Trust's governing documents, including its charter, bylaws and minute books, but only to the extent such documents are provided to USBFS by the Trust or its representatives for safe keeping.

B. Compliance:
(1)    Regulatory Compliance:
  a. Monitor compliance with the 1940 Act requirements, including:
    (i)    Asset diversification tests.
    (ii)    Total return and SEC yield calculations.
    (iii)    Maintenance of books and records under Rule 31a-3.
    (iv)    Code of ethics requirements under Rule 17j-1 for the disinterested Trustees.

  b. Monitor Fund's compliance with the policies and investment limitations as set forth in its prospectus (the "Prospectus") and statement of additional information (the "SAI").

  c. Perform its duties hereunder in compliance with all applicable laws and regulations and provide any sub-certifications reasonably requested by the Trust in connection with any certification required of the Trust pursuant to the Sarbanes-Oxley Act of 2002 (the "SOX Act") or any rules or regulations promulgated by the SEC thereunder, provided the same shall not be deemed to change USBFS's standard of care as set forth herein.

d. Monitor applicable regulatory and operational service issues, and update Board of Trustees periodically.

  (2)    Blue Sky Compliance:
      a. Prepare and file with the appropriate state securities authorities any and all required compliance filings relating to the qualification of the securities of the Fund so as to enable the Fund to make a continuous offering of its shares in all states.
      b. Monitor status and maintain registrations in each state.
      c. Provide updates regarding material developments in state securities regulation.

  (3)    SEC Registration and Reporting:
      a. Assist Fund counsel in annual update of the Prospectus and SAI and in preparation of proxy statements as needed.
      b. Prepare and file annual and semiannual shareholder reports, Form N-SAR, Form N-CSR, and Form N-Q filings and Rule 24f-2 notices.  As requested by the Trust, prepare and file Form N-PX filings.
      c. Coordinate the printing, filing and mailing of Prospectuses and shareholder reports, and amendments and supplements thereto.
      d. File fidelity bond under Rule 17g-1.
      e. Monitor sales of Fund shares and ensure that such shares are properly registered or qualified, as applicable, with the SEC and the appropriate state authorities.

  (4)    IRS Compliance:
      a. Monitor the Trust's status as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the "Code"), including without limitation, review of the following:
        (i)      Asset diversification requirements.
        (ii)     Qualifying income requirements.
        (iii)    Distribution requirements.

      b. Calculate required distributions (including excise tax distributions).

C. Financial Reporting:
  (1)    Provide financial data required by the Prospectus and SAI.
  (2)    Prepare financial reports for officers, shareholders, tax authorities, performance reporting companies, the Board of Trustees, the SEC, and independent accountants.

(3)    Supervise the Fund's custodian and fund accountants in the maintenance of the Fund's general ledger and in the preparation of the Fund's financial statements, including oversight of expense accruals and payments, the determination of net asset value and the declaration and payment of dividends and other distributions to shareholders.

(4)    Compute the yield, total return, expense ratio and portfolio turnover rate of each class of the Fund.

(5)    Monitor the expense accruals and notify the Trust's management of any proposed adjustments.

(6)    Prepare quarterly financial statements, which include, without limitation, the following items:
        a. Schedule of Investments.
        b. Statement of Assets and Liabilities.
        c. Statement of Operations.
        d. Statement of Changes in Net Assets.
        e. Cash Statement.
        f. Schedule of Capital Gains and Losses.

(7)    Prepare quarterly broker security transaction summaries.

D.  Tax Reporting:

(1)    Prepare and file on a timely basis appropriate federal and state tax returns including, without limitation, Forms 1120/8610, with any necessary schedules.

(2)    Prepare state income breakdowns where relevant.

(3)    File Form 1099 for payments to disinterested Trustees and other service providers.

(4)    Monitor wash sale losses.

(5)    Calculate eligible dividend income for corporate shareholders.

E.  Eagle Portal System:

The Eagle Portal System (the "System", "Advisor Information Source" or "AIS") is a web-based report delivery system that generates holding, position and tax reports. Data from IDC, CPORT, S&P and GICs populate the data warehouse from which reports are generated. Reports can be customer run or scheduled for automatic delivery to a portal inbox. This is an internal software application which is maintained and monitored by internal staff.

(1)    Provide access to the System 24 hours a day, 7 days a week, subject to scheduled maintenance and events outside of USBFS's reasonable control. Unless an emergency is encountered, no routine maintenance will occur during the hours of 8:00 a.m to 3:00 p.m. Central Time.

(2)    Supply necessary software to access the System, if necessary.

(3)    Provide training and connectivity support as outlined in the pricing model agreed upon by the parties.

(4)     Maintain and support the System, which shall include providing error corrections, minor enhancements and interim upgrades to the System and providing help desk support to provide assistance to the Trust's employees and agents with their use of the System.  Maintenance and support, as used herein, shall not include (i) access to or use of any substantial added functionality, new interfaces, new architecture, new platforms, new versions or major development efforts, unless made generally available by USBFS to System customers, as determined solely by USBFS or (ii) maintenance of customized features.  To the extent possible, USBFS shall notify the Trust of all planned outages and will perform any necessary maintenance during non-business hours.

(5)     Establish systems to guide assist and permit End Users (as defined below) who access the System from the Trust's web site(s) to electronically perform inquiries and create and transmit transaction requests to USBFS.

(6)     Address and mail, at the Trust's expense, notification and promotional mailings and other communications provided by the Trust to shareholders regarding the availability of the System.

(7)     Issue to each shareholder, financial adviser or other person or entity who desires to make inquiries concerning the Trust or perform transactions in accounts with the Trust using the System (the "End User") a unique user ID and password for authentication purposes, which may be changed upon an End User's reasonable request in accordance with policies to be determined by USBFS and the Trust.  USBFS will require the End User to use his/her user ID and password in order to access the System.

(8)     Utilize encryption and secure transport protocols intended to prevent fraud and ensure confidentiality of End User accounts and transactions.  In no event shall USBFS use encryption weaker than a 40-bit RC4 Stream.  USBFS will take reasonable actions, including periodic scans of Internet interfaces and the System, to protect the Internet web site that provides the System and related network, against viruses, worms and other data corruption or disabling devices, and unauthorized, fraudulent or illegal use, by using appropriate virus detection and destructive software and by adopting such other security procedures as may be necessary.

(9)     Establish and provide to the Trust written procedures, which may be amended from time to time by USBFS with the written consent of the Trust, regarding End User access to the System.  Such written procedures shall establish security standards for the System, including, without limitation:

        a. Encryption/secure transport protocols.

5

        b.   End User lockout standards (e.g., lockout after three unsuccessful attempts to  gain access to the System).

        c.   User ID and password issuance and reissuance standards.

        d.   Access standards, including limits on access to End Users whose accounts are coded  for privilege.

        e.   Automatic logoff standards (e.g., if the session is inactive for longer than 15 minutes).

    (10)   Ensure that the HTTPS Server is accessible via the Internet.

**3.**      **Compensation**

USBFS shall be compensated for providing the services set forth in this Agreement in accordance with the fee schedule set forth on <u>Exhibit B</u> hereto (as amended from time to time).  USBFS shall also be compensated for such out-of-pocket expenses (e.g., telecommunication charges, postage and delivery charges, and reproduction charges) as are reasonably incurred by USBFS in performing its duties hereunder.  The Trust shall pay all such fees and reimbursable expenses within 30 calendar days following receipt of the billing notice, except for any fee or expense subject to a good faith dispute.  The Trust shall notify USBFS in writing within 30 calendar days following receipt of each invoice if the Trust is disputing any amounts in good faith. The Trust shall pay such disputed amounts within 10 calendar days of the day on which the parties agree to the amount to be paid.  With the exception of any fee or expense the Trust is disputing in good faith as set forth above, unpaid invoices shall accrue a finance charge of 1½% per month after the due date. Notwithstanding anything to the contrary, amounts owed by the Trust to USBFS shall only be paid out of the assets and property of the particular Fund involved.

**4.**      **Representations and Warranties**

A. The Trust hereby represents and warrants to USBFS, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)    It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)    This Agreement has been duly authorized, executed and delivered by the Trust in accordance with all requisite action and constitutes a valid and legally binding obligation of the Trust, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties; and

(3)    It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

B.  USBFS hereby represents and warrants to the Trust, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)    It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)    This Agreement has been duly authorized, executed and delivered by USBFS in accordance with all requisite action and constitutes a valid and legally binding obligation of USBFS, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties; and

(3)    It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

C.  USBFS MAKES NO WARRANTIES OR REPRESENTATIONS, EXPRESSED OR IMPLIED, WITH RESPECT TO THE SUITABILITY AND ACCURACY OF FUND DATA, SYSTEMS, INDUSTRY INFORMATION AND PROCESSES ACCESSED THROUGH THE SYSTEM.

**5.**    **Standard of Care; Indemnification; Limitation of Liability**

A.  USBFS shall exercise reasonable care in the performance of its duties under this Agreement. USBFS shall not be liable to the Trust for any error of judgment, any mistake of law or any loss or damage suffered by it in connection with USBFS's duties under this Agreement, including any loss resulting from (i) any fraudulent, unauthorized or otherwise improper use by the Trust of any identification, security codes or systems, or access mechanisms assigned by USBFS in connection with access to the System, (ii) mechanical breakdowns, the failure of communication or power supplies or USBFS's failure or delay in delivering the System to the extent such breakdown, failure or delay is beyond USBFS's control, except those losses or damages arising out of or relating to USBFS's refusal or failure to comply with the terms of this Agreement or from USBFS's bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement.

B. The Trust shall indemnify and hold harmless USBFS from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that USBFS may sustain or incur or that may be asserted against USBFS by any person arising out of any action taken or omitted to be taken by it in performing the services hereunder (i) in accordance with the foregoing standards, or (ii) in reliance upon any written or oral instruction provided to USBFS by any duly authorized officer of the Trust, as approved by the Board of Trustees, except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to USBFS's refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of the Trust, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term "USBFS" shall include USBFS's directors, officers and employees.

USBFS shall indemnify and hold the Trust harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that the Trust may sustain or incur or that may be asserted against the Trust by any person arising out of any action taken or omitted to be taken by USBFS as a result of USBFS's refusal or failure to comply with the terms of this Agreement, or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of USBFS, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term "Trust" shall include the Trust's directors, officers and employees.

Neither party to this Agreement shall be liable to the other party for consequential, special or punitive damages under any provision of this Agreement.

In the event of a mechanical breakdown, failure of communication or power supplies or its failure or delay in delivering the System due to an event beyond its control, USBFS shall take all reasonable steps to minimize service interruptions for any period that such interruption continues. USBFS will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of USBFS. USBFS agrees that it shall, at all times, have reasonable contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available. Representatives of the Trust shall be entitled to inspect USBFS's premises and operating capabilities at any time during regular business hours of USBFS, upon reasonable notice to USBFS. Moreover, USBFS shall provide the Trust, at such times as the Trust may reasonably require, copies of reports rendered by independent accountants on the internal controls and procedures of USBFS relating to the services provided by USBFS under this Agreement.

Notwithstanding the above, USBFS reserves the right to reprocess and correct administrative errors at its own expense.

The Trust shall hold harmless USBFS from and against any and all claims, demands, losses, expenses and liabilities of any and every nature (including reasonable attorneys' fees) to which the Trust may become subject (collectively, "Liabilities") arising from or by reason of its use of the equipment, software or other related services provided by vendors to USBFS, except those Liabilities arising out of or relating to the USBFS's refusal or failure to comply with the terms of the Agreement or the terms of its agreement with the applicable vendor or from USBFS's bad faith, negligence, or willful misconduct in the performance or USBFS's duties under the Agreement.

C. In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification. The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification. In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section. The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor's prior written consent.

D. The indemnity and defense provisions set forth in this Section 5 shall indefinitely survive the termination and/or assignment of this Agreement.

E. If USBFS is acting in another capacity for the Trust pursuant to a separate agreement, nothing herein shall be deemed to relieve USBFS of any of its obligations in such other capacity.

6. **Duties and Obligations of the Trust**

A. The Trust shall furnish to USBFS the data necessary to perform the services described herein at such times and in such form as mutually agreed upon by the parties.

B. In connection with its use of the System (also known as Advisors Information System), the Trust shall:

(1) Provide and maintain, at its own expense, one or more personal computers for accessing the Advisors Information System that will accommodate and be compatible with the software provided by USBFS.

(2) Follow any and all procedures necessary to access the System as may be set forth in any user guide or instruction manual provided and which may be amended or supplemented from time to time.

(3) Provide for the security of all codes and system access mechanisms relating to the System and implement such security procedures and/or devices to ensure the integrity of the System when accessed by the Trust from its principal place of business.

(4) Acknowledge that all programs, software, manuals and other written information relating to the System shall remain the exclusive property of USBFS at all times.

(5) Acknowledge that it is responsible for determining the suitability and accuracy of the information obtained through its access to the System. The Trust assumes exclusive responsibility for the consequences of any instructions it may give to USBFS or the Trust's or End Users' failure to properly access the System in the manner prescribed by USBFS, and for the Trust's failure to supply accurate information to USBFS.

(6) Promptly notify USBFS of any problems or errors with the System of which the Trust becomes aware or any changes in policies or procedures of the Trust requiring changes to the System.

(7) Comply, and instruct End Users to comply, with all the End User enrollment and authorization procedures.

(8) Obtain and pay for connectivity to the HTTPS Server.

(9) Have the proper equipment and software to enable End Users to access the HTTPS Server and download the files and obtain all related maintenance, including support in the event of download problems.

7.    **Proprietary and Confidential Information**

USBFS agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Trust, all records and other information relative to the Trust and prior, present, or potential shareholders of the Trust (and clients of said shareholders), and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except (i) after prior notification to and approval in writing by the Trust, which approval shall not be unreasonably withheld and may not be withheld where USBFS may be exposed to civil or criminal contempt proceedings for failure to comply, (ii) when requested to divulge such information by duly constituted authorities, or (iii) when so requested by the Trust.  Records and other information which have become known to the public through no wrongful act of USBFS or any of its employees, agents or representatives, and information that was already in the possession of USBFS prior to receipt thereof from the Trust, shall not be subject to this paragraph.

Further, USBFS will adhere to the privacy policies adopted by the Trust pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time.  In this regard, USBFS shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information relating to the Trust and its shareholders.

8.    **Records**

USBFS shall keep records relating to the services to be performed hereunder in the form and manner, and for such period, as it may deem advisable and is agreeable to the Trust, but not inconsistent with the rules and regulations of appropriate government authorities, in particular, Section 31 of the 1940 Act and the rules thereunder.  USBFS agrees that all such records prepared or maintained by USBFS relating to the services to be performed by USBFS hereunder are the property of the Trust and will be preserved, maintained, and made available in accordance with such applicable sections and rules of the 1940 Act and will be promptly surrendered to the Trust or its designee on and in accordance with its request.

USBFS and its agents shall employ commercially reasonable security procedures to ensure that unauthorized third-parties do not have access to the Trust's databases, files, and other information provided by the Trust to USBFS for use with the System, the names of end users or end user transaction or account data (collectively, "Trust Files").  USBFS shall notify the Trust promptly in the event USBFS receives a request for the Trust Files from a securities regulator with jurisdiction over the Trust.

9.    **Proprietary Rights**

A.    The Trust acknowledges and agrees that by virtue of accessing the System, it shall not obtain any rights in or to any of the software, templates, screen and file formats, interface protocols, formats and development tools and instructions, hardware, processes, trade secrets, instruction manuals, enrollment authorization, authentication and other business processes, proprietary information or distribution and communication networks used to allow access to the System owned by or licensed to USBFS.  Any interface and other software or programs provided to the Trust in order to provide connectivity to the System shall be used by the Trust only for the period during which this Agreement is in effect and only in accordance with the terms of this Agreement, and shall not be used by the Trust to provide connectivity to or through any other system or person without USBFS's prior written approval.  The Trust shall not copy, decompile or reverse engineer any software or programs provided to the Trust hereunder.  The Trust also agrees not to take any action which would mask, delete or otherwise alter any on-screen disclaimers and copyright, trademark and service mark notifications, or any "point and click" features relating to acknowledgment and acceptance of such disclaimers and notifications.

B.    The Trust agrees that USBFS, without prejudice to any rights to judicial relief it may have, shall be entitled to see equitable relief including injunction, in the event of a breach by the Trust of this Section 9 and that the Trust will not resist such application for relief on the basis that USBFS has an adequate remedy at law.

C.    Each party acknowledges and agrees that it obtains no rights in or to any of the software, hardware, processes, trade secrets, and proprietary information or distribution and communication networks of the other hereunder. Except in the normal course of business and in conformity with Federal copyright law or with the other party's consent, neither party nor any of its affiliates shall disclose, use, copy, decompile or reverse engineer any software or other programs provided to such party by the other in connection herewith.

D.    Notwithstanding any other provision of the Agreement, each party hereto agrees that it shall not knowingly insert into any interface, other software, or other program provided by the other party hereunder, any "back door," "time bomb," "Trojan Horse," "worm," "drop dead device," "virus" or other computer software code or routines or hardware components designed to disable, damage or impair the operation of the System, program or operation hereunder. For its failure to comply with the foregoing, the non-complying party shall immediately replace all copies of the affected work product, System or software. All costs incurred with replacement including, but not limited to, cost of media, shipping, deliveries and installation, shall be borne by such non-complying party.

**10.    Compliance with Laws**

The Trust has and retains primary responsibility for all compliance matters relating to the Fund, including but not limited to compliance with the 1940 Act, the Code, the SOX Act, the USA Patriot Act of 2001 and the policies and limitations of the Fund relating to its portfolio investments as set forth in its Prospectus and SAI. USBFS's services hereunder shall not relieve the Trust of its responsibilities for assuring such compliance or the Board of Trustees' oversight responsibility with respect thereto.

**11.**     **Term of Agreement; Amendment**

This Agreement shall become effective as of the date first written above and will continue in effect for a period of three (3) years. This Agreement may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party. This Agreement may not be amended or modified in any manner except by written agreement executed by USBFS and the Trust, and authorized or approved by the Board of Trustees.

**12.**     **Duties in the Event of Termination**

In the event that, in connection with termination, a successor to any of USBFS's duties or responsibilities hereunder is designated by the Trust by written notice to USBFS, USBFS will promptly, upon such termination and at the expense of the Trust, transfer to such successor all relevant books, records, correspondence, and other data established or maintained by USBFS under this Agreement in a form reasonably acceptable to the Trust (if such form differs from the form in which USBFS has maintained the same, the Trust shall pay any expenses associated with transferring the data to such form), and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from USBFS's personnel in the establishment of books, records, and other data by such successor. If no such successor is designated, then such books, records and other data shall be returned to the Trust.

In the event of termination of the Agreement, the Trust shall immediately end its access to the System and return all codes, system access mechanisms, programs, manuals and other written information to USBFS, and shall destroy or erase all such information on any diskettes or other storage medium, unless such access continues to be permitted pursuant to a separate agreement between the Trust and USBFS that is in effect.

**13.**     **Early Termination Fees**

In the absence of any material breach of this Agreement, should the Trust elect to terminate this Agreement prior to the end of the term, the Trust agrees to pay the following fees:

        a. all monthly fees through the life of the contract, including the rebate of any negotiated discounts;
        b. all fees associated with converting services to successor service provider;
        c. all fees associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider;
        d. all out-of-pocket costs associated with a-c above.

**14.**     **Assignment**

This Agreement shall extend to and be binding upon the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by the Trust without the written consent of USBFS, or by USBFS without the written consent of the Trust accompanied by the authorization or approval of the Trust's Board of Trustees.

**15.**     **Governing Law**

This Agreement shall be construed in accordance with the laws of the State of Wisconsin, without regard to conflicts of law principles. To the extent that the applicable laws of the State of Wisconsin, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the SEC thereunder.

**16.**     **No Agency Relationship**

Nothing herein contained shall be deemed to authorize or empower either party to act as agent for the other party to this Agreement, or to conduct business in the name, or for the account, of the other party to this Agreement.

**17.**     **Services Not Exclusive**

Nothing in this Agreement shall limit or restrict USBFS from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

**18.**     **Invalidity**

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

**19.**     **Legal-Related Services**

Nothing in this Agreement shall be deemed to appoint USBFS and its officers, directors and employees as the Fund attorneys, form attorney-client relationships or require the provision of legal advice. The Fund acknowledges that in-house USBFS attorneys exclusively represent USBFS and rely on outside counsel retained by the Fund to review all services provided by in-house USBFS attorneys and to provide independent judgment on the Fund's behalf. Because no attorney-client relationship exists between in-house USBFS attorneys and the Fund, any information provided to USBFS attorneys may not be privileged and may be subject to compulsory disclosure under certain circumstances. USBFS represents that it will maintain the confidentiality of information disclosed to its in-house attorneys on a best efforts basis.

**20.   Notices**

Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, or three days after sent by registered or certified mail, postage prepaid, return receipt requested, or on the date sent and confirmed received by facsimile transmission to the other party's address set forth below:

Notice to USBFS and the Trust shall be sent to:

> U.S. Bancorp Fund Services, LLC
> ATTN: Trust for Professional Managers
> 615 East Michigan Street
> Milwaukee, WI 53202

**21.    Multiple Originals**

This Agreement may be executed on two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.

**IN WITNESS WHEREOF**, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

| **TRUST FOR PROFESSIONAL MANAGERS** | **U.S. BANCORP FUND SERVICES, LLC** |
|---|---|
| By: /s/ Joseph Neuberger | By: /s/ Michael R. McVoy |
| Name: Joseph Neuberger | Name: Michael R. McVoy |
| Title: Chairman | Title: Executive Vice President |

| Name of Series | Date Added |
|---|---|
| Performance Trust Total Return Bond Fund | on or after August 10, 2010 |

**Exhibit B to the Trust for Professional Managers Fund Administration Servicing Agreement**

**FUND ACCOUNTING, FUND ADMINISTRATION & PORTFOLIO COMPLIANCE, AND CHIEF COMPLIANCE OFFICER (CCO) SERVICES FEE SCHEDULE at August, 2010**

**Annual Fee Based Upon Average Net Assets Per Fund\***
_____ basis points on the first $_____
_____ basis points on the next $_____
_____ basis points on the balance
Minimum annual fee:  $_____ per fund

▪ Additional fee of $_____ for each additional class
▪ Additional fee of $_____ per manager/sub-advisor per fund

**Services Included in Annual Fee Per Fund**
▪ Daily performance reporting
▪ Advisor Information Source Web portal
▪ USBFS Legal Administration (e.g., registration statement update)

**CCO Annual Fees (Per Advisor Relationship/Fund)\***
▪ $_____ /fund (subject to change based on Board review and approval)
▪ $_____ / sub-advisor per fund

**Out-Of-Pocket Expenses**
Including but not limited to pricing services, corporate action services, fair value pricing services, factor services, customized reporting, third-party data provider costs, postage, stationery, programming, special reports, proxies, insurance, EDGAR filing, retention of records, federal and state regulatory filing fees, expenses from Board of directors meetings, third party auditing and legal expenses, wash sales reporting (GainsKeeper), conversion expenses (if necessary), and CCO team travel related costs to perform due diligence reviews at advisor or sub-advisor facilities.

**Additional Services**
Available but not included above are the following services – Section 15(c) reporting, daily compliance testing (Charles River), electronic Board materials, and additional services mutually agreed upon.

\*Subject to annual CPI increase, Milwaukee MSA.
Fees are billed monthly.
Advisor's signature below acknowledges approval of the fees on this Exhibit B.

**By:  Performance Trust Investment Advisors, LLC**

**Name:** /s/ Peter B. Cook_____

**Title:** CIO_____

**Date:**  8/18/2010_____

17

**FUND ADMINISTRATION & COMPLIANCE PORTFOLIO SERVICES**
**SUPPLEMENTAL SERVICES at August, 2010**

**Annual Legal Administration (INCLUDED IN ANNUAL FEE)**
Add the following for legal administration services in support of external legal counsel, including annual registration statement update and drafting of supplements:
▪ _____ basis point on assets, subject to $_____ additional minimum

**Additional Services (NOT INCLUDED IN ANNUAL FEE)**
▪ New fund launch – as negotiated based upon specific requirements
▪ Subsequent new fund launch – $_____ /project
▪ Subsequent new share class launch – $_____ /project
▪ Proxy – as negotiated based upon specific requirements

**Section 15(c) Reporting**
▪ $_____ /fund per report – first class
▪ $_____ /additional class report

**Daily Compliance Services (Charles River)**
▪ Base fee – $_____ /fund per year
▪ Setup – $_____ /fund group
▪ Data Feed – $_____ /security per month

**Daily Pre- and Post-Tax Performance Reporting (INCLUDED IN ANNUAL FEE)**
▪ Performance Service – $_____ /CUSIP per month
▪ FTP Delivery – $_____ setup /FTP site

**Advisor Information Source Web Portal (INCLUDED IN ANNUAL FEE)**
▪ $_____ /fund per month

**Pricing Services**
▪ $_____ Domestic and Canadian Equities/Options
▪ $_____ Corp/Gov/Agency Bonds/International Equities/Futures/Currency Rates
▪ $_____ CMOs/Municipal Bonds/Money Market Instruments/International Bonds
▪ $_____ /Fund per Day - Bank Loans
▪ $_____ /Fund per Day - Credit Default Swaps/Swaptions
▪ $_____ /Fund per Day - Basic Interest Rate Swaps
▪ $_____ /Fund per Month - Mutual Fund Pricing
▪ $_____ /Foreign Equity Security per Month for Corporate Action Service
▪ $_____ /Domestic Equity Security per Month for Corporate Action Service
▪ $_____ /Month Manual Security Pricing (>10/day)

**Factor Services (BondBuyer)**
▪ $_____ /CMO/Month
▪ $_____ /Mortgage Backed/Month
▪ $_____ /Month Minimum/Fund Group

**Fair Value Services (FT Interactive)**
▪ $_____ on the First 100 Securities/Day
▪ $_____ on the Balance of Securities/Day

NOTE: Prices above are based on using IDC as the primary pricing service and are subject to change. Use of alternative sources may result in additional fees.
Advisor's signature below acknowledges approval of the fees on this Exhibit B.
**By:  Performance Trust Investment Advisors, LLC**


**Name:** /s/ Peter B. Cook_____


**Title:**  CIO_____                **Date:** 8/18/2010_____

## TRANSFER AGENT SERVICING AGREEMENT

THIS AGREEMENT is made and entered into as of the 10th day of August, 2010, by and between **TRUST FOR PROFESSIONAL MANAGERS**, a Delaware statutory trust, (the "Trust") on behalf of its series named in <u>Exhibit A</u> hereto, (each a "Fund", and collectively the "Funds") and **U.S. BANCORP FUND SERVICES, LLC**, a Wisconsin limited liability company ("USBFS").

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company, and is authorized to issue shares of beneficial interest in separate series, with each such series representing interests in a separate portfolio of securities and other assets;

WHEREAS, USBFS is, among other things, in the business of administering transfer and dividend disbursing agent functions for the benefit of its customers; and

WHEREAS, the Trust desires to retain USBFS to provide transfer and dividend disbursing agent services to each series of the Trust listed on <u>Exhibit A</u> hereto (as amended from time to time) (each a "Fund" and collectively, the "Funds").

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. **Appointment of USBFS as Transfer Agent**

The Trust hereby appoints USBFS as transfer agent of the Trust on the terms and conditions set forth in this Agreement, and USBFS hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement. The services and duties of USBFS shall be confined to those matters expressly set forth herein, and no implied duties are assumed by or may be asserted against USBFS hereunder.

2. **Services and Duties of USBFS**

USBFS shall provide the following transfer agent and dividend disbursing agent services to the Fund:

A. Receive and process all orders for the purchase, exchange, and/or redemption of shares in accordance with Rule 22c-1 under the 1940 Act.

B. Process purchase orders with prompt delivery, where appropriate, of payment and supporting documentation to the Trust's custodian, and issue the appropriate number of uncertificated shares with such uncertificated shares being held in the appropriate shareholder account.

C. Arrange for the issuance of shares obtained through transfers of funds from Fund shareholders' accounts at financial institutions and arrange for the exchange of shares for shares of other eligible investment companies, when permitted by the Fund's prospectus (the "Prospectus").

D. Process redemption requests received in good order and, where relevant, deliver appropriate documentation to the Trust's custodian.

E. Pay monies upon receipt from the Trust's custodian, where relevant, in accordance with the instructions of redeeming shareholders.

F. Process transfers of shares in accordance with the shareholder's instructions, after receipt of appropriate documentation from the shareholder as specified in the Prospectus.

G. Process exchanges between Funds and/or classes of shares of Funds both within the same family of funds and with a First American Money Market Fund, if applicable.

H. Prepare and transmit payments for dividends and distributions declared by the Trust with respect to the Fund, after deducting any amount required to be withheld by any applicable laws, rules and regulations and in accordance with shareholder instructions.

I. Serve as the Fund's agent in connection with accumulation, open account or similar plans (e.g., periodic investment plans and periodic withdrawal plans).

J. Make changes to shareholder records, including, but not limited to, address changes in plans (e.g., systematic withdrawal, automatic investment, dividend reinvestment).

K. Handle load and multi-class processing, including rights of accumulation and purchases by letters of intent.

L. Record the issuance of shares of the Fund and maintain, pursuant to Rule 17Ad-10(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a record of the total number of shares of the Fund which are authorized, issued and outstanding.

M. Prepare shareholder meeting lists and, as necessary, mail, receive and tabulate proxies.

N. Mail shareholder reports and Prospectuses to current shareholders.

O. Prepare and file U.S. Treasury Department Forms 1099 and other appropriate information returns required with respect to dividends and distributions for all shareholders.

P. Provide shareholder account information upon request and prepare and mail confirmations and statements of account to shareholders for all purchases, redemptions and other confirmable transactions as agreed upon with the Trust.

Q. Mail requests for shareholders' certifications under penalties of perjury and pay on a timely basis to the appropriate federal authorities any taxes to be withheld on dividends and distributions paid by the Trust, all as required by applicable federal tax laws and regulations.

R. Answer correspondence from shareholders, securities brokers and others relating to USBFS's duties hereunder.

S. Reimburse the Fund each month for all material losses resulting from "as of" processing errors for which USBFS is responsible in accordance with the "as of" processing guidelines set forth on Exhibit B hereto.

**3.     Lost Shareholder Due Diligence Searches and Servicing**

The Trust hereby acknowledges that USBFS has an arrangement with an outside vendor to conduct lost shareholder searches required by Rule 17Ad-17 under the Securities Exchange Act of 1934, as amended.  Costs associated with such searches will be passed through to the Trust as an out-of-pocket expense in accordance with the fee schedule set forth in Exhibit C hereto.  If a shareholder remains lost and the shareholder's account unresolved after completion of the mandatory Rule 17Ad-17 search, the Trust hereby authorizes vendor to enter, at its discretion, into fee sharing arrangements with the lost shareholder (or such lost shareholder's representative or executor) to conduct a more in-depth search in order to locate the lost shareholder before the shareholder's assets escheat to the applicable state.  The Trust hereby acknowledges that USBFS is not a party to these arrangements and does not receive any revenue sharing or other fees relating to these arrangements.  Furthermore, the Trust hereby acknowledges that vendor may receive up to 35% of the lost shareholder's assets as compensation for its efforts in locating the lost shareholder.

**4.     Anti-Money Laundering and Red Flag Identity Theft Prevention Programs**

The Trust acknowledges that it has had an opportunity to review, consider and comment upon the written procedures provided by USBFS describing various tools used by USBFS which are designed to promote the detection and reporting of potential money laundering activity by monitoring certain aspects of shareholder activity as well as written procedures for verifying a customer's identity (collectively, the "Procedures").  Further, the Trust has determined that the Procedures, as part of the Trust's overall anti-money laundering program and the Red Flag Identity Theft Prevention program, are reasonably designed to prevent the Fund from being used for money laundering or the financing of terrorist activities and to achieve compliance with the applicable provisions of the Fair and Accurate Credit Transactions Act of 2003 and the USA Patriot Act of 2001 and the implementing regulations thereunder.

Based on this determination, the Trust hereby instructs and directs USBFS to implement the Procedures on the Trust's behalf, as such may be amended or revised from time to time. It is contemplated that these Procedures will be amended from time to time by the parties as additional regulations are adopted and/or regulatory guidance is provided relating to the Trust's anti-money laundering and identity theft responsibilities.

**USBFS agrees to provide to the Trust:**

(a) Prompt written notification of any transaction or combination of transactions that USBFS believes, based on the Procedures, evidence money laundering or identity theft activities in connection with the Trust or any shareholder of the Fund;

(b) Prompt written notification of any customer(s) that USBFS reasonably believes, based upon the Procedures, to be engaged in money laundering or identity theft activities, provided that the Trust agrees not to communicate this information to the customer;

(c) Any reports received by USBFS from any government agency or applicable industry self-regulatory organization pertaining to USBFS's anti-money laundering monitoring or the Red Flag Identity Theft Prevention Program on behalf of the Trust;

(d) Prompt written notification of any action taken in response to anti-money laundering violations or identity theft activity as described in (a), (b) or (c); and

(e) Certified annual and quarterly reports of its monitoring and customer identification activities on behalf of the Trust.

The Trust hereby directs, and USBFS acknowledges, that USBFS shall (i) permit federal regulators access to such information and records maintained by USBFS and relating to USBFS's implementation of the Procedures, on behalf of the Trust, as they may request, and (ii) permit such federal regulators to inspect USBFS's implementation of the Procedures on behalf of the Trust.

5. **Compensation**

USBFS shall be compensated for providing the services set forth in this Agreement in accordance with the fee schedule set forth on <u>Exhibit C</u> hereto (as amended from time to time). USBFS shall also be compensated for such out-of-pocket expenses (e.g., telecommunication charges, postage and delivery charges, and reproduction charges) as are reasonably incurred by USBFS in performing its duties hereunder. The Trust shall pay all such fees and reimbursable expenses within 30 calendar days following receipt of the billing notice, except for any fee or expense subject to a good faith dispute. The Trust shall notify USBFS in writing within 30 calendar days following receipt of each invoice if the Trust is disputing any amounts in good faith. The Trust shall pay such disputed amounts within 10 calendar days of the day on which the parties agree to the amount to be paid. With the exception of any fee or expense the Trust is disputing in good faith as set forth above, unpaid invoices shall accrue a finance charge of 1½% per month after the due date. Notwithstanding anything to the contrary, amounts owed by the Trust to USBFS shall only be paid out of assets and property of the particular Fund involved.

**6.    Representations and Warranties**

A.    The Trust hereby represents and warrants to USBFS, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)    It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)    This Agreement has been duly authorized, executed and delivered by the Trust in accordance with all requisite action and constitutes a valid and legally binding obligation of the Trust, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(3)    It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement; and

(4)    A registration statement under the 1940 Act and the Securities Act of 1933, as amended, will be made effective prior to the effective date of this Agreement and will remain effective during the term of this Agreement, and appropriate state securities law filings will be made prior to the effective date of this Agreement and will continue to be made during the term of this Agreement as necessary to enable the Trust to make a continuous public offering of its shares.

B.    USBFS hereby represents and warrants to the Trust, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)    It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)      This Agreement has been duly authorized, executed and delivered by USBFS in accordance with all requisite action and constitutes a valid and legally binding obligation of USBFS, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(3)      It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement; and

(4)      It is a registered transfer agent under the Exchange Act.

**7.      Standard of Care; Indemnification; Limitation of Liability**

A.      USBFS shall exercise reasonable care in the performance of its duties under this Agreement.  USBFS shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Trust in connection with its duties under this Agreement, including losses resulting from mechanical breakdowns or the failure of communication or power supplies beyond USBFS's control, except a loss arising out of or relating to USBFS's refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement.  Notwithstanding any other provision of this Agreement, if USBFS has exercised reasonable care in the performance of its duties under this Agreement, the Trust shall indemnify and hold harmless USBFS from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that USBFS may sustain or incur or that may be asserted against USBFS by any person arising out of any action taken or omitted to be taken by it in performing the services hereunder (i) in accordance with the foregoing standards, or (ii) in reliance upon any written or oral instruction provided to USBFS by any duly authorized officer of the Trust, as approved by the Board of Trustees of the Trust (the "Board of Trustees"), except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to USBFS's refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement.  This indemnity shall be a continuing obligation of the Trust, its successors and assigns, notwithstanding the termination of this Agreement.  As used in this paragraph, the term "USBFS" shall include USBFS's directors, officers and employees.

USBFS shall indemnify and hold the Trust harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that the Trust may sustain or incur or that may be asserted against the Trust by any person arising out of any action taken or omitted to be taken by USBFS as a result of USBFS's refusal or failure to comply with the terms of this Agreement, or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of USBFS, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term "Trust" shall include the Trust's directors, officers and employees.

Neither party to this Agreement shall be liable to the other party for consequential, special or punitive damages under any provision of this Agreement.

In the event of a mechanical breakdown or failure of communication or power supplies beyond its control, USBFS shall take all reasonable steps to minimize service interruptions for any period that such interruption continues. USBFS will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of USBFS. USBFS agrees that it shall, at all times, have reasonable contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available. Representatives of the Trust shall be entitled to inspect USBFS's premises and operating capabilities at any time during regular business hours of USBFS, upon reasonable notice to USBFS. Moreover, USBFS shall provide the Trust, at such times as the Trust may reasonably require, copies of reports rendered by independent accountants on the internal controls and procedures of USBFS relating to the services provided by USBFS under this Agreement.

Notwithstanding the above, USBFS reserves the right to reprocess and correct administrative errors at its own expense.

B.  In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification. The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification. In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section. The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor's prior written consent.

7

C. The indemnity and defense provisions set forth in this Section 6 shall indefinitely survive the termination and/or assignment of this Agreement.

D. If USBFS is acting in another capacity for the Trust pursuant to a separate agreement, nothing herein shall be deemed to relieve USBFS of any of its obligations in such other capacity.

**8.** **Data Necessary to Perform Services**

The Trust or its agent shall furnish to USBFS the data necessary to perform the services described herein at such times and in such form as mutually agreed upon.

**9.** **Proprietary and Confidential Information**

USBFS agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Trust, all records and other information relative to the Trust and prior, present, or potential shareholders of the Trust (and clients of said shareholders), and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except (i) after prior notification to and approval in writing by the Trust, which approval shall not be unreasonably withheld and may not be withheld where USBFS may be exposed to civil or criminal contempt proceedings for failure to comply, (ii) when requested to divulge such information by duly constituted authorities, or (iii) when so requested by the Trust. Records and other information which have become known to the public through no wrongful act of USBFS or any of its employees, agents or representatives, and information that was already in the possession of USBFS prior to receipt thereof from the Trust or its agent, shall not be subject to this paragraph.

Further, USBFS will adhere to the privacy policies adopted by the Trust pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time. In this regard, USBFS shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information relating to the Trust and its shareholders.

**10.** **Records**

USBFS shall keep records relating to the services to be performed hereunder in the form and manner, and for such period, as it may deem advisable and is agreeable to the Trust, but not inconsistent with the rules and regulations of appropriate government authorities, in particular, Section 31 of the 1940 Act and the rules thereunder. USBFS agrees that all such records prepared or maintained by USBFS relating to the services to be performed by USBFS hereunder are the property of the Trust and will be preserved, maintained, and made available in accordance with such applicable sections and rules of the 1940 Act and will be promptly surrendered to the Trust or its designee on and in accordance with its request.

11. **Compliance with Laws**

The Trust has and retains primary responsibility for all compliance matters relating to the Fund, including but not limited to compliance with the 1940 Act, the Internal Revenue Code of 1986, the Sarbanes-Oxley Act of 2002, the USA Patriot Act of 2001 and the policies and limitations of the Fund relating to its portfolio investments as set forth in its Prospectus and statement of additional information. USBFS's services hereunder shall not relieve the Trust of its responsibilities for assuring such compliance or the Board of Trustee's oversight responsibility with respect thereto.

12. **Term of Agreement; Amendment**

This Agreement shall become effective as of the date first written above and will continue in effect for a period of three (3) years. This Agreement may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party. This Agreement may not be amended or modified in any manner except by written agreement executed by USBFS and the Trust, and authorized or approved by the Board of Trustees.

13. **Duties in the Event of Termination**

In the event that, in connection with termination, a successor to any of USBFS's duties or responsibilities hereunder is designated by the Trust by written notice to USBFS, USBFS will promptly, upon such termination and at the expense of the Trust, transfer to such successor all relevant books, records, correspondence, and other data established or maintained by USBFS under this Agreement in a form reasonably acceptable to the Trust (if such form differs from the form in which USBFS has maintained the same, the Trust shall pay any expenses associated with transferring the data to such form), and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from USBFS's personnel in the establishment of books, records, and other data by such successor. If no such successor is designated, then such books, records and other data shall be returned to the Trust.

14. **Early Termination**

In the absence of any material breach of this Agreement, should the Trust elect to terminate this Agreement prior to the end of the term, the Trust agrees to pay the following fees:

<ol type="a">
<li>all monthly fees through the life of the contract, including the rebate of any negotiated discounts;</li>
<li>all fees associated with converting services to a successor service provider;</li>
<li>all fees associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider;</li>
<li>all out-of-pocket costs associated with a-c above.</li>
</ol>

**15.     Assignment**

This Agreement shall extend to and be binding upon the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by the Trust without the written consent of USBFS, or by USBFS without the written consent of the Trust accompanied by the authorization or approval of the Trust's Board of Trustees.

**16.     Governing Law**

This Agreement shall be construed in accordance with the laws of the State of Wisconsin, without regard to conflicts of law principles. To the extent that the applicable laws of the State of Wisconsin, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the Securities and Exchange Commission thereunder.

**17.     No Agency Relationship**

Nothing herein contained shall be deemed to authorize or empower either party to act as agent for the other party to this Agreement, or to conduct business in the name, or for the account, of the other party to this Agreement.

**18.     Services Not Exclusive**

Nothing in this Agreement shall limit or restrict USBFS from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

**19.     Invalidity**

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

**20.     Notices**

Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, or three days after sent by registered or certified mail, postage prepaid, return receipt requested, or on the date sent and confirmed received by facsimile transmission to the other party's address set forth below:

Notice to USBFS and the Trust shall be sent to:

> U.S. Bancorp Fund Services, LLC
> Attn: Trust for Professional Managers
> 615 East Michigan Street, Risk and Compliance
> Milwaukee, WI 53202

**21.      Multiple Originals**

This Agreement may be executed on two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

| | |
|---|---|
| **TRUST FOR PROFESSIONAL MANAGERS** | **U.S. BANCORP FUND SERVICES, LLC** |
| By: /s/ Joseph Neuberger | By: /s/ Michael R. McVoy |
| Name: Joseph Neuberger | Name: Michael R. McVoy |
| Title:  Chairman | Title: Executive Vice President |

**Exhibit A**
**to the**
**Transfer Agent Servicing Agreement – Trust for Professional Managers**

**Fund Names**

<u>Name of Series</u>
Performance Trust Total Return Bond Fund

<u>Date Added</u>
on or after August 10, 2010

---

12

As of Processing Policy

     USBFS will reimburse each Fund for any Net Material Loss that may exist on the Fund's books and for which USBFS is responsible, at the end of each calendar month. "Net Material Loss" shall be defined as any remaining loss, after netting losses against any gains, which impacts a Fund's net asset value per share by more than ½ cent. Gains and losses will be reflected on the Fund's daily share sheet, and the Fund will be reimbursed for any net material loss on a monthly basis. USBFS will reset the as of ledger each calendar month so that any losses which do not exceed the materiality threshold of ½ cent will not be carried forward to the next succeeding month. USBFS will notify the advisor to the Fund on the daily share sheet of any losses for which the advisor may be held accountable.

**Multiple Series Trust**
**TRANSFER AGENT & SHAREHOLDER SERVICES ACCOUNT SERVICES**
**FEE SCHEDULE at August, 2010**

<u>Annual Service Charges to the Fund*</u>
- Base Fee Per CUSIP                           $_____ /year
- NSCC Level 3 Accounts                  $_____ /open account
- No-Load Fund Accounts                  $_____ /open account
- Load Fund Accounts                        $_____ /open account
- Closed Accounts                             $_____ /closed account

<u>Services Included in Annual Base Fee Per CUSIP</u>
- DST NSCC charge

<u>Activity Charges</u>
- Manual Shareholder Transaction & Correspondence    $_____ /event
- Omnibus Account Transaction                $_____ /transaction
- Telephone Calls                                 $_____ /minute
- Voice Response Calls                          $_____ /call
- Daily Valuation/Manual 401k Trade        $_____ /trade

<u>CUSIP Setup Charge</u>
- $_____ / CUSIP

<u>Out-Of-Pocket Expenses</u>
Including but not limited to telephone toll-free lines, call transfers, mailing, sorting and postage, stationery, envelopes, service/data conversion, AML verification services, special reports, record retention, processing of literature fulfillment kits, lost shareholder search, disaster recovery charges, ACH fees, Fed wire charges, NSCC charges, voice response (VRU) maintenance and development, data communication and implementation charges, and travel.

<u>Additional Services</u>
Available but not included above are the following services - FAN Web shareholder e-commerce, FAN Mail electronic data delivery, Vision intermediary e-commerce, client Web data access (MFx Portal), client dedicated line data access, programming charges, training, Short-Term Trader reporting, cost basis reporting, Excessive Trader, 12b-1 aging, investor e-mail services, dealer reclaim services, shareholder performance statements, Same Day Cash Flow System, money market fund service organizations, charges paid by investors, literature fulfillment, physical certificate processing, Jumbo pricing, expedited CUSIP setup, sales reporting & 22c-2 reporting (MARS), electronic statements (Informa), and additional services mutually agreed upon.

*Subject to annual CPI increase, Milwaukee MSA.
Fees are billed monthly.
Advisor's signature below acknowledges approval of the fees on this Exhibit C.

**By:  Performance Trust Investment Advisors, LLC**


**Name:** _/s/ Peter B. Cook_____


**Title:** _CIO_____           **Date:** 8/18/2010_____

---

14

**FAN Web**

Shareholder internet access to account information and transaction capabilities through a hyperlink at the fund group web site. Shareholders access account information, portfolio listing fund family, transaction history, purchase additional shares through ACH, etc.

- <u>FAN Web Premium (Fund Groups over 50,000 open accounts)</u>
  - Implementation - $_____ /fund group – includes up to 25 hours of technical/BSA support
  - Annual Base Fee - $_____ /year
- <u>FAN Web Select (Fund Groups under 50,000 open accounts)</u>
  - Implementation - $_____ /fund group – includes up to 10 hours of technical/BSA support
  - Annual Base Fee - $_____ /year
- FAN Web Direct (API) – Quoted Separately
- Customization - $_____ /hour
- Activity (Session) Fees:
  - Inquiry - $_____ /event
  - Account Maintenance - $_____ /event
  - Transaction – financial transactions, reorder statements, etc. - $_____ /event
  - New Account Set-up - $_____ /event (Not available with FAN Web Select)
- Strong Authentication:
  - $_____ /month per active FAN Web ID (Any ID that has had activity within the 180-day period prior to the billing cycle)

**FAN Mail**

Financial planner mailbox provides transaction, account and price information to financial planners and small broker/dealers for import into a variety of financial planning software packages.

- Base Fee Per Management Company – file generation and delivery - $_____ /year
- Per Record Charge
  - Rep/Branch/ID - $_____
  - Dealer - $_____
- Price Files - $_____ or $_____ /user per month, whichever is less

**Vision Mutual Fund Gateway**

Permits broker/dealers, financial planners, and RIAs to use a web-based system to perform order and account inquiry, execute trades, print applications, review prospectuses, and establish new accounts.

- Inquiry Only
  - Inquiry - $_____ /event
  - Per broker ID - $_____ /month per ID
- Transaction Processing
  - Implementation - $_____ /management company
  - Transaction – purchase, redeem, exchange, literature order - $_____ /event
  - New Account Setup – $_____ /event
  - Monthly Minimum Charge - $_____ /month

**Vision Electronic Statements**

Provides the capability for financial intermediaries to access electronic statements via the Vision application.*

- <u>Implementation Fees</u>
  - Develop eBusiness Solutions Software - $_____ /fund group
  - Code Print Software - $_____ /fund group
- <u>Load charges</u>
  - $_____ /image
- <u>Archive charge (for any image stored beyond 2 years)</u>
  - $_____ /document

*Normal Vision ID and activity charges also apply.

**TRANSFER AGENT & SHAREHOLDER SERVICES**
**SUPPLEMENTAL SERVICES - E-COMMERCE SERVICES**
**FEE SCHEDULE at August, 2010**

**Client Web Data Access**

USBFS client on-line access to fund and investor data through USBFS technology applications and data delivery and security software.

▪ Setup: MFx Portal - $_____
▪ Service - $_____ /user per month
▪ Access to the following systems included:
  − BDS – Statement Storage and Retrieval
  − ReportSource – Mainframe T/A Report Library
  − T/A Imaging – Thin Client AWD
  − FundSource – Comprehensive Fund Information
  − 3270 – T/A Mainframe Access
▪ Custom Electronic File Exchange (DDS of delivery of TIP files) - $_____ one time setup fee
  − $_____ /file per month maintenance fee

**Client Dedicated Line Data Access**

For USBFS clients requiring continuous on-line access to USBFS shareholder accounting systems, such as for client call center support:

▪ $_____ /year per workstation for TA2000 AWD access
▪ Plus data communications setup and monthly charges based upon location and bandwidth
▪ Plus training billed at hourly rates plus out-of-pocket expenses

**Programming Charges**

▪ $_____ /hour
▪ Charges incurred for customized services based upon fund family requirements including but not limited to:
  - Fund setup programming (transfer agent system, statements, options, etc.) – estimate 10 hours per CUSIP
  - Select reports – shareholder system queries for customized reporting, mailings, etc.
  - File transmissions of client requested shareholder data file extracts
  - Conversion programming
  - Customized service development
  - Voice response system setup (menu selections, shareholder system integration, testing, etc.) – estimated at 3 hours per fund family
  - All other client specific customization and/or development services

**Transfer Agent Training Services**

▪ On-site at USBFS - $_____ /day
▪ At client location - $_____ /day plus travel and out-of-pocket expenses

**Exhibit C (continued) to the Trust for Professional Managers Transfer Agent Servicing Agreement**

**Short-Term Trader** – Software application used to track and/or assess transaction fees that are determined to be short-term trades.  Service can be applied to some or all funds within a fund family. Fees will be applied if the fund(s) have a redemption fee.
▪ 90 days or less: $_____ /open account
▪ 91-180 days: $_____ /open account
▪ 181-270 days: $_____ /open account
▪ 271 days – 1 year: $_____ /open account
▪ 1 year – 2 years: $_____ /open account

**Cost Basis Reporting** – Annual reporting of shareholder cost basis for non-fiduciary direct accounts based upon an average cost single category basis calculation.
▪ $_____ /direct open account per year

**Excessive Trader** – Software application that monitors the number of trades (exchanges, redemptions) that meet fund family criteria for excessive trading and automatically prevents trades in excess of the fund family parameters.
▪ $_____ setup /fund group of 1-5 funds, $_____ setup /fund group of over 5 funds
▪ $_____ /account per year

**12b-1 Distribution Fee Aging** – Aging shareholder account share lots in order to monitor and begin assessing 12b-1 fees after a certain share lot age will be charged at $_____ per open account per year.

**E-Mail Services** – Services to capture, queue, monitor, service and archive shareholder e-mail correspondence:
▪ $_____ setup /fund group
▪ $_____ /month administration
▪ $_____ /received e-mail correspondence

**Shareholder Performance Statements** – We have a variety of features available for providing account or portfolio level performance information on investor statements.  Actual costs will depend upon specific client requirements.
▪ Setup - $_____ /fund group
▪ Annual Fee - $_____ /open and closed account

**Same Day Cash Flow**
▪ Implementation (one time charge) & Recurring Charges (monthly)
  - 5 Users – $_____
  - 10 Users – $_____
  - 20 Users – $_____
  - 30 Users – $_____
  - 40 Users – $_____
  - 50 Users – $_____
▪ Training
  - Webex - $_____ /user
  - On Site - $_____ /day
▪ Real Time Data Feeds
  - Implementation (per feed) - $_____ /hour (8 hour estimate)
  - Recurring (per feed) - $_____ /month

---

**FAF Money Market Fund Service Organizations**
- $_____ /money market share class per year
- Out-of-pocket expenses (see Transfer Agent Fee Schedule)

**Charges Paid by Investors**
Shareholder accounts will be charged based upon the type of activity and type of account, including the following:
Qualified Plan Fees
- $_____ /qualified plan account or Coverdell ESA account (Cap at $_____ /SSN)
- $_____ /transfer to successor trustee
- $_____ /participant distribution (Excluding SWPs)
- $_____ /refund of excess contribution
- $_____ /reconversion/recharacterization

Additional Shareholder Paid Fees
- $_____ /outgoing wire transfer or overnight delivery
- $_____ /telephone exchange
- $_____ /return check or ACH or stop payment
- $_____ /research request per account (Cap at $_____ /request) (This fee applies to requests for statements older than the prior year)

**Literature Fulfillment Services\***
- Account Management
  − $_____ /month (account management, lead reporting and database administration)
- Out-of-Pocket Expenses
  − Kit and order processing expenses, postage, and printing
- Inbound Teleservicing Only
  − Account Management - $_____ /month
  − Call Servicing - $_____ /minute
- Lead Conversion Reporting
  − Account Management- $_____ /month
  − Database Installation, Setup -$_____ /fund group
  − Specialized Programming - (Separate Quote)*
- Web On-line Fund Fulfillment
  − Account Management- $_____ /month
  − Installation, Setup - $_____ /fund group
  − Out-of-pocket expenses, kit and order processing expenses, printing, and postage.
- Follow-up Services
  − Correspondence - $_____ /item

*Fees exclude postage and printing charges.
**Physical Certificate Processing** – Services to support the setup and processing of physical certificated shares for a fund family:
- $_____ setup/fund group
- $_____ /certificate transaction
**Jumbo Pricing (JUMBO)** – allows grouping of accounts for the purpose of calculating the advanced commission paid to a dealer.
- $_____ /account group per year
**Expedited CUSIP Setup** - $_____ /CUSIP (Less than 35 days)

---

18

## FUND ACCOUNTING SERVICING AGREEMENT

THIS AGREEMENT is made and entered into as of the 10th day of  August, 2010, by and between the **TRUST FOR PROFESSIONAL MANAGERS,** a Delaware statutory trust, (the "Trust"), on behalf of its series named in Exhibit A hereto, (each a "Fund", and collectively the "Funds") and **U.S. BANCORP FUND SERVICES, LLC**, a Wisconsin limited liability company ("USBFS").

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company, and is authorized to issue shares of beneficial interest in separate series, with each such series representing interests in a separate portfolio of securities and other assets;

WHEREAS, USBFS is, among other things, in the business of providing mutual fund accounting services to investment companies; and

WHEREAS, the Trust desires to retain USBFS to provide accounting services to each series of the Trust listed on Exhibit A hereto (as amended from time to time) (each a "Fund" and collectively, the "Funds").

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. **Appointment of USBFS as Fund Accountant**

The Trust hereby appoints USBFS as fund accountant of the Trust on the terms and conditions set forth in this Agreement, and USBFS hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement.  The services and duties of USBFS shall be confined to those matters expressly set forth herein, and no implied duties are assumed by or may be asserted against USBFS hereunder.

2. **Services and Duties of USBFS**

USBFS shall provide the following accounting services to the Fund:

A. Portfolio Accounting Services:

   (1) Maintain portfolio records on a trade date+1 basis using security trade information communicated from the Fund's investment adviser.

   (2) For each valuation date, obtain prices from a pricing source approved by the board of trustees of the Trust (the "Board of Trustees") and apply those prices to the portfolio positions.  For those securities where market quotations are not readily available, the Board of Trustees shall approve, in good faith, procedures for determining the fair value for such securities.

(3) Identify interest and dividend accrual balances as of each valuation date and calculate gross earnings on investments for each accounting period.

(4) Determine gain/loss on security sales and identify them as short-term or long-term; account for periodic distributions of gains or losses to shareholders and maintain undistributed gain or loss balances as of each valuation date.

(5) On a daily basis, reconcile cash of the Fund with the Fund's custodian.

(6) Transmit a copy of the portfolio valuation to the Fund's investment adviser daily.

(7) Review the impact of current day's activity on a per share basis, and review changes in market value.

B. Expense Accrual and Payment Services:

(1) For each valuation date, calculate the expense accrual amounts as directed by the Trust as to methodology, rate or dollar amount.

(2) Process and record payments for Fund expenses upon receipt of written authorization from the Trust.

(3) Account for Fund expenditures and maintain expense accrual balances at the level of accounting detail, as agreed upon by USBFS and the Trust.

(4) Provide expense accrual and payment reporting.

C. Fund Valuation and Financial Reporting Services:

(1) Account for Fund share purchases, sales, exchanges, transfers, dividend reinvestments, and other Fund share activity as reported by the Fund's transfer agent on a timely basis.

(2) Apply equalization accounting as directed by the Trust.

(3) Determine net investment income (earnings) for the Fund as of each valuation date. Account for periodic distributions of earnings to shareholders and maintain undistributed net investment income balances as of each valuation date.

(4) Maintain a general ledger and other accounts, books, and financial records for the Fund in the form as agreed upon.

(5) Determine the net asset value of the Fund according to the accounting policies and procedures set forth in the Fund's current prospectus.

(6) Calculate per share net asset value, per share net earnings, and other per share amounts reflective of Fund operations at such time as required by the nature and characteristics of the Fund.

(7) Communicate to the Trust, at an agreed upon time, the per share net asset value for each valuation date.

(8) Prepare monthly reports that document the adequacy of accounting detail to support month-end ledger balances.

(9) Prepare monthly security transactions listings.

D. Tax Accounting Services:

(1) Maintain accounting records for the investment portfolio of the Fund to support the tax reporting required for "regulated investment companies" under the Internal Revenue Code of 1986, as amended (the "Code").

(2) Maintain tax lot detail for the Fund's investment portfolio.

(3) Calculate taxable gain/loss on security sales using the tax lot relief method designated by the Trust.

(4) Provide the necessary financial information to calculate the taxable components of income and capital gains distributions to support tax reporting to the shareholders.

E. Compliance Control Services:

(1) Support reporting to regulatory bodies and support financial statement preparation by making the Fund's accounting records available to the Trust, the Securities and Exchange Commission (the "SEC"), and the independent accountants.

(2) Maintain accounting records according to the 1940 Act and regulations provided thereunder.

(3) Perform its duties hereunder in compliance with all applicable laws and regulations and provide any sub-certifications reasonably requested by the Trust in connection with any certification required of the Trust pursuant to the Sarbanes-Oxley Act of 2002 (the "SOX Act") or any rules or regulations promulgated by the SEC thereunder, provided the same shall not be deemed to change USBFS's standard of care as set forth herein.

(4) Cooperate with the Trust's independent accountants and take all reasonable action in the performance of its obligations under this Agreement to ensure that the necessary information is made available to such accountants for the expression of their opinion on the Fund's financial statements without any qualification as to the scope of their examination.

**3.**      **License of Data; Warranty; Termination of Rights**

A. The valuation information and evaluations being provided to the Trust by USBFS pursuant hereto (collectively, the "Data") are being licensed, not sold, to the Trust. The Trust has a limited license to use the Data only for purposes necessary to valuing the Trust's assets and reporting to regulatory bodies (the "License"). The Trust does not have any license nor right to use the Data for purposes beyond the intentions of this Agreement including, but not limited to, resale to other users or use to create any type of historical database. The License is non-transferable and not sub-licensable. The Trust's right to use the Data cannot be passed to or shared with any other entity.

The Trust acknowledges the proprietary rights that USBFS and its suppliers have in the Data.

B. THE TRUST HEREBY ACCEPTS THE DATA AS IS, WHERE IS, WITH NO WARRANTIES, EXPRESS OR IMPLIED, AS TO MERCHANTABILITY OR FITNESS FOR ANY PURPOSE OR ANY OTHER MATTER.

C. USBFS may stop supplying some or all Data to the Trust if USBFS's suppliers terminate any agreement to provide Data to USBFS. Also, USBFS may stop supplying some or all Data to the Trust if USBFS reasonably believes that the Trust is using the Data in violation of the License, or breaching its duties of confidentiality provided for hereunder, or if any of USBFS's suppliers demand that the Data be withheld from the Trust. USBFS will provide notice to the Trust of any termination of provision of Data as soon as reasonably possible.

**4.**      **Pricing of Securities**

A. For each valuation date, USBFS shall obtain prices from a pricing source recommended by USBFS and approved by the Board of Trustees and apply those prices to the portfolio positions of the Fund. For those securities where market quotations are not readily available, the Board of Trustees shall approve, in good faith, procedures for determining the fair value for such securities.

If the Trust desires to provide a price that varies from the price provided by the pricing source, the Trust shall promptly notify and supply USBFS with the price of any such security on each valuation date. All pricing changes made by the Trust will be in writing and must specifically identify the securities to be changed by CUSIP, name of security, new price or rate to be applied, and, if applicable, the time period for which the new price(s) is/are effective.

B. In the event that the Trust at any time receives Data containing evaluations, rather than market quotations, for certain securities or certain other data related to such securities, the following provisions will apply: (i) evaluated securities are typically complicated financial instruments. There are many methodologies (including computer-based analytical modeling and individual security evaluations) available to generate approximations of the market value of such securities, and there is significant professional disagreement about which method is best. No evaluation method, including those used by USBFS and its suppliers, may consistently generate approximations that correspond to actual "traded" prices of the securities; (ii) methodologies used to provide the pricing portion of certain Data may rely on evaluations; however, the Trust acknowledges that there may be errors or defects in the software, databases, or methodologies generating the evaluations that may cause resultant evaluations to be inappropriate for use in certain applications; and (iii) the Trust assumes all responsibility for edit checking, external verification of evaluations, and ultimately the appropriateness of using Data containing evaluations, regardless of any efforts made by USBFS and its suppliers in this respect.

5.  **Changes in Accounting Procedures**

Any resolution passed by the Board of Trustees that affects accounting practices and procedures under this Agreement shall be effective upon written receipt of notice and acceptance by USBFS.

6.  **Changes in Equipment, Systems, Etc.**

USBFS reserves the right to make changes from time to time, as it deems advisable, relating to its systems, programs, rules, operating schedules and equipment, so long as such changes do not adversely affect the services provided to the Trust under this Agreement.

7.  **Compensation**

USBFS shall be compensated for providing the services set forth in this Agreement in accordance with the fee schedule set forth on Exhibit B hereto (as amended from time to time). USBFS shall also be compensated for such out-of-pocket expenses (e.g., telecommunication charges, postage and delivery charges, and reproduction charges) as are reasonably incurred by USBFS in performing its duties hereunder. The Trust shall pay all such fees and reimbursable expenses within 30 calendar days following receipt of the billing notice, except for any fee or expense subject to a good faith dispute. The Trust shall notify USBFS in writing within 30 calendar days following receipt of each invoice if the Trust is disputing any amounts in good faith. The Trust shall pay such disputed amounts within 10 calendar days of the day on which the parties agree to the amount to be paid. With the exception of any fee or expense the Trust is disputing in good faith as set forth above, unpaid invoices shall accrue a finance charge of 1½% per month after the due date. Notwithstanding anything to the contrary, amounts owed by the Trust to USBFS shall only be paid out of the assets and property of the particular Fund involved.

**8.** **Representations and Warranties**

A. The Trust hereby represents and warrants to USBFS, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1) It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2) This Agreement has been duly authorized, executed and delivered by the Trust in accordance with all requisite action and constitutes a valid and legally binding obligation of the Trust, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties; and

(3) It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

B. USBFS hereby represents and warrants to the Trust, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1) It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2) This Agreement has been duly authorized, executed and delivered by USBFS in accordance with all requisite action and constitutes a valid and legally binding obligation of USBFS, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties; and

(3) It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

9. **Standard of Care; Indemnification; Limitation of Liability**

A. USBFS shall exercise reasonable care in the performance of its duties under this Agreement. Neither USBFS nor its suppliers shall be liable for any error of judgment or mistake of law or for any loss suffered by the Trust or any third party in connection with its duties under this Agreement, including losses resulting from mechanical breakdowns or the failure of communication or power supplies beyond USBFS's control, except a loss arising out of or relating to USBFS's refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement. Notwithstanding any other provision of this Agreement, if USBFS has exercised reasonable care in the performance of its duties under this Agreement, the Trust shall indemnify and hold harmless USBFS and its suppliers from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that USBFS or its suppliers may sustain or incur or that may be asserted against USBFS or its suppliers by any person arising out of or related to (X) any action taken or omitted to be taken by it in performing the services hereunder (i) in accordance with the foregoing standards, or (ii) in reliance upon any written or oral instruction provided to USBFS by any duly authorized officer of the Trust, as approved by the Board of Trustees of the Trust, or (Y) the Data, or any information, service, report, analysis or publication derived therefrom, except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to USBFS's refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of the Trust, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term "USBFS" shall include USBFS's directors, officers and employees.

The Trust acknowledges that the Data are intended for use as an aid to institutional investors, registered brokers or professionals of similar sophistication in making informed judgments concerning securities. The Trust accepts responsibility for, and acknowledges it exercises its own independent judgment in, its selection of the Data, its selection of the use or intended use of such, and any results obtained. Nothing contained herein shall be deemed to be a waiver of any rights existing under applicable law for the protection of investors.

USBFS shall indemnify and hold the Trust harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys' fees) that the Trust may sustain or incur or that may be asserted against the Trust by any person arising out of any action taken or omitted to be taken by USBFS as a result of USBFS's refusal or failure to comply with the terms of this Agreement, or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of USBFS, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term "Trust" shall include the Trust's directors, officers and employees.

In the event of a mechanical breakdown or failure of communication or power supplies beyond its control, USBFS shall take all reasonable steps to minimize service interruptions for any period that such interruption continues. USBFS will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of USBFS. USBFS agrees that it shall, at all times, have reasonable contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available. Representatives of the Trust shall be entitled to inspect USBFS's premises and operating capabilities at any time during regular business hours of USBFS, upon reasonable notice to USBFS. Moreover, USBFS shall provide the Trust, at such times as the Trust may reasonably require, copies of reports rendered by independent accountants on the internal controls and procedures of USBFS relating to the services provided by USBFS under this Agreement.

Notwithstanding the above, USBFS reserves the right to reprocess and correct administrative errors at its own expense.

In no case shall either party be liable to the other for (i) any special, indirect or consequential damages, loss of profits or goodwill (even if advised of the possibility of such); (ii) any delay by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots, or failure beyond its control of transportation or power supply; or (iii) any claim that arose more than one year prior to the institution of suit therefor.

B. In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification. The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification. In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section. The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor's prior written consent.

C. The indemnity and defense provisions set forth in this Section 9 shall indefinitely survive the termination and/or assignment of this Agreement.

D. If USBFS is acting in another capacity for the Trust pursuant to a separate agreement, nothing herein shall be deemed to relieve USBFS of any of its obligations in such other capacity.

**10. Notification of Error**

The Trust will notify USBFS of any discrepancy between USBFS and the Trust, including, but not limited to, failing to account for a security position in the Fund's portfolio, upon the later to occur of: (i) three business days after receipt of any reports rendered by USBFS to the Trust; (ii) three business days after discovery of any error or omission not covered in the balancing or control procedure; or (iii) three business days after receiving notice from any shareholder regarding any such discrepancy.

**11. Data Necessary to Perform Services**

The Trust or its agent shall furnish to USBFS the data necessary to perform the services described herein at such times and in such form as mutually agreed upon.

**12. Proprietary and Confidential Information**

A. USBFS agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Trust, all records and other information relative to the Trust and prior, present, or potential shareholders of the Trust (and clients of said shareholders), and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except (i) after prior notification to and approval in writing by the Trust, which approval shall not be unreasonably withheld and may not be withheld where USBFS may be exposed to civil or criminal contempt proceedings for failure to comply, (ii) when requested to divulge such information by duly constituted authorities, or (iii) when so requested by the Trust. Records and other information which have become known to the public through no wrongful act of USBFS or any of its employees, agents or representatives, and information that was already in the possession of USBFS prior to receipt thereof from the Trust or its agent, shall not be subject to this paragraph.

Further, USBFS will adhere to the privacy policies adopted by the Trust pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time. In this regard, USBFS shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information relating to the Trust and its shareholders.

B.  The Trust, on behalf of itself and its directors, officers, and employees, will maintain the confidential and proprietary nature of the Data and agrees to protect it using the same efforts, but in no case less than reasonable efforts, that it uses to protect its own proprietary and confidential information.

**13.  Records**

USBFS shall keep records relating to the services to be performed hereunder in the form and manner, and for such period, as it may deem advisable and is agreeable to the Trust, but not inconsistent with the rules and regulations of appropriate government authorities, in particular, Section 31 of the 1940 Act and the rules thereunder.  USBFS agrees that all such records prepared or maintained by USBFS relating to the services to be performed by USBFS hereunder are the property of the Trust and will be preserved, maintained, and made available in accordance with such applicable sections and rules of the 1940 Act and will be promptly surrendered to the Trust or its designee on and in accordance with its request.

**14.  Compliance with Laws**

The Trust has and retains primary responsibility for all compliance matters relating to the Fund, including but not limited to compliance with the 1940 Act, the Code, the SOX Act, the USA Patriot Act of 2001 and the policies and limitations of the Fund relating to its portfolio investments as set forth in its current prospectus and statement of additional information.  USBFS's services hereunder shall not relieve the Trust of its responsibilities for assuring such compliance or the Board of Trustee's oversight responsibility with respect thereto.

**15.  Term of Agreement; Amendment**

This Agreement shall become effective as of the date first written above and will continue in effect for a period of three (3) years.  This Agreement may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties.  Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party.  This Agreement may not be amended or modified in any manner except by written agreement executed by USBFS and the Trust, and authorized or approved by the Board of Trustees.

**16.  Duties in the Event of Termination**

In the event that, in connection with termination, a successor to any of USBFS's duties or responsibilities hereunder is designated by the Trust by written notice to USBFS, USBFS will promptly, upon such termination and at the expense of the Trust, transfer to such successor all relevant books, records, correspondence and other data established or maintained by USBFS under this Agreement in a form reasonably acceptable to the Trust (if such form differs from the form in which USBFS has maintained the same, the Trust shall pay any expenses associated with transferring the data to such form), and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from USBFS's personnel in the establishment of books, records and other data by such successor.  If no such successor is designated, then such books, records and other data shall be returned to the Trust.

17. **Early Termination**

In the absence of any material breach of this Agreement, should the Trust elect to terminate this Agreement prior to the end of the term, the Trust agrees to pay the following fees:

    a. all monthly fees through the life of the contract, including the rebate of any negotiated discounts;
    b. all fees associated with converting services to successor service provider;
    c. all fees associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider;
    d. all out-of-pocket costs associated with a-c above.

18. **Assignment**

This Agreement shall extend to and be binding upon the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by the Trust without the written consent of USBFS, or by USBFS without the written consent of the Trust accompanied by the authorization or approval of the Trust's Board of Trustees.

19. **Governing Law**

This Agreement shall be construed in accordance with the laws of the State of Wisconsin, without regard to conflicts of law principles. To the extent that the applicable laws of the State of Wisconsin, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the SEC thereunder.

20. **No Agency Relationship**

Nothing herein contained shall be deemed to authorize or empower either party to act as agent for the other party to this Agreement, or to conduct business in the name, or for the account, of the other party to this Agreement.

**21.    Services Not Exclusive**

Nothing in this Agreement shall limit or restrict USBFS from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

**22.    Invalidity**

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

**23.    Notices**

Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, or three days after sent by registered or certified mail, postage prepaid, return receipt requested, or on the date sent and confirmed received by facsimile transmission to the other party's address set forth below:

Notice to USBFS and the Trust shall be sent to:

> U.S. Bancorp Fund Services, LLC
> Attn: Trust for Professional Managers
> 615 E. Michigan, Risk and Compliance
> Milwaukee, WI  53202

**24.    Multiple Originals**

This Agreement may be executed on two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date first above written.

| | |
|---|---|
| **TRUST FOR PROFESSIONAL MANAGERS** | **U.S. BANCORP FUND SERVICES, LLC** |
| By:  /s/ Joseph Neuberger | By:  /s/ Michael R. McVoy |
| Name: Joseph Neuberger | Name: Michael R. McVoy |
| Title: Chairman | Title: Executive Vice President |

**Fund Names**

| Name of Series | Date Added |
| --- | --- |
| Performance Trust Total Return Bond Fund | on or after August 10, 2010 |

**Exhibit B to the Trust for Professional Managers Fund Accounting Servicing Agreement**

**FUND ACCOUNTING, FUND ADMINISTRATION & PORTFOLIO COMPLIANCE, AND CHIEF COMPLIANCE OFFICER (CCO) SERVICES FEE SCHEDULE at August, 2010**

Annual Fee Based Upon Average Net Assets Per Fund*
_____ basis points on the first $_____
_____ basis points on the next $_____
_____ basis points on the balance
Minimum annual fee:  $_____ per fund

▪ Additional fee of $_____ for each additional class
▪ Additional fee of $_____ per manager/sub-advisor per fund

Services Included in Annual Fee Per Fund
▪ Daily performance reporting
▪ Advisor Information Source Web portal
▪ USBFS Legal Administration (e.g., registration statement update)

CCO Annual Fees (Per Advisor Relationship/Fund)*
▪ $_____ /fund (subject to change based on Board review and approval)
▪ $_____ / sub-advisor per fund

Out-Of-Pocket Expenses
Including but not limited to pricing services, corporate action services, fair value pricing services, factor services, customized reporting, third-party data provider costs, postage, stationery, programming, special reports, proxies, insurance, EDGAR filing, retention of records, federal and state regulatory filing fees, expenses from Board of directors meetings, third party auditing and legal expenses, wash sales reporting (GainsKeeper), conversion expenses (if necessary), and CCO team travel related costs to perform due diligence reviews at advisor or sub-advisor facilities.

Additional Services
Available but not included above are the following services – Section 15(c) reporting, daily compliance testing (Charles River), electronic Board materials, and additional services mutually agreed upon.

*Subject to annual CPI increase, Milwaukee MSA.
Fees are billed monthly.

**Advisor's signature below acknowledges approval of the fees on this Exhibit B.**
**By:  Performance Trust Investment Advisors, LLC**

**Name:**  /s/ Peter B. Cook_____

**Title:**  CIO_____

**Date:**  8/18/2010_____

**Exhibit B (continued) to the Trust for Professional Managers Fund Accounting Servicing Agreement**

**FUND ACCOUNTING SERVICES**
**SUPPLEMENTAL SERVICES**
**FEE SCHEDULE at August, 2010**

**Pricing Services**
- $_____ Domestic and Canadian Equities/Options
- $_____ Corp/Gov/Agency Bonds/International Equities/Futures/Currency Rates
- $_____ CMOs/Municipal Bonds/Money Market Instruments/International Bonds
- $_____ /Fund per Day - Bank Loans
- $_____ /Fund per Day - Credit Default Swaps/Swaptions
- $_____ /Fund per Day - Basic Interest Rate Swaps
- $_____ /Fund per Month - Mutual Fund Pricing
- $_____ /Foreign Equity Security per Month for Corporate Action Service
- $_____ /Domestic Equity Security per Month for Corporate Action Service
- $_____ /Month Manual Security Pricing (>10/day)

**Factor Services (BondBuyer)**
- $_____ /CMO/Month
- $_____ /Mortgage Backed/Month
- $_____ /Month Minimum/Fund Group

**Fair Value Services (FT Interactive)**
- $_____ on the First 100 Securities/Day
- $_____ on the Balance of Securities/Day

NOTE: Prices above are based on using IDC as the primary pricing service and are subject to change.  Use of alternative sources may result in additional fees.

**Advisor's signature below acknowledges approval of the fees on this Exhibit B.**

**By:  Performance Trust Investment Advisors, LLC**

**Name:**  /s/ Peter B. Cook_____

**Title:**  CIO_____

**Date:**  _8/18/2010_____

**TRUST FOR PROFESSIONAL MANAGERS**

**OPERATING EXPENSE LIMITATION AGREEMENT**

**with**

**PERFORMANCE TRUST INVESTMENT ADVISORS, LLC**

**THIS OPERATING EXPENSE LIMITATION AGREEMENT** (the "Agreement") is made as of the 10th day of August, 2010, by and between Trust for Professional Managers (the "Trust"), a Delaware statutory trust, on behalf of the series of the Trust listed in Schedule A hereto, as may be amended from time to time (the "Fund"), and the investment adviser to the Fund, Performance Trust Investment Advisors, LLC (the "Adviser"), a Illinois limited liability company.

**WITNESSETH:**

**WHEREAS**, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of August 10, 2010 (the "Investment Advisory Agreement"); and

**WHEREAS**, the Fund, and each of its classes, if any, is responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

**WHEREAS**, the Adviser desires to limit the Fund's Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits;

**NOW THEREFORE**, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

**1. LIMIT ON OPERATING EXPENSES.** The Adviser hereby agrees to limit the Fund's current Operating Expenses to an annual rate, expressed as a percentage of the Fund's average annual net assets to the amount listed in Schedule A (the "Annual Limit"). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

**2. DEFINITION.** For purposes of this Agreement, the term "Operating Expenses" with respect to the Fund is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, if any, including the Adviser's management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation.

**3. REIMBURSEMENT OF FEES AND EXPENSES.** The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its management fee under the Investment Advisory Agreement.

1

**4. TERM.** This Agreement shall become effective with respect to the Fund at the time the Fund commences operations pursuant to an effective amendment to the Trust's Registration Statement under the Securities Act of 1933, as amended, and shall continue for an initial term of three years, unless sooner terminated by either of the parties hereto in accordance with Paragraph 5 of this Agreement.

**5. TERMINATION.** This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days' written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement's termination.

**6. ASSIGNMENT.** This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

**7. SEVERABILITY.** If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

**8. GOVERNING LAW.** This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

**IN WITNESS WHEREOF**, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

| | |
|---|---|
| **TRUST FOR PROFESSIONAL MANAGERS** <br> on behalf of its series listed on Schedule A | **PERFORMANCE TRUST INVESTMENT ADVISORS, LLC** |
| By: /s/ Joseph Neuberger | By: /s/ Peter B. Cook |
| Name: Joseph Neuberger | Name: Peter Cook |
| Title: President | Title: Chief Investment Officer |

**SCHEDULE A**

| Series and Class of Trust for Professional Managers | Operating Expense Limitation as a Percentage of Average Daily Net Assets |
|---|---|
| Performance Trust Total Return Bond Fund | 0.95% |

August 26, 2010

Trust for Professional Managers
615 East Michigan Street, 2nd Floor
Milwaukee, WI  53202

Ladies and Gentlemen:

We have acted as your counsel in connection with the preparation of Post-Effective Amendment No. 200 to the Registration Statement on Form N-1A (Registration Nos. 333-62298; 811-10401) (the "Registration Statement") relating to the sale by you of an indefinite number of shares (the "Shares") of beneficial interest, $.001 par value, of Performance Trust Total Return Bond Fund (the "Fund"), a series of Trust for Professional Managers (the "Trust"), in the manner set forth in the Registration Statement (and the Prospectus of the Fund included therein).

We have examined:  (a) the Registration Statement (and the Prospectus of the Fund included therein), (b) the Trust's Declaration of Trust and Bylaws, as amended, (c) certain resolutions of the Trust's Board of Trustees and (d) such other proceedings, documents and records as we have deemed necessary to enable us to render this opinion.

Based upon the foregoing, we are of the opinion that the Shares, when sold as contemplated in the Registration Statement, will be duly authorized and validly issued, fully paid and nonassessable.

We consent to the use of this opinion as an exhibit to the Registration Statement.  In giving this consent, however, we do not admit that we are "experts" within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.

Very truly yours,

*/s/ Godfrey & Kahn, S.C.*

GODFREY & KAHN, S.C.

**PERFORMANCE TRUST INVESTMENT ADVISORS, LLC**

**CODE OF ETHICS**

**AUGUST 2010**

**PERFORMANCE TRUST INVESTMENT ADVISORS, LLC**
**CODE OF ETHICS**
**August 2010**

**INTRODUCTION**

This Code of Ethics (the "Code") has been adopted by Performance Trust Investment Advisors, LLC, an Illinois limited liability company ("Performance Trust"), to govern its investment advisory services to registered investment companies and series thereof, pooled investment vehicles, and managed accounts (each a "Client"). The Code establishes standards and procedures for the detection and prevention of inappropriate personal securities transactions by persons having knowledge of the investments and investment intentions of a Client and addresses other situations involving potential conflicts of interest.

Performance Trust expects all of its personnel to act with honesty, integrity, and professionalism and to adhere to the United States federal securities laws. The Code is intended to ensure that the business conduct and personal securities transactions of persons subject to the Code are conducted in accordance with the following principles:

- The duty at all times to place first the interests of Clients;

- The requirement that all personal securities transactions be conducted consistent with the Code and in such a manner as to avoid any actual or potential conflict of interest or any abuse by an individual of his responsibility and position of trust; and

- The fundamental standard that Performance Trust personnel not take inappropriate advantage of their positions.

Each supervised person is required promptly to report any violations of the Code to David F. Wilding, the Chief Compliance Officer of Performance Trust (the "CCO").

The CCO may, in his discretion, waive any provision of the Code so long as that provision is not required by rule 204A-1 promulgated under the Investment Advisers Act of 1940 or Rule 17j-1 promulgated under the Investment Company Act of 1940 (the "Investment Company Act"). The basis for any such waiver should be set forth in a written document maintained in our files.

**WHO AND WHAT ARE COVERED BY THE CODE?**

**Who is Covered?** The Code applies to all persons who are subject to the supervision of Performance Trust. Performance Trust forbids any supervised person from engaging in any conduct that is contrary to the Code or the insider trading policies contained in the August 2010 Compliance and Policy Manual (the "Manual"). All supervised persons are subject to the restrictions and requirements in the Code and the Manual regarding opening securities accounts, effecting securities transactions, reporting securities transactions, maintaining information and documents in a confidential manner, and other matters.

Performance Trust will provide a copy of the Code and any amendments to the Code to each supervised person and will require him to acknowledge his receipt of the Code and any amendments. Each supervised person is required to certify annually that he has read and understands the Code and the Manual and that he agrees to comply with them during the course of his employment or association with Performance Trust. The certification also requires supervised persons to state affirmatively that they have no knowledge of any violation of the Code by others.

Failure to comply with the Code is a very serious matter and may result in disciplinary action, including monetary fines, disgorgement of profits, and suspension or termination of employment.

**What is Covered?** The Code is concerned, among other things, with Reportable Securities (as defined below) of which a supervised person would be deemed to have beneficial ownership. "Reportable Securities" include any securities except (1) direct obligations of the United States government, (2) bankers' acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt instruments, including repurchase agreements, and (3) shares issued by registered open-end investment companies (such as mutual funds) other than Performance Trust Total Return Bond Fund, a series of Trust for Professional Managers, an investment company registered under the Investment Company Act ("TPM").

For purposes of the Code, beneficial ownership has the meaning set forth in rule 16a-1(a)(2) promulgated under the Securities Exchange Act of 1934. In general, the beneficial owner of a security is any person who, directly or indirectly through any contract, arrangement, understanding, or relationship or otherwise, has or shares the opportunity to profit or share in any profit derived from a transaction in the subject security. Among those securities in which a person has an indirect pecuniary interest are securities held by an immediate family member sharing the same household of the person. An immediate family member includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law and includes adoptive relationships.


**PRECLEARANCE**


Each supervised person is required to obtain prior written approval from the CCO before engaging in transactions relating to securities offered through an initial public offering or any other limited offering within the meaning of the Investment Company Act, such as a private placement. When seeking preclearance to invest through a limited offering, a supervised person is required to provide the CCO with details of the transaction that are sufficient to enable the CCO to assess whether the supervised person is exercising an opportunity that properly should belong to one or more Clients. The CCO will maintain a record of any decision, and the reasons supporting the decision, to approve the acquisition of securities in an initial pubic offering or other limited offering. The CCO maintains a record of all preclearance communications and reviews the personal account statements of supervised persons for adherence to these procedures.

The preclearance requirement covers any securities of which the supervised person would be deemed to have beneficial ownership. A supervised person is deemed to have beneficial ownership of the securities held by persons or entities with which the supervised person is affiliated. For these purposes, the following persons are deemed to be affiliated with a supervised person:

- His spouse and minor children;

- Any other persons, such as an adult child or a parent, living in his household;

- A trust of which the supervised person or a person affiliated with the supervised person is a trustee, the settlor (if the settlor has the ability to direct the terms of the trust once created), or a person with full or partial investment control, so long as a beneficiary of the trust is either the supervised person or a person who is affiliated with the supervised person; and

- Any other person or entity that the CCO deems, in his reasonable judgment, to be affiliated with the supervised person.

Purchases or sales of securities in an account in which the person has no direct or indirect or control and purchases that are part of an automatic dividend reinvestment plan are not subject to the preclearance requirements of the Code.

## PROHIBITED TRANSACTIONS

**Insider Trading Policy.** No supervised persons may effect a personal securities transaction unless he is in full compliance with the insider trading policy and other procedures set forth in the Manual.

**Prohibition Against Fraudulent Conduct.** No supervised person may use any information concerning a security held or to be acquired by a Client or his ability to influence any investment decision for personal gain or in a manner detrimental to the interests of a Client. In addition, no supervised person will, directly or indirectly:

· Employ any device, scheme, or artifice to defraud a Client or prospective Client or engage in any manipulative practice with respect to a Client or prospective Client;

· Engage in any transaction, practice, or course of business that operates or would operate as a fraud or deceit upon a Client or prospective Client;

· Knowingly sell any security to or purchase any security from a Client when acting as a principal for his own account or knowingly effect a purchase or sale of a security for a Client account when also acting as broker for a person on the other side of the transaction, without disclosing to the Client in writing before the completion of the transaction the capacity in which he or Performance Trust is acting and without obtaining the consent of the Client to the transaction;

- Make any untrue statement of a material fact to a Client or prospective Client or omit to state to a Client or prospective Client a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading; or

- Engage in any fraudulent, deceptive, or manipulative practice with respect to a Client or prospective Client.

**Compliance with Federal Securities Laws.** No supervised person may take any action or fail to take any action if the result would be a violation of federal securities laws.

**Confidentiality.** Except as required in the normal course of carrying out his business responsibilities, no supervised person will reveal information relating to the investment intentions or activities of any Client or securities that are being considered for purchase or sale on behalf of any Client.

**Undue Influence.** No supervised person may cause or attempt to cause any Client to purchase, sell, or hold any security in a manner calculated to create any personal benefit to himself and may not recommend any securities transactions for a Client without having disclosed his interest, if any, in the securities or the issuer thereof, including without limitation any present or proposed business relationship between the person (or any party in which he has a significant interest) and the issuer or its affiliates.

**Outside Activities.** As further described in the Manual, all supervised persons are required to receive approval for any outside business activities in which they wish to engage.

**Corporate Opportunities.** No supervised person may take personal advantage of any opportunity properly belonging to a Client.

**Other Prohibited Transactions.** No supervised person:

- May induce or cause a Client to take action or to fail to take action for his personal benefit rather than for the benefit of the Client;

- May establish or maintain an account at a broker-dealer, bank, or other entity through which securities transactions may be effected without notifying the CCO; or

- May use knowledge of portfolio transactions of a Client for his personal benefit or the personal benefit of others who are not Clients.

## PERSONAL SECURITIES REPORTING REQUIREMENTS

**Reporting.** Each supervised person is required to report to the CCO the information described in this section with respect to transactions in any Reportable Securities in which he has, or by reason of such transaction acquires, any direct or indirect beneficial ownership. A purchase or sale includes, among other things, the writing of an option to purchase or sell any Reportable Securities. A designee of the CCO will review the reports of the CCO.

**Exclusions.** Purchases or sales of Reportable Securities in an account in which the person has no direct or indirect or control and purchases that are part of an automatic dividend reinvestment plan are not subject to the reporting requirements of the Code.

**Initial Holding Reports.** No later than ten days after he becomes a supervised person, each supervised person is required to report to the CCO on the form that he prescribes the following information (which information must be current as of a date no more than 45 days prior to the date the person becomes a supervised person):

- The title, the symbol or CUSIP number, the number of shares or the principal amount of all Reportable Securities (whether or not publicly traded) in which the person has any direct or indirect beneficial ownership as of a date no more than forty-five days before the supervised person becomes subject to the Code;

- The name of any broker-dealer or bank with which the supervised person maintains an account in which any securities are held for his direct or indirect benefit as of the date he becomes subject to this Code; and

- The date that the report is submitted.

**Quarterly Transaction Reports.** No later than thirty days after the end of each calendar quarter, each supervised is required to report to the CCO on the form that he prescribes the following information:

- With respect to any transaction during the quarter in all Reportable Securities (whether or not publicly traded) in which the person has, or by reason of such transaction acquires, any direct or indirect beneficial ownership:

  · The date of the transaction, the title, the symbol or CUSIP number, the interest rate and maturity date (if applicable), the number of shares, and the principal amount of all Reportable Securities involved;

  · The nature of the transaction (such as purchase, sale, or any other type of acquisition or disposition);

  · The price of the Reportable Securities at which the transaction was effected;

· The name of the broker-dealer or the bank with or through which the transaction was effected; and

· The date that the report is submitted; and

▪ With respect to any account established by the person in which any Reportable Securities (whether or not publicly traded) were held during the quarter for his direct or indirect benefit:

· The name of the broker-dealer or the bank with which the account has been established; and

· The date that the report is submitted.

**Annual Holdings Report.** Annually, the following information (which information must be current as of a date no more than 45 days before the report is submitted):

▪ The title, number of shares and principal amount of Reportable Securities in which the supervised person had any direct or indirect beneficial ownership;

▪ The name of any broker, dealer or bank with whom the supervised person maintains an account in which any Reportable Securities are held for the direct or indirect benefit of the supervised person; and

▪ The date that the report is submitted by the supervised person.

**Alternative Reporting.** The submission to the CCO of duplicate broker-dealer or bank account statements on all transactions in Reportable Securities satisfies these reporting requirements, except with respect to securities not held in accounts at broker-dealers or banks, so long as the account statements contain in all material respects the information required by the Code or are in a format established by a recognized bank or broker-dealer.

**Report Qualification.** Any report may contain a statement that the report is not to be construed as an admission by the person making the report that he has any direct or indirect beneficial ownership in the Reportable Securities to which the report relates.

**Account Opening; Access to Information.** All supervised persons are required to provide written notice to the CCO promptly after opening any account with any broker-dealer or bank through which transactions in Reportable Securities may be effected. In addition, each supervised person is required:

▪ To provide full access to the CCO with respect to any and all records and documents that the CCO considers relevant to any securities transactions or other matters subject to the Code;

▪ To cooperate with the CCO in investigating any securities transactions or other matter subject to the Code; and

- To provide the CCO with an explanation of the facts and circumstances surrounding any securities transaction or other matter to the Code.

**Coordination with TPM.** In the event of any material change to the provisions of the Code that relate to personal securities transactions, the CCO will inform the chief compliance officer of TPM and will ensure that the change is approved by the board of trustees of TPM no later than six months after the change is adopted. Additionally, the CCO will report, at least on an annual basis, to TPM summarizing any disciplinary actions related to the code of ethics since the previous report.

### CHIEF COMPLIANCE OFFICER

**Duties.** The responsibilities of the CCO include:

- The review of all securities transaction and holdings reports;

- The preclearance of securities transactions as required by the Code or, in the alternative, the designation of another capable person to discharge this responsibility;

- The identification of all persons who are required to make reports and to obtain preclearance of securities transactions under the Code;

- A record of any violations of the Code and of any action taken as a result of the violation; and

- The maintenance of signed acknowledgments and compliance certifications by each supervised person.

**Potential Trade Conflict.** When there appears to be a transaction that conflicts with the Code, the CCO will request a written explanation of the transaction. If after review it is determined that there has been a violation of the Code, the CCO will submit a report with a recommendation of appropriate action to the manager of Performance Trust.

**Required Records.** The CCO will maintain or cause to be maintained:

- A copy of any code of ethics adopted by Performance Trust that has been in effect during the previous five years;

- A record of any violation of any code of ethics and of any actions taken as a result of such violation for at least five years after the end of the fiscal year in which the violation occurs;

- A copy of each report required by the Code for at least five years after the end of the fiscal year in which the report is made;

- A list of all persons who are, or within the past five years have been, required to make reports or who were responsible for reviewing these reports pursuant to any code of ethics adopted by Performance Trust; and

- A copy of each written report or acknowledgment required by the Code, including initial and quarterly reports and annual certifications, for at least five years after the end of the fiscal year in which it is made; and

- A record of all preclearances requested under the Code, whether or not granted, for at least five years after the end of the fiscal year in which the preclearance is requested.

**Sanctions.** If the CCO determines that a violation of the Code has occurred, he has the authority to impose sanctions as he deems appropriate, including without limitation disgorgement of profits and suspension or termination of employment.

780 NORTH WATER STREET
MILWAUKEE, WI 53202-3590
TEL 414-273-3500
FAX 414-273-5198
www.gklaw.com

August 26, 2010

**VIA EDGAR**
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:      Trust for Professional Managers

Ladies and Gentlemen:

We represent Trust for Professional Managers (the "Trust") in connection with its filing of Post-Effective Amendment No. 200 (the "Post-Effective Amendment") to the Trust's Registration Statement (Registration Nos. 333-62298; 811-10401) on Form N-1A under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended.  The Post-Effective Amendment is being filed pursuant to Rule 485(b) under the Securities Act.

We have reviewed the Post-Effective Amendment and, in accordance with Rule 485(b)(4) under the Securities Act, hereby represent that the Post-Effective Amendment does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

We consent to the use of this letter in the Post-Effective Amendment.

Very truly yours,

GODFREY & KAHN, S.C.

*/s/ Michael J. Conmey*

Michael J. Conmey

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY & APPLETON, WI; ANDWashington, DC
GODFREY & KAHN IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

August 27, 2010

**VIA EDGAR TRANSMISSION**

Ms. Linda Stirling
United States Securities and Exchange Commission
Division of Investment Management
100 "F" Street, N.E.
Washington, D.C.  20549

**Re:      TRUST FOR PROFESSIONAL MANAGERS (the "Trust")**
    **Securities Act Registration No: 333-62298**
    **Investment Company Act Registration No: 811-10401**
    **Performance Trust Total Return Bond Fund (S000029835)**

Dear Ms. Stirling:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the "1933 Act"), in response to your oral comments of July 26, 2010 regarding the Trust's Post-Effective Amendment ("PEA") No. 192 to its registration statement, filed on behalf of its series, Performance Trust Total Return Bond Fund (the "Fund"). PEA No. 192 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on June 17, 2010 for the purpose of adding the Fund as a new series to the Trust.  The Trust is filing this PEA No. 200 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust's responses, your comments are included in bold typeface immediately followed by the Trust's responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.   The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.   The Trust acknowledges that the Staff's comments, and changes in disclosure in response to the Staff's comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.   The Trust represents that neither it nor its management will assert the Staff's comments or changes in disclosure in response to the Staff's comments as an affirmative defense in any action or proceeding by the SEC or any person.

*   *   *   *   *   *

The Trust's responses to your comments are as follows:

**Prospectus – Summary Section – Principal Investment Strategies**

*Staff Comment*:  **Please expand or clarify the discussion of the investment adviser's use of "scenario based total return analysis" to select individual investments for the Fund.**

*Response*:  The Trust responds by revising the applicable disclosure to read as follows:

"Investments are selected for the Fund by applying a process whereby the Adviser makes a forward projection of the expected value of an investment after a period of time, assuming specific changes in the value of the investment or key factors that would affect its value, such as changes in interest rates, yield curve shifts and time horizons.  For fixed income instruments with credit components, a careful assessment of credit risk is made.  Investments with superior risk reward characteristics with respect to criteria such as price, interest rate sensitivity and credit quality, are selected for the Fund's portfolio."

**Prospectus – Summary Section – Principal Risks**

*Staff Comment*:  **The Staff notes that the risks related to prepayment of fixed income securities are duplicated under the risk factors entitled "Fixed Income Securities Risks" and "Mortgage-Backed Securities Risks."  Please remove the duplicated disclosure.**

*Response*:  The Trust responds by removing the following disclosure from the risk factor entitled "Fixed Income Securities Risks":  "Fixed income securities may be subject to risk of prepayment, and may decline in value because of mortgage foreclosures or defaults on the underlying obligations."

\* \* \* \* \* \*

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers